Exhibit 99.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

AFFLE 3IL LTD.

AFFLE 3IL INVESTCO LTD.,

and

PERION NETWORK LTD.

Dated as of November 1, 2026

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of November 1, 2026, is by and among (i) Affle 3IL Ltd., a private company limited by shares incorporated under the laws of Israel (“Parent”), (ii) Affle 3IL Investco Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and (iii) Perion Network Ltd., a company organized under the laws of the State of Israel (the “Company”). In connection with the execution and delivery of this Agreement, (x) Affle International Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (the “Guarantor”), has, concurrently with the execution of this Agreement, separately executed and delivered to the Company a guarantee of certain obligations of Parent and Merger Sub hereunder (the “Guarantee”), and (y) Affle 3i Limited (“Confirming Parent”) has, concurrently with the execution of this Agreement, separately executed and delivered to the Company the Confirming Parent Undertaking, in each case as set forth immediately following the signature pages to this Agreement. Neither the Guarantor nor Confirming Parent is a Party to this Agreement. All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties wish to effect a merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Israeli Companies Law, 5759-1999 (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Merger, each ordinary share, par value NIS 0.03 per share, of the Company issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) (the “Ordinary Shares” or the “Company Shares”) will be automatically converted into the right to receive the Per Share Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the ICL;

WHEREAS, the board of directors of the Company (the “Company Board”) has, on the terms and subject to the conditions set forth herein, determined that this Agreement and the transactions contemplated hereby, including the Merger (the “Transactions”), are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors as a result of the Merger;

WHEREAS, the Company Board has unanimously adopted resolutions approving the Merger, the execution of this Agreement and the consummation of the Transactions and has recommended that the Company Shareholders approve the Merger, this Agreement and the consummation of the Transactions (such recommendation to the Company Shareholders, the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board”) has, on the terms and subject to the conditions set forth herein, determined that this Agreement and the Transactions are fair to, and in the best interests of, Parent and its shareholders;

WHEREAS, the Parent Board has unanimously adopted resolutions approving the Merger, the execution of this Agreement and the consummation of the Transactions;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has, on the terms and subject to the conditions set forth herein, (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, Merger Sub and its sole shareholder, (ii) unanimously approved the Merger, the execution of this Agreement and the consummation of the Transactions, (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors as a result of the Merger and (iv) resolved to recommend that the sole shareholder of Merger Sub approve the Merger, this Agreement and the consummation of the Transactions;

WHEREAS, simultaneously with the execution and delivery of this Agreement and following the recommendation of the Merger Sub Board, the sole shareholder of Merger Sub has approved the Merger, the execution of this Agreement and the consummation of the Transactions;

WHEREAS, in order to induce the Company to enter into this Agreement, (i) the Guarantor will separately execute and deliver to the Company the Guarantee, (ii) Confirming Parent will separately execute and deliver to the Company the Confirming Parent Undertaking, and (iii) each of Confirming Parent, Guarantor, Affle MEA FZ-LLC and Affle Inc. (each, a “Cash Provider” and together, the “Cash Providers”) will separately execute and deliver to the Company an equity commitment letter, countersigned by Parent and the Company (the “Commitment Letter”), in each case in the forms attached hereto as Exhibit A;

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger;

WHEREAS, as a condition to the willingness of Parent to enter into this Agreement and as an inducement in consideration therefor, on the date hereof, certain of the Company’s directors, officers and shareholders have entered into voting and support agreements with Parent (together, the “Support Agreements”), pursuant to which, among other things, they have agreed to vote in favor of the Merger at the Company Special Meeting described herein; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and upon the terms and subject to the conditions set forth herein, the Parties agree as follows:

ARTICLE I
THE MERGER

Section 1.1             The Merger.

Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) will be merged with and into the Company (as the absorbing company (Ha’Chevra Ha’Koletet) in the Merger), whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Company”), such that following the Merger, the Surviving Company will (a) be a wholly owned subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, and (c) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 1.2             Closing.

Unless another date or place is agreed to in writing by the Company and Parent, the closing of the Merger (the “Closing”, and the date thereof, the “Closing Date”) shall be conducted at 9:00 a.m., Israel time, on a day no later than the third (3rd) Business Day after the satisfaction or waiver of the last of the conditions set forth in ARTICLE VII to be satisfied or, to the extent permitted by Law or under this Agreement, waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Law or under this Agreement, waiver of such conditions at the Closing). The Closing shall be deemed to occur simultaneously with the Effective Time, and the date on which the Effective Time occurs is referred to herein as the “Closing Date.”

Section 1.3             Effective Time.

As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall, and Parent shall cause Merger Sub to, in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the proposed date on which the Companies Registrar is requested to issue a certificate of Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that all of the conditions set forth in ARTICLE VII have been satisfied or waived to the extent permitted by Law or under this Agreement and the Parties have completed all deliveries required to be made at or prior to the Closing. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

Section 1.4             Effect of the Merger.

The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Shareholder, (a) Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 1.5             Memorandum and Articles of Association.

At the Effective Time the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, until such articles of association are thereafter duly changed or amended as provided therein or by applicable Law.

Section 1.6             Directors of the Surviving Company.

Effective immediately prior to the Effective Time, each director of the Company then in office shall cease to hold such office and any other offer or position with the Company and any Company Subsidiary, whether by resignation delivered pursuant to Section 6.13 or by removal, as applicable, in accordance with applicable Law and the Company Charter Documents. At the Effective Time, the individuals designated by Parent in writing to the Company prior to the Effective Time shall become the directors of the Surviving Company, until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the memorandum of association and the articles of association of the Surviving Company.

ARTICLE II
TREATMENT OF SECURITIES

Section 2.1             Treatment of Securities.

(a)          Treatment of Company Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or holders of any securities of the Company or of Merger Sub, subject to Section 2.1(b) and except as provided in Section 2.1(a)(ii):

(i)                Treatment of Ordinary Shares. Each Company Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall be converted into the right to receive an amount in cash equal to the Offer Price, being US$11.70 per Ordinary Share (subject to adjustment solely as provided in Section 2.1(b)) (the “Per Share Merger Consideration”), without interest and less applicable Taxes (if any) required to be withheld, in each case, payable as provided in Section 2.2 and Section 2.4. From and after the Effective Time, (a) except for Excluded Shares, the holders of all Ordinary Shares issued and outstanding immediately prior to the Effective Time (including all uncertificated Ordinary Shares represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such Ordinary Shares (each, a “Certificate”)) shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration applicable to such Ordinary Shares without interest and less applicable Taxes (if any) required to be withheld and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time and (b) the share transfer books of the Company shall be closed with respect to all Ordinary Shares outstanding and no further transfer of any such Ordinary Shares shall be made on such share transfer books after the Effective Time.

(ii)              Treatment of Excluded Shares. At the Effective Time, all Excluded Shares shall be automatically cancelled and shall cease to exist and no Per Share Merger Consideration, or any other consideration, shall be due or delivered in exchange therefore or in respect thereof.

(iii)            Treatment of Merger Sub Share Capital. At the Effective Time, each ordinary share, par value one (1) Israeli Agora (NIS 0.01) per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into and become one (1) validly issued, fully paid and nonassessable ordinary share, par value NIS 0.01 per share, of the Surviving Company and such ordinary shares, together with the Ordinary Shares transferred to Parent pursuant to Section 2.1(a)(i), shall constitute the entire issued share capital of the Surviving Company. Each certificate evidencing ownership of such ordinary shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(b)         Adjustment.

Any number or amount herein that is based upon a number or fraction of Ordinary Shares, including the Offer Price and the Per Share Merger Consideration, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Ordinary Shares outstanding after the Determination Time and prior to the Effective Time, and such adjustment shall provide to the holders of the Ordinary Shares the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 2.1(b) shall be construed to permit the Company to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement.

(c)          Payment Categories; Payment Schedule

(i)                Payment Categories. The consideration payable pursuant to this Agreement in respect of the Company Shares and the Company Equity Awards shall be paid in the following separate categories, in each case in accordance with the Sections referred to below and without duplication: (A) the Per Share Merger Consideration in respect of Company Shares (other than Excluded Shares, Section 102 Shares and TASE Shares), including Company Shares held through DTC and Company Shares issued upon the exercise or settlement of any Company Equity Award prior to the Effective Time that are not Section 102 Shares, shall be paid by the Exchange Agent to the holders thereof in accordance with Section 2.2(d), and such Company Shares shall be treated for all purposes of this Agreement as Company Shares issued and outstanding immediately prior to the Effective Time; (B) the Per Share Merger Consideration in respect of Section 102 Shares shall be paid by the Exchange Agent to the 102 Trustee, on behalf of the holders thereof, in accordance with Section 2.2(b), and not in accordance with Section 2.2(d) or the retention provisions of Section 2.4(a); (C) the Per Share Merger Consideration in respect of TASE Shares shall be paid by the Exchange Agent to the TASE clearing house in accordance with Section 2.2(c), and not in accordance with Section 2.2(d) or the retention provisions of Section 2.4(a); (D) the Vested Option Consideration and the Vested RSU/PSU Consideration shall be paid in accordance with Section 2.3(c), being to the 102 Trustee in the case of Section 102 Awards and Section 3(i) Awards and through the payroll systems of the Company or the applicable Company Subsidiary in the case of all other Vested Company Equity Awards, and in no event through the Exchange Agent or out of the Exchange Fund; and (E) the Vesting Date Payments shall be paid in accordance with Section 2.3(b)(ii), and Section 2.3(b)(iii), being to the 102 Trustee in the case of Section 102 Awards and Section 3(i) Awards and through payroll in the case of all other Unvested Company RSUs and Unvested Company PSUs.

(ii)              Payment Schedule. Not later than five (5) Business Days prior to the anticipated Closing Date, the Company shall deliver to Parent, the Exchange Agent and the 102 Trustee a schedule (the “Payment Schedule”) setting forth, separately for each category described above and for each holder: (1) the name and tax residency of the holder (and, in the case of Company Equity Awards payable through payroll, the applicable payroll entity); (2) the number of Company Shares or Company Equity Awards held, whether such Company Shares are Section 102 Shares, TASE Shares, Company Shares held through DTC or other Company Shares, and whether such Company Equity Awards are Section 102 Awards, Section 3(i) Awards or neither; (3) in the case of Company Equity Awards, whether such awards are vested or unvested; (4) the applicable exercise price, if any; (5) the applicable Section 102 track and the date of deposit with the 102 Trustee, if applicable; and (6) the amount payable and, in the case of Unvested Company RSUs and Unvested Company PSUs, each vesting date and the Vesting Date Payment payable on such date. The Payment Schedule shall be consistent with, and may incorporate, the Unvested Award Schedule and the allocation schedule delivered pursuant to Section 2.3(b)(ii). The Company shall deliver an updated Payment Schedule not later than one (1) Business Day prior to the Closing Date.

(iii)            Reliance; Section 102 Deposits. Parent, Merger Sub, the Surviving Company, the Exchange Agent, the 102 Trustee and the Israeli Withholding Agent shall be entitled to rely conclusively on the Payment Schedule, and none of them shall have any liability to any Person for any payment made in accordance with it. The Company shall cause each Company Share issued upon the exercise or settlement of any Section 102 Award prior to the Effective Time to be issued to, and held by, the 102 Trustee as of the Effective Time in accordance with Section 102.

Section 2.2             Payment for Company Shares; Surrender of Certificates.

(a)          Exchange Agent; Exchange Fund.

(i)                Prior to the Effective Time, Parent shall designate, after reasonable consultation with the Company, (i) a bank or trust company to act as the exchange agent in connection with the payment and delivery of the Per Share Merger Consideration (the “Exchange Agent”) and (ii) in connection with the provisions of the Withholding Tax Ruling (assuming such ruling is obtained), an Israeli information and withholding agent reasonably acceptable to the Company (the “Israeli Withholding Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and/or a Valid Tax Certificate, as applicable, and, in connection therewith, shall enter into agreements with the Exchange Agent and the Israeli Withholding Agent on terms approved by Parent.

(ii)              The Exchange Agent shall also act as the agent for the holders of the Company Shares for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby.

(iii)            On or prior to the Business Day immediately preceding the anticipated Closing Date, Parent or Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent, cash in immediately available funds in an amount sufficient to pay the aggregate amount of the Per Share Merger Consideration payable with respect to the Company Shares (other than the Excluded Shares), including (x) the Section 102 Shares, the consideration for which shall be transferred by the Exchange Agent to the 102 Trustee in accordance with Section 2.2(b), and (y)the Company Shares held through the TASE (“TASE Holders”, and such Company Shares, “TASE Shares”), the consideration for which shall be transferred by the Exchange Agent to the TASE clearing house for further distribution to the TASE Holders in accordance with Section 2.2(c) (the “Exchange Fund”), in each case for the benefit of the holders of such Company Shares. The Exchange Agent shall hold the portion of the Exchange Fund attributable to the Section 102 Shares, the TASE Shares and all other Company Shares in separate sub-accounts. The Exchange Fund shall not include any amount payable in respect of Company Equity Awards, which shall be paid solely in accordance with Section 2.3. The date on which the Exchange Fund is deposited with the Exchange Agent is referred to herein as the "Deposit Date".

(iv)            On or before the Deposit Date, Parent shall deliver to the Exchange Agent irrevocable written instructions (the “Exchange Agent Instructions”) providing that: (i) the Exchange Agent shall hold the Exchange Fund solely for the purposes contemplated by this Agreement; (ii) the Exchange Agent shall not release, distribute, transfer or otherwise apply any portion of the Exchange Fund before the issuance of the Certificate of Merger by the Companies Registrar, except as provided for in clause (iv) below; (iii) following the issuance of the Certificate of Merger, the Exchange Agent shall release and apply the Exchange Fund only in accordance with this Agreement and the Exchange Agent Instructions; and (iv) if the Certificate of Merger has not been issued by 5:00 p.m., Israel time, on the third (3rd) Business Day following the Deposit Date, the Exchange Agent shall promptly, and in any event within one (1) Business Day thereafter, return to Parent, or as Parent shall direct, all amounts then remaining in the Exchange Fund, together with any interest or other income earned thereon, by wire transfer to an account designated by Parent.

(v)              If the Exchange Fund is returned to Parent pursuant to clause (iv) above, Parent may, following the satisfaction or waiver of the applicable conditions to Closing and after providing reasonable prior notice to the Company, redeposit the Exchange Fund with the Exchange Agent in accordance with this Section 2.2(a). The return of the Exchange Fund shall not, by itself, terminate this Agreement, waive any condition to Closing or relieve any Party of any obligation under this Agreement.

(vi)            In the event that the Exchange Fund shall be insufficient to pay the aggregate amount of all Per Share Merger Consideration due to the Company Shareholders (other than the holders of Excluded Shares), Parent shall, or shall cause Merger Sub to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment.

(vii)          Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, pursuant to the Exchange Agent Instructions, delivery of the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement.

(viii)        The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Exchange Agent solely in accordance with investment instructions approved by Parent; provided, however, that (1) any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$10 billion (based on the most recent financial statements of such bank that are then publicly available), and (2) no such investment or loss thereon shall relieve Parent or the Exchange Agent from making the payments required by this Agreement, including the obligation to deposit additional funds with the Exchange Agent to cover any deficiency in the Exchange Fund, nor shall it affect the amounts payable to holders of a Certificate or Book-Entry Share pursuant to this ARTICLE II. Any interest and other income resulting from such investments shall be paid to Parent or the Surviving Company (at the election of Parent) which shall bear, in either case, any taxes applicable in connection with any such interest or other income, on the earlier of (A) one (1) year after the Effective Time or (B) the full payment of the Exchange Fund. Parent shall be responsible for all fees and expenses of the Exchange Agent and the Israeli Withholding Agent To the extent that Parent or the Surviving Company is required to bear any Taxes applicable to such investments, Parent or the Surviving Company (as applicable) shall be entitled to receive a portion of such interest or other income as reasonably determined by Parent or the Surviving Company (as applicable) in order to satisfy any Taxes which may be imposed on Parent or the Surviving Company (determined as if such interest or other income constitutes the only taxable income derived during the period).

(b)         Payments with respect to Section 102 Shares.

Within two (2) Business Days following the Closing, the Exchange Agent shall transfer the aggregate Per Share Merger Consideration payable with respect to the Section 102 Shares (as set forth in the Payment Schedule) to the 102 Trustee, on behalf of holders of Section 102 Shares, without deduction or withholding of any Taxes and in accordance with Section 102, the Options Tax Ruling and/or the Interim Options Tax Ruling (as applicable), in each case if obtained (the “Section 102 Share Consideration”). The Section 102 Share Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102, the Options Tax Ruling and/or the Interim Options Tax Ruling (as applicable), in each case if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102, the Options Tax Ruling and/or the Interim Options Tax Ruling in each case, if obtained.

(c)          Payments with respect to the TASE Shares.

Within two (2) Business Days following the Closing, the Exchange Agent shall transfer the aggregate Per Share Merger Consideration payable with respect to the TASE Shares (as set forth in the Payment Schedule) to the TASE clearing house for further distribution to the holders thereof in accordance with applicable Law and the procedures agreed with the TASE.

(d)         Procedures for Surrender; Payment with respect to the Company Shares (other than the Section 102 Shares and the TASE Shares).

(i)                As soon as reasonably practicable, and in any event within five (5) Business Days, after the Effective Time, Parent shall, and shall cause the Surviving Company to cause the Exchange Agent to mail or otherwise send:

(A)         to each holder of record of a Certificate (other than the 102 Trustee in respect of Section 102 Shares) and whose Company Shares were converted pursuant to Section 2.1 into the right to receive the Per Share Merger Consideration (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent and shall be in such customary form as Parent may reasonably specify, and (y) instructions for effecting the surrender of the Certificate (or affidavit of loss in lieu thereof) for payment of the Per Share Merger Consideration pursuant to Section 2.1; and

(B)         to each holder of record of a Certificate or Book-Entry Share (excluding the 102 Trustee in respect of Section 102 Shares, holders of TASE Shares and DTC or its nominee in respect of Company Shares held through DTC) and whose Company Shares were transferred to Parent pursuant consideration for Section 2.1 into the right to receive the Per Share Merger Consideration, a form of declaration for Tax withholding purposes (or such other forms as are required under any applicable Tax Law) in which the beneficial owner of an Ordinary Share provides certain information (and, if applicable, supporting documentation) necessary for Parent or the Exchange Agent or the Israeli Withholding Agent, as applicable, to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained, the Code, or any provision of applicable Law). Subject to the Withholding Tax Ruling, upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent, together with such letter of transmittal and declaration for Tax withholding purposes (including supporting documentation, as applicable) and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), in each case, duly completed and validly executed in accordance with the respective instructions thereto and such other documents as may reasonably be required pursuant to such instructions, Parent shall pay or cause the Exchange Agent to pay to the holder of such Certificate or Book-Entry Share the applicable Per Share Merger Consideration pursuant to the provisions of this ARTICLE II for each Ordinary Share formerly represented by such Certificate or Book-Entry Share, within three (3) Business Days following the later to occur of (x) the Effective Time or (y) the Exchange Agent’s receipt of such Certificate (as applicable, or affidavit of loss in lieu thereof) and such other documents as may reasonably be required pursuant to such instructions, and the Certificate (as applicable, or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificate (as applicable, or affidavit of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition precedent of payment that (1) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (2) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Company that such Tax either has been paid or is not required to be paid. Payment of the applicable Per Share Merger Consideration with respect to a Book-Entry Share shall only be made to the Person in whose name such a Book-Entry Share is registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Per Share Merger Consideration as contemplated by this ARTICLE II, without interest thereon and less applicable Taxes (if any) required to be withheld.

(ii)              Company Shares held through The Depository Trust Company (“DTC”) or its nominee shall not be subject to the surrender procedures set forth in this Section 2.2(d). Within two (2) Business Days following the Closing, the Exchange Agent shall transfer the aggregate Per Share Merger Consideration payable with respect to such Company Shares to DTC or its nominee for further distribution to the beneficial holders thereof in accordance with DTC’s customary procedures, subject to Section 2.4 and the Withholding Tax Ruling, if obtained.

(e)          Transfer Books; No Further Ownership Rights in Company Shares.

At the Effective Time, the stock transfer books or ledger of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holder of a Certificate or Book-Entry Share outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Company Shares represented thereby except as otherwise provided for herein or by applicable Law. If, after the Effective Time, a Certificate or Book-Entry Share is presented to the Surviving Company for any reason, it shall be cancelled and exchanged as provided in this Agreement.

(f)           Termination of Exchange Fund; No Liability.

Unless otherwise determined in the Withholding Tax Ruling, if such ruling is obtained, at any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of a Certificate or Book-Entry Share (other than holders of Excluded Shares), and, thereafter, such holders shall be entitled to look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Per Share Merger Consideration payable upon due surrender of their Certificate or Book-Entry Share and compliance with the procedures in Section 2.2(d) (with Parent acting as the Exchange Agent), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, Merger Sub, or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Per Share Merger Consideration, dividends, or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law.

(g)          Lost, Stolen or Destroyed Certificates.

In the event that any Certificate shall have been lost, stolen or destroyed, Parent shall issue or cause the Exchange Agent to issue, in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof (such affidavit to be in a form reasonably satisfactory to Parent and the Exchange Agent), the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof. Parent shall not require the owner of any such lost, stolen or destroyed Certificate to deliver a bond in connection therewith.

Section 2.3             Treatment of Company Equity Awards.

(a)          Company Options.

(i)                Vested Company Options. Each Company Option that is vested pursuant to its terms as of immediately prior to the Closing, including each Company Option the vesting of which is accelerated at or prior to the Closing in accordance with its terms in connection with the consummation of the Transactions (each, a “Vested Company Option”), shall, without any action on the part of Parent, Merger Sub, the Company, the holder of such Vested Company Option or any other Person, be cancelled and converted at the Effective Time into the right to receive from the Surviving Company an amount in cash equal to the product of (x) the number of Company Shares subject to such Vested Company Option, and (y) the excess, if any, of the Per Share Merger Consideration, over the per share exercise price of such Vested Company Option (the “Vested Option Consideration”). The Vested Option Consideration (reduced by the applicable Tax withholdings) shall be paid in accordance with Section 2.3(c) below. The Company shall, no later than two (2) Business Days prior to the anticipated Closing Date, deliver written notice to each holder of a Vested Company Option describing the treatment of such Vested Company Option pursuant to this Section 2.3(a) and determining a deadline for the exercise of any Vested Company Options, and shall take all actions necessary to give effect to the cancellation and conversion of each Vested Company Option as aforesaid at the Effective Time. A holder of a Vested Company Option may exercise such Vested Company Option in accordance with its terms prior to such deadline, in which case the Company Shares issued upon such exercise (other than Section 102 Shares, which shall be governed by Section 2.2(b)) shall be treated for all purposes of this Agreement as Company Shares issued and outstanding immediately prior to the Effective Time and shall be entitled to receive the Per Share Merger Consideration in accordance with Section 2.1(a)(i) and Section 2.2(d). All exercise procedures, Tax withholding procedures and trustee requirements in respect of Vested Company Options shall be subject to Parent’s reasonable approval.

(ii)              Notwithstanding the foregoing, each Vested Company Option with a per share exercise price that is equal to or greater than the Per Share Merger Consideration shall at the Effective Time, be cancelled and shall thereupon terminate without the payment of any consideration.

(b)          Company RSUs and Company PSUs.

(i)                Vested Company RSUs and Vested Company PSUs. Each Company RSU that is vested and outstanding as of immediately prior to the Closing, including each Company RSU the vesting of which is accelerated at or prior to the Closing in accordance with its terms in connection with the consummation of the Transactions (each, a “Vested Company RSU”), and each Company PSU that is vested and outstanding as of immediately prior to the Closing, including each Company PSU the vesting of which is accelerated at or prior to the Closing in accordance with its terms in connection with the consummation of the Transactions (each, a "Vested Company PSU”), shall, without any action on the part of Parent, Merger Sub, the Company, the holder of such Company RSU, Company PSU or any other Person, be canceled and converted at the Effective Time into the right of the holder to receive from the Surviving Company an amount in cash equal to the product of (x) the number of Company Shares subject to such Vested Company RSU or Vested Company PSU, and (y) the Per Share Merger Consideration (the “Vested RSU/PSU Consideration”). The Vested RSU/PSU Consideration (reduced by the applicable Tax withholdings) shall be paid in accordance with Section 2.3(c) below. The Company shall, no later than two (2) Business Days prior to the anticipated Closing Date, deliver written notice of such treatment to all holders of Vested Company RSUs and Vested Company PSUs and shall take all actions necessary to give effect to the cancellation and conversion of each Vested Company RSU and each Vested Company PSU as aforesaid at the Effective Time. Any Vested Company RSU or Vested Company PSU that is settled in Company Shares in accordance with its terms prior to the Effective Time shall result in Company Shares (other than Section 102 Shares, which shall be governed by Section 2.2(b)) that shall be treated for all purposes of this Agreement as Company Shares issued and outstanding immediately prior to the Effective Time and shall be entitled to receive the Per Share Merger Consideration in accordance with Section 2.1(a)(i) and Section 2.2(d). All settlement procedures, Tax withholding procedures and trustee requirements in respect of Vested Company RSUs and Vested Company PSUs, as well as acceleration of any vesting as aforesaid, shall be subject to Parent's reasonable approval.

(ii)              Unvested Company RSUs and Unvested Company PSUs. Each Company RSU that is not a Vested Company RSU (each, an “Unvested Company RSU”) and each Company PSU that is not a Vested Company PSU (each, an “Unvested Company PSU”), in each case that is outstanding immediately prior to the Effective Time, shall, at the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder thereof or any other Person, be canceled and converted at the Effective Time into the right of the holder to receive the Amended Incentive from the Surviving Company. Each Amended Incentive shall entitle the holder thereof to receive, on or promptly following (and in any event within thirty (30) days following) each vesting date applicable to the corresponding Unvested Company RSU or Unvested Company PSU, a cash amount, without interest and less applicable Taxes required to be withheld, equal to the product of (1) the number of Ordinary Shares underlying the portion of such Unvested Company RSU or Unvested Company PSU that vests on such vesting date in accordance with the vesting terms applicable thereto immediately prior to the Effective Time, multiplied by (2) the Offer Price (each such amount, a “Vesting Date Payment”). Each Amended Incentive shall be subject to the same vesting schedule and the same terms and conditions (including any service-based vesting conditions, any accelerated vesting provisions and any forfeiture provisions) as applied to the corresponding Unvested Company RSU or Unvested Company PSU immediately prior to the Effective Time, except that (x) each Amended Incentive shall be settled solely in cash in accordance with this Section 2.3(b)(ii), and (y) in the case of an Unvested Company PSU, any performance-based vesting condition shall be deemed satisfied as of the Effective Time, and the number of Ordinary Shares so determined shall vest (A) in the case of those Unvested Company PSUs set forth in Section 2.3(b)(ii) of the Company Disclosure Letter, in accordance with the time-based vesting date(s) provided in such Schedule, and (B) in any other case, solely in accordance with the service-based vesting schedule applicable thereto. No Per Share Merger Consideration shall be payable in respect of any Unvested Company RSU or Unvested Company PSU, and the sole entitlement of the holder of any Unvested Company RSU or Unvested Company PSU from and after the Effective Time shall be the right to receive the Vesting Date Payments under the applicable Amended Incentive in accordance with this Section 2.3(b)(ii), and none of Parent, any of its affiliates, the Company, the Surviving Company or any Company Subsidiary shall have any other liability or obligation to any such holder in respect of any Unvested Company RSU, Unvested Company PSU or Amended Incentive (including any obligation to make any additional or replacement grant). The Company shall, no later than two (2) Business Days prior to the anticipated Closing Date, deliver written notice, in form and substance reasonably satisfactory to Parent, to each holder of an Unvested Company RSU or Unvested Company PSU describing the treatment thereof pursuant to this Section 2.3(b)(ii). No later than two (2) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent an allocation schedule (the “Unvested Award Schedule”) which shall set forth the Company’s good faith estimate of the following information with respect to the Unvested Company RSUs and Unvested Company PSUs: (w) the name of each holder of such awards, (x) the total number of such awards issued or granted to such holder, (y) the vesting schedule for each Unvested Company RSU and Unvested Company PSU, and (z) the applicable settlement or payment date for each Unvested Company RSU and Unvested Company PSU that is treated as “nonqualified deferred compensation” for purposes of Section 409A of the Code.

(iii)            Notwithstanding anything to the contrary in this Agreement: (A) with respect to any Unvested Company RSU or Unvested Company PSU that is a Section 102 Award or a Section 3(i) Award, each Vesting Date Payment in respect of the applicable Amended Incentive shall be deposited with and held by the 102 Trustee, on behalf of the relevant holder, in accordance with Section 102, the Options Tax Ruling and/or the Interim Options Tax Ruling, in each case if obtained, and shall be released and paid by the 102 Trustee only in accordance with the applicable vesting terms and conditions and the requirements of Section 102, the Options Tax Ruling and/or the Interim Options Tax Ruling, in each case if obtained; and (B) with respect to any other Unvested Company RSU or Unvested Company PSU, each Vesting Date Payment shall be made by the Surviving Company or the applicable Company Subsidiary through its payroll system, which shall be used solely for the purpose of calculating, withholding and remitting applicable Taxes, in accordance with the applicable vesting terms and conditions and applicable Law.

(c)          Payments of Vested Option Consideration and Vested RSU/PSU Consideration. At the Effective Time or promptly thereafter (and in any event within two (2) Business Days following the Effective Time), Parent shall cause (it being agreed that such amounts shall be paid solely as set forth in clauses (i) and (ii) below, and not through the Exchange Agent or out of the Exchange Fund):

(i)                the transfer of the aggregate Vested Option Consideration and Vested RSU/PSU Consideration payable with respect to Vested Company Options, Vested Company RSUs and Vested Company PSUs that are Section 102 Awards or Section 3(i) Awards to the 102 Trustee, on behalf of holders of Section 102 Awards or Section 3(i) Awards, as applicable, in accordance with Section 102 (if applicable) and the Options Tax Ruling, if obtained (the “Section 102 Vested Award Consideration” and the “Section 3(i) Vested Award Consideration,” respectively). The Section 102 Vested Award Consideration and the Section 3(i) Vested Award Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 (if applicable) and the Options Tax Ruling or the Interim Options Tax Ruling, in each case if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 (if applicable) and the Options Tax Ruling, if obtained; and

(ii)              the deposit of the aggregate amount of funds payable with respect to Vested Company Options, Vested Company RSUs and Vested Company PSUs (in each case, other than Section 102 Awards and Section 3(i) Awards) with the Company or its Subsidiaries at one or more accounts designated by the Company prior to Closing for the benefit of the holders thereof, which amounts shall be paid by the Company or its Subsidiaries to the respective holders thereof through the Company’s or the applicable Subsidiary’s payroll systems (which shall be used solely for the purpose of calculating, withholding and remitting applicable Taxes), net of applicable Tax withholdings, promptly and not later than the second regular payroll cycle of the Company following the Closing.

(d)          Parties’ Obligations.

Prior to the Closing Date, the Company will take all actions and adopt such resolutions as may be reasonably necessary to give effect to and accomplish the transactions contemplated by this Section 2.3, and any resolutions, amendments to the Company Equity Plans or applicable award agreements, and notices to holders adopted or delivered by the Company for such purpose shall be in form and substance reasonably satisfactory to Parent, provided that the foregoing shall not apply with respect to Unvested Company RSUs and Unvested Company PSUs granted under the 2013 Equity Plan, with respect to which the Company shall be required to use its reasonable best efforts to accomplish the transactions with respect to such Unvested Company RSUs and Unvested Company PSUs, including by adopting such resolutions, taking such actions permitted under the 2013 Equity Plan and the applicable award agreements, in each case as are reasonably necessary to give effect thereto, and the Company shall keep Parent reasonably informed of its progress.

Section 2.4             Withholding.

(a)          Parent, Merger Sub, the Surviving Company, the 102 Trustee, the Exchange Agent, the Israeli Withholding Agent, any TASE member and any other third-party paying agent (each a “Payor”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to a holder of Ordinary Shares, or Company Equity Awards pursuant to this Agreement, any amounts that are required to be withheld or deducted with respect to such consideration pursuant to the Code, the Ordinance or any applicable provisions of Israeli or non-Israeli Tax Law and in accordance with the Withholding Tax Ruling and the Options Tax Ruling, if obtained. For the avoidance of doubt, no withholding, deduction, payment or other application of any amount held in the Exchange Fund shall occur before the issuance of the Certificate of Merger, except for the return of the Exchange Fund to Parent in accordance with Section 2.2(a). Subject to applicable Law and the Withholding Tax Ruling and the Options Tax Ruling, if obtained, Parent shall have the right, acting in good faith, to determine the timing, method and amount of any such deduction, withholding, retention and remittance, including pending the receipt of adequate Tax forms, declarations, supporting documentation, a Valid Tax Certificate or other information reasonably requested by Parent, the Exchange Agent or any other Payor. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Notwithstanding the foregoing provisions and subject to any other provision to the contrary in the Withholding Tax Ruling, if obtained, with respect to Israeli Taxes, the consideration payable to each Company Shareholder (other than in respect of Section 102 Shares, which shall be governed exclusively by Section 2.2(b), Section 2.4(c) and Section 2.4(d), and TASE Shares, which shall be governed exclusively by Section 2.2(c)) shall be retained by the Exchange Agent for the benefit of each such Company Shareholder until the date that is two hundred and seventy (270) days following the Closing, or such later date as may be required by the Withholding Tax Ruling, if obtained, or by any written instruction of the ITA (the “Withholding Drop Date”), unless Parent or the Exchange Agent is otherwise instructed explicitly by the ITA (during such period, no Payor shall make any payments to any such Company Shareholder or withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below, and each such Company Shareholder may obtain a Valid Tax Certificate). If a Company Shareholder delivers, no later than three (3) Business Days prior to the Withholding Drop Date, (i) in case the Withholding Tax Ruling is obtained, a declaration for Israeli Tax withholding purposes and any supporting documentation required by the Withholding Tax Ruling, as applicable, or (ii) a Valid Tax Certificate to a Payor, or such other forms as are required under any applicable Tax Law, all in accordance with Section 2.2(d), then the Per Share Merger Consideration due to such Company Shareholder shall be paid to such Company Shareholder and the deduction and withholding of any Israeli Taxes shall be made only in accordance therewith, subject to any applicable non-Israeli withholding. Subject to the Withholding Tax Ruling, if obtained, if any Company Shareholder (i) does not provide a Payor with a declaration for Israeli Tax withholding purposes and all supporting documentation required by the Withholding Tax Ruling, if obtained, or a Valid Tax Certificate, or such other forms as are required under any applicable Tax Law, by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request to a Payor to release such holder's portion of the consideration prior to the Withholding Drop Date and fails to submit a declaration for Israeli Tax withholding purposes and all supporting documentation required by the Withholding Tax Ruling, if obtained, or a Valid Tax Certificate, or such other forms as are required under any applicable Tax Law, at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as determined by Parent or the Exchange Agent or the Israeli Withholding Agent, as applicable, acting in good faith. Unless otherwise determined in the Withholding Tax Ruling, if obtained, any withholding made in New Israeli Shekels with respect to payments made hereunder in Dollars shall be calculated based on a conversion rate on the date the payment is actually made to any recipient and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

(b)         Notwithstanding the foregoing, if the Withholding Tax Ruling is not obtained, and provided that the Israeli Withholding Agent delivers to Parent, prior to the Closing, an undertaking as required under Section 6.2.4.3 of Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that Includes Consideration That Will Be Transferred to the Seller at Future Dates), then the Per Share Merger Consideration payable to each Company Shareholder (other than holders of Section 102 Shares) shall be paid, free of any withholding, to the Israeli Withholding Agent, and such amounts shall be paid to such Company Shareholders through the Exchange Agent, subject to the provisions of this Section 2.4 which shall apply mutatis mutandis to the Israeli Withholding Agent, and the Parties shall adjust the payment procedures accordingly pursuant to Section 2.6.

(c)          Notwithstanding the foregoing, any payments made to holders of Company Options, Company RSUs, Company PSUs, and holders of Section 102 Shares (including payments in respect thereof to the 102 Trustee) shall be subject to deduction or withholding of Israeli Tax pursuant to the Ordinance on the sixteenth (16th) day of the calendar month following the month during which the Closing occurs, unless with respect to Section 102 Shares, Section 102 Awards and Section 3(i) Awards, the Options Tax Ruling or the Interim Options Tax Ruling has been obtained before such date, in which case Parent, the Company and any Person acting on their behalf shall act in accordance with such ruling; provided, however, that any Vesting Date Payment shall be subject to deduction and withholding of Taxes as of the date on which such Vesting Date Payment is actually paid (or, if applicable, deposited with the 102 Trustee), in accordance with applicable Law and the Options Tax Ruling or the Interim Options Tax Ruling, if obtained.

(d)         In the event that the Payor receives a demand in writing from the ITA to withhold any amount out of the amount held such Payor and transfer it to the ITA, such Payor (i) shall notify the applicable Seller of such matter promptly after receipt of such demand, and provide such Seller with reasonable time to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA and (ii) to the extent that any such certificate, ruling or confirmation is not timely provided by such Seller to the Payor, the Payor shall transfer to the ITA any amount so demanded, including any interest, indexation and fines required by the ITA in respect thereof, and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the applicable Seller.

Section 2.5             Further Assurances.

At and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company, Merger Sub or otherwise, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 2.6            Adjustment of Payment Procedures. If following the date hereof, Parent determines, after consultation with the Company, that it is reasonably necessary or advisable to modify the Tax withholding, payment routing, trustee or other administrative procedures set forth in Section 2.2 or Section 2.3 in order to comply with applicable Law, the requirements of the Exchange Agent, the Israeli Withholding Agent or the TASE, or the Withholding Tax Ruling, Interim Options Tax Ruling or the Options Tax Ruling, in each case, if obtained, Parent may implement such modifications, and the Company shall take all actions reasonably requested by Parent to implement such procedures. For the avoidance of doubt, no modification pursuant to this Section 2.6 shall alter the substantive treatment of any Vested Company Equity Award under Section 2.3, including the cancellation and conversion thereof into the right to receive the Vested Option Consideration or the Vested RSU/PSU Consideration, as applicable, at the Effective Time, or the allocation of payments among the categories set forth in Section 2.1(c), unless Parent and the Company expressly agree otherwise in writing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the reports, schedules, forms, statements and other documents filed by the Company with the ISA or with the SEC (or furnished by the Company to the SEC), in each case, prior to the date of this Agreement (excluding any forward-looking disclosures or risk factor disclosures set forth therein, in each case, to the extent that such statements are predictive, cautionary, protective or forward-looking in nature) (it being understood that this clause (i) shall not be applicable to Section 3.3) or (ii) the correspondingly numbered Section of the disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any Section or subsection of this ARTICLE III or the Company Disclosure Letter shall be deemed disclosure with respect to any other Section or subsection of this Agreement only to the extent that the relevance of such item to such other Section or subsection is expressly cross-referenced or is reasonably apparent on the face of such disclosure without independent investigation), the Company represents and warrants to Parent and Merger Sub as set forth below in this ARTICLE III:

Section 3.1             Qualification, Organization, Subsidiaries, etc.

(a)          The Company is a corporation duly organized and validly existing under the Laws of the State of Israel. The Company has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is in good standing (to the extent such concept is recognized under applicable Law) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Section 3.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary of the Company (each, a “Company Subsidiary”), including its type of legal entity, jurisdiction of organization, U.S. tax classification, if applicable, directors or managers, and the record and beneficial ownership of its outstanding equity interests. Except as set forth on Section 3.1(b) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any Person. Each Company Subsidiary is duly organized and validly existing under the Laws of its jurisdiction of organization and, except as would not be material to the Company and the Company Subsidiaries, taken as a whole, has the requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing, to the extent such concept is recognized under applicable Law, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as described in Section 3.1(b) of the Company Disclosure Letter, no Company Subsidiary is in dissolution, liquidation, administration, receivership, insolvency or similar proceedings under the Laws of its jurisdiction of organization.

(c)          The jurisdictions listed in Section 7.1(c) of the Company Disclosure Letter include all jurisdictions in which the Company or any Company Subsidiary conducts business and which are material to the business and operations of the Company and the Company Subsidiaries, taken as a whole.

Section 3.2             Memorandum and Articles of Association

The Company has made available to Parent complete and correct copies of (a) the memorandum of association of the Company, as amended to date and currently in effect (the “Memorandum of Association”), (b) the articles of association of the Company, as amended to date and currently in effect (the “Articles of Association,” and together with the Memorandum of Association, the “Company Charter Documents”), and (c) the equivalent organizational documents, as amended to date and currently in effect, of each Company Subsidiary. The Company Charter Documents and the equivalent organizational documents of each Company Subsidiary are in full force and effect. Neither the Company nor any Company Subsidiary is in material violation of any provision of its respective memorandum of association, articles of association, charter, bylaws or equivalent organizational documents.

Section 3.3             Capitalization.

(a)          The registered (authorized) share capital of the Company is NIS 2,400,000 divided into 80,000,000 Ordinary Shares.

(b)          All outstanding Company Shares are validly issued, fully paid and nonassessable and are issued free of any preemptive rights or any similar right under any provision of the ICL or the Company Charter Documents. All Company Shares subject to issuance upon the exercise, vesting or conversion of any convertible security that may be issued prior to the Effective Time are duly authorized and will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, validly issued, fully paid and nonassessable and free of any preemptive rights or any similar right under any provision of the ICL or the Company Charter Documents.

(c)          As of the close of business on October 25, 2026 (the “Capitalization Date”):

(i)                32,461,992 Ordinary Shares were issued and outstanding (other than Ordinary Shares held in treasury of the Company);

(ii)              No Ordinary Shares were held by any Company Subsidiary;

(iii)            378,024 Ordinary Shares were held in the treasury of the Company;

(iv)            86,178 Ordinary Shares were subject to outstanding Company Options;

(v)              2,333,757 Ordinary Shares were issuable pursuant to outstanding Company RSUs; and

(vi)            1,089,805 Ordinary Shares were issuable pursuant to outstanding Company PSUs.

(d)          Section 3.3(d) of the Company Disclosure Letter lists (i) each Company Option, Company RSU, and Company PSU outstanding as of the Capitalization Date, (ii) the Company Equity Plan or other Contract under which such security was issued, (iii) the name of the holder of such security, the country in which the holder thereof provides services to the Company or any Company Subsidiary, (iv) the number of Ordinary Shares issuable thereunder (and, in the case of each Company PSU, the number issuable assuming both target and maximum performance), (v) the grant or issuance date of such security, (vi) the expiration date of such security, (vii) the exercise, conversion or similar purchase price of such security, as applicable, (viii) whether such security is vested, exercisable, convertible or unvested as of the Capitalization Date and the applicable vesting, exercise, conversion or settlement schedule and, in the case of each Company PSU, the applicable performance conditions and performance period, (ix) whether the vesting, exercisability, convertibility or settlement of such security accelerates, in whole or in part, upon or in connection with the consummation of the Transactions or upon any termination of employment or engagement following the Closing and (x) for Section 102 Awards, the date of deposit of such Section 102 Awards with the 102 Trustee. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Company Option Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof or other authorized designee) and any required stockholder approval by the necessary number of votes or written consents. No outstanding Company Option was granted to an individual treated as a “United States person” for U.S. federal income tax purposes (a “U.S. Tax Person”) with a per share exercise price that was less than the fair market value of a Company Share on the applicable Company Option Grant Date, and the Company has not granted to any U.S. Tax Person any Company Options, Company RSUs or Company PSUs that constitute “nonqualified deferred compensation” subject to the provisions of Section 409A of the Code. Each grant of a Company Option, Company RSU and Company PSU was made in accordance with (i) the terms of an applicable Company Equity Plan, (ii) all applicable securities Laws, (iii) the Code and (iv) all other applicable Laws. Each Company Option, Company RSU and Company PSU was granted under one of the Company Equity Plans. Further, each issuance, grant, sale and delivery by the Company or any Company Subsidiary of Company Shares, Company Securities, Company Equity Awards, equity securities of any Company Subsidiary or any other equity or equity-linked securities of the Company or any Company Subsidiary, including any such issuance, grant, sale or delivery pursuant to any Company Equity Plan, has complied with all applicable securities Laws, including the Securities Act, the Exchange Act, Blue Sky Laws, the Israeli Securities Law and all applicable stock exchange listing rules, and was, at the time of such issuance, grant, sale or delivery, either registered or qualified under, or exempt from registration or qualification under, all such applicable securities Laws.

(e)          Except for changes since the Capitalization Date specified in Section 3.3(c) resulting from the exercise of Company Options or the vesting and settlement of Company RSUs or Company PSUs outstanding on such date, or actions taken after the date of this Agreement in compliance with this Agreement, neither the Company nor any Company Subsidiary has issued or is subject to any (i) options, warrants, convertible securities or other rights, Contracts, arrangements or commitments of any character, whether written or oral, relating to the issued or unissued share capital of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, grant, sell, amend, accelerate, settle or convert any shares of, or other equity interests in, the Company or any Company Subsidiary, (ii) shares of, or other voting securities or ownership interests in, the Company or any Company Subsidiary or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of any shares or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into securities having voting rights) or ownership interests in the Company or any Company Subsidiary (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”), which are outstanding as of the date hereof, other than as described in Section 3.3(a) or Section 3.3(d) of the Company Disclosure Letter.

(f)           Except for the Support Agreements and the Company Charter Documents, there are no voting trusts or other Contracts to which the Company or any Company Subsidiary is a party or, to the knowledge of the Company, to which any of its directors or officers is a party, with respect to the voting of any shares of, or other equity interest in, the Company or any Company Subsidiary.

(g)          There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Shares or any other Company Securities or any equity securities of any Company Subsidiary or to pay any dividend or make any other distribution in respect thereof or to provide funds to, or make any debt or equity investment in, any Company Subsidiary or any other Person. Each outstanding share of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of any preemptive rights, and each such share is owned by the Company or another Company Subsidiary free and clear of all Liens or Contracts or other limitations on the Company’s or any Company Subsidiary’s voting rights. In the past three (3) years, neither the Company nor any Company Subsidiary has, while an affiliate of the Company or otherwise to the knowledge of the Company, declared or paid any dividends (other than dividends to or among the Company and its Subsidiaries).

(h)          Section 3.3(h) of the Company Disclosure Letter identifies each Person with an offer letter or other Contract that contemplates a grant of Company Options, Company RSUs, Company PSUs or other Company Securities, including the number, series and class of shares, exercise price and vesting schedule, including any accelerated vesting, or who has otherwise received any written or, to the knowledge of the Company, oral binding commitment to be granted Company Options, Company RSUs, Company PSUs, or other Company Securities, in each case, which have not been granted or issued as of the date hereof.

Section 3.4             Authority Relative to this Agreement.

(a)          The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (except for (i) receipt of the Company Shareholder Approval and (ii) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)          The Company Board, at a meeting duly called and held in compliance with the requirements of ICL and the Articles of Association prior to the execution of this Agreement, unanimously adopted resolutions (i) resolving that this Agreement and the Transactions are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approving this Agreement and the Transactions on the terms and subject to the conditions set forth herein, and (iii) resolving to make the Company Board Recommendation. As of the date of this Agreement, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 3.5             No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, subject to obtaining both (x) any consent, approval, authorization, expiration or termination of all applicable waiting periods, or permit of, or filing with, or notification to, any Governmental Authority listed in Section 3.5(a) of the Company Disclosure Letter and (y) the Company Shareholder Approval, (i) conflict with or violate the Company Charter Documents or the equivalent organizational documents of any Company Subsidiary, (ii) conflict with or violate any Law or Order applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, (iii) conflict with or violate any of the requirements of, or give a Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy, or require any refund or recapture with respect to, any Government Grant or other Permit, or any benefit provided or available under any Government Grant or other Permit that is held by the Company or any Company Subsidiary or (iv) subject to obtaining the consents listed in Section 3.5(a) of the Company Disclosure Letter, result in any breach of, constitute a default, or an event that, with notice or lapse of time or both, would become a default or breach, under, result in the acceleration of any obligation of the Company or a Company Subsidiary, give rise to a right of termination, vesting, amendment, suspension, revocation or cancellation, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any Company Material Contract or material Permit, except, in the case of clauses (ii), (iii) and (iv), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not be material to the Company and the Company Subsidiaries, taken as a whole.

(b)          The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) the filing of requests for receipt of the Options Tax Ruling and the Withholding Tax Ruling, (iii) any filings and other consents as may be required under the rules and regulations of NASDAQ and the TASE, (iv) the furnishing of the Proxy Statement to the SEC and ISA, (v) applicable requirements, if any, of the Securities Act, the Exchange Act, the Israeli Securities Law and state securities or “blue sky” Laws (“Blue Sky Laws”), (vi) compliance with the HSR Act, and other applicable Antitrust Laws, (vii) such filings and other approvals as may be required solely by reason of Parent’s or Merger Sub’s, as opposed to any third party’s, participation in the Merger or the other transactions contemplated hereby and (viii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6             Permits; Compliance.

(a)          (i) Each of the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Authority necessary for each of the Company or any Company Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”), (ii) all such Permits are in full force and effect, and (iii) as of the date of this Agreement, no suspension, cancellation, withdrawal or revocation thereof is pending or, to the knowledge of the Company, threatened, in each case, except where the failure to possess, to be valid, or to be in full force and effect, or the suspension, cancellation, withdrawal, or revocation any of the Permits, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is, or in the past three (3) years has been, in conflict with, default under or violation of, in any material respect, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected.

(b)          Since January 1, 2023, none of the Company, any Company Subsidiary, nor, to the knowledge of the Company, any of its or their directors, officers, employees, or any agents or other Persons, while acting for or on behalf of the Company or any Company Subsidiary (each, an “Associated Person”) have taken any action in violation of (i) the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder; (ii) Sections 291 and 291A of the Israeli Penal Law, 1977; (iii) the Israeli Prohibition on Money Laundering Law, 2000; and (iv) any other applicable anticorruption, anti-money laundering and/or anti-bribery laws, statutes, rules, regulations, ordinances, judgments, orders, decrees, injunctions, and writs of any governmental authority of any jurisdiction applicable to the Company or its Subsidiaries (whether by virtue of jurisdiction or organization or conduct of business) (collectively, the “Applicable Anticorruption Laws”). None of the Company, any Company Subsidiary, or, to the knowledge of the Company, any of their respective directors, officers, or employees in their capacity as such, are or have since January 1, 2023 been the subject of any allegation, voluntary disclosure, investigation, prosecution, or other enforcement action related to the Applicable Anticorruption Laws. The Company and each Company Subsidiary maintains the written policies and procedures listed on Section 3.6(b) of the Company Disclosure Letter, which are designed to ensure compliance with the Applicable Anticorruption Laws.

(c)          Since January 1, 2023, none of the Company, any Company Subsidiary, nor, to the knowledge of the Company, any of its or their directors, officers, employees, or any other Associated Persons acting for or on behalf of the Company or any Company Subsidiary, has, directly or indirectly, offered, paid, promised to pay, or authorized a payment, of any money or other thing of value (including any fee, gift, sample, commission payment, discount, travel expense, or entertainment) to any of the following persons for the purpose of influencing any act or decision of such person in his official capacity, inducing such person to do or omit to do any act in violation of the lawful duty of such official, securing any improper advantage, or inducing such person to use his influence with any Governmental Authority or instrumentality thereof to affect or to influence any act or decision of such government or instrumentality, in order to assist the Company or a Company Subsidiary in obtaining or retaining business for or with, or directing the business to: (i) any person who is an agent, representative, official, officer, director, or employee of any Governmental Authority or any department, agency, or instrumentality thereof (including officers, directors, and employees of state-owned, operated or controlled entities) or of a public international organization; (ii) any person acting in an official capacity for or on behalf of any such Governmental Authority, department, agency, instrumentality, or public international organization; (iii) any political party or official thereof; (iv) any candidate for political or political party office (such recipients in paragraphs (i), (ii), (iii) and (iv) of this subsection (c) collectively, “Government Officials”); or (v) any other individual or entity while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official or the immediate family member of a Government Official or any individual whose benefit is in the interests of a Government Official.

(d)          Since April 24, 2019, the Company and all Company Subsidiaries have complied in all applicable export and re-export controls and sanctions laws and regulations, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations, other controls administered by the United States Department of Commerce or the United States Department of State, the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), and all other applicable import/export controls and sanctions laws and regulations (collectively, the “Trade Laws”), except, in each case, as would not be material to the Company and the Company Subsidiaries, taken as a whole. To the knowledge of the Company, none of the Company, any Company Subsidiary, any of its or their directors, officers or employees, nor any Associated Person acting for or on behalf of the Company or any Company Subsidiary, has, directly or indirectly, engaged in any transactions or dealings with, or exported any products, technology, or services to, (i) any country or territory that, at the time of such transaction or dealing, was subject to a U.S. Government embargo (including Cuba, Iran, North Korea, Sudan, Syria, and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic Regions of Ukraine) (collectively, the “Embargoed Countries”); (ii) any Person that is located in, or acting on behalf of, or directly or indirectly owned or controlled by any governmental entity of, any Embargoed Country in violation of the Trade Laws; (iii) any Person identified on any applicable export- or sanctions-related restricted party list, including, but not limited to, the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identifications List, which are maintained by OFAC, or the Entity List, Denied Persons List, or Unverified List, which are maintained by the Bureau of Industry and Security of the U.S. Department of Commerce (collectively, the “Prohibited Party Lists”); or (iv) any Person 50 percent or more owned or controlled by, or acting on behalf of, one or more Persons identified on a Prohibited Party List, except, in each case, as would not be material to the Company and the Company Subsidiaries, taken as a whole. None of the Company, any Company Subsidiary or, to the knowledge of the Company, their actual or beneficial owners appears on a Prohibited Party List. Without limiting the foregoing: (a) the Company and each of its Subsidiaries has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings with any Governmental Authority required for (i) the export, import and re-export of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad under the Trade Laws (collectively, “Export Approvals”), except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (b) the Company and each of its Subsidiaries is in compliance with the terms of all applicable Export Approvals, except where the failure to do so would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) no Export Approvals for the transfer of export licenses to Parent or the Surviving Company are required, except for such Export Approvals that can be obtained expeditiously and without material cost.

Section 3.7             Committee on Foreign Investment in the United States (CFIUS).

Neither the Company nor any Company Subsidiary (a) produces, designs, tests, manufactures, fabricates or develops in the United States one or more “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); or (b) performs any of the functions set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure” within the meaning of the DPA.

Section 3.8             SEC Filings; ISA Filings; Financial Statements.

(a)          The Company has timely filed or furnished all forms, statements, schedules, reports and other documents required to be filed or furnished by it with the SEC, the ISA and TASE since January 1, 2023 (all such documents filed or furnished since January 1, 2023 and those filed or furnished by the Company with the SEC, the ISA or TASE subsequent to the date of this Agreement, if any, including any amendments thereof, the “Company Reports”). At the time it was filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each Company Report (i) complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, the Sarbanes-Oxley Act of 2002 (“SOX”), the Israeli Securities Law, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of Nasdaq and TASE, and (ii) did not, at the time it was filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) contain any untrue statement of a material fact, or omit to state a material fact, required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)          As of the date hereof, the Company is a “foreign private issuer” (as defined in Rule 3b-4 of the Exchange Act).

(c)          Each of the consolidated financial statements (including all the related notes and schedules thereto) contained or incorporated by reference in the Company Reports filed or furnished with the SEC, the ISA or TASE (i) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC, the ISA or TASE with respect thereto, in each case as of their respective dates of filing, (ii) was prepared in accordance with GAAP applied on a consistent basis with the Company’s past practices throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC and the ISA), and (iii) fairly presents, in all material respects, in accordance with GAAP, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments).

(d)          Except as and to the extent set forth in the consolidated balance sheet of the Company and its consolidated Company Subsidiaries as of June 30, 2026, including the notes thereto (the “Most Recent Company Balance Sheet”), neither the Company nor any Company Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be disclosed on a balance sheet, except for liabilities and obligations (i) incurred since the Most Recent Company Balance Sheet in the ordinary course of business consistent with past practice, (ii) in the form of executory obligations under any Contract to which the Company or a Company Subsidiary is a party or is bound, (iii) incurred in connection with the preparation and negotiation of this Agreement or pursuant to this Agreement or in connection with the Transactions and (iv) that otherwise would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)          Each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations promulgated by the SEC with respect to the Company Reports filed with the SEC or the ISA, and prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 3.8(e), “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(f)           The Company has established and maintains, and at all times since January 1, 2023, has maintained, internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) there is prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements; (iv) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization; and (v) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g)          The Company has established and maintains, and at all times since January 1, 2023, has maintained “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(h)          The Company is in compliance in all material respects with the applicable provisions of the Securities Act, the Exchange Act, the Israel Securities Law and the applicable listing and governance rules and regulations of TASE and the NASDAQ. As of the date of this Agreement, (i) there are no outstanding unresolved comments with respect to the Company or the Company Reports filed with the SEC, ISA or TASE noted in comment letters or, to the knowledge of the Company, other correspondence received by the Company or its attorneys from the SEC, ISA or TASE and (ii) to the knowledge of the Company, there are no pending (A) formal or informal investigations of the Company by the SEC, ISA or TASE or (B) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.

(i)           The Company has adopted a code of ethics, as defined by Item 16B of Form 20-F , for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Item 16B of Form 20-F.

(j)           Neither the Company nor any Company Subsidiary is a party to, or has any material commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any material Contract or arrangement relating to any material transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s or such Company Subsidiary’s published financial statements or the Company Reports.

(k)          Since January 1, 2023, the Company’s management has disclosed to the Company’s auditors and the audit committee of the Company Board (the material circumstances of which disclosure (if any) and significant facts learned during the preparation of such disclosure have been made available to Parent prior to the date hereof) (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting and (iii) any written claim or allegation regarding clause (i) or (ii). Since January 1, 2023, neither the Company nor any Company Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls.

Section 3.9             Absence of Certain Changes or Events.

Since the date of the Most Recent Company Balance Sheet through the date of this Agreement, (a) except as contemplated or permitted by this Agreement, the Company and the Company Subsidiaries have conducted their businesses, in all material respects, in the ordinary course and (b) there has not been any event, condition, circumstance, development, change or effect having, or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice from the SEC, the ISA, NASDAQ or the TASE of any pending or threatened delisting, trading suspension, or any material deficiency, non-compliance, restatement, or enforcement proceeding that is unresolved.

Section 3.10          Absence of Litigation.

Other than as specified in Section 3.10 of the Company Disclosure Letter, as of the date of this Agreement, there is, and during the three (3) years prior to the date of this Agreement there has been, (a) no Action pending, (b) no inquiry, audit or investigation by any Governmental Authority pending and (c) no pending Action threatened in writing or, to the knowledge of the Company, orally against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, in each case that (A) would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (B) seeks or would reasonably be expected to result in monetary damages, penalties, fines, costs or other liabilities in excess of US$1,000,000, other than, damages, penalties, fines, costs or other liabilities with respect to which the applicable insurance carrier has provided its prior written acknowledgment in principle that such amounts will be covered and paid by one or more insurance policies, (C) seeks or would reasonably be expected to result in injunctive, equitable or other non-monetary relief that would be material to the Company and the Company Subsidiaries, taken as a whole or (D) relates to (i) infringement, misappropriation or other violation of Intellectual Property Rights or (ii) privacy, data protection or cybersecurity, in each case that is material to the Company and the Company Subsidiaries, taken as a whole; provided that any Action (other than any litigation or arbitration filed or actually commenced) with respect to which neither the Company nor any Company Subsidiary has received any written or, to the knowledge of the Company, oral communication relating thereto during the three (3) years prior to the date hereof shall be disregarded for purposes of clauses (A) through (D). None of the Company, any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is as of the date of this Agreement, or during the three (3) years prior to the date of this Agreement has been, subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Authority, or any Order, determination or award of any Governmental Authority, in each case that contains ongoing obligations that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would otherwise be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.11          Employee Benefit Plans.

(a)          Section 3.11(a) of the Company Disclosure Letter lists all material Company Plans, including employment agreements, offer letters and individual agreements that provide for (i) more than three (3) months’ notice of termination or pay in lieu of such notice, excluding severance payments contributed in accordance with the Severance Pay Law, 1963, and the Section 14 Arrangements, or (ii) any retention in excess of $70,000, change in control or transaction-related benefits, in each case, other than as required, effected or provided pursuant to applicable Law or extension order (such employment agreements and offer letters within (i) or (ii) being the “Specified Employment Agreements”). Without limiting the foregoing, Section 3.11(a) of the Company Disclosure Letter separately identifies all Company Plans, providing for any retention, change in control, transaction-related, severance, termination, accelerated vesting, accelerated payment, bonus or other compensatory payment or benefit that may become payable, vested, accelerated, funded or otherwise triggered in connection with the execution and delivery of this Agreement or the consummation of the Transactions, whether alone or together with any other event. For the avoidance of doubt, the foregoing applies solely to general Company Plans applicable to employees generally or to a class of employees, and does not apply to individual employment agreements, offer letters or other individual arrangements (except for the Specified Employment Agreements). The Company has made available to Parent with respect to each material Company Plan, in each case to the extent applicable: (A) a copy of the Company Plan document (or, for any unwritten Company Plan, a written summary of its material terms), including all currently effective amendments thereto; (B) the most recent summary plan description and all currently effective summaries of material modifications and any related trust agreement with respect to the Company Plan; (C) the most recently filed annual report on Form 5500; (D) the most recently received IRS determination or opinion letter; (E) all material, non-routine filings and correspondence with any Governmental Authority during the past three (3) years and (F) all material related insurance contracts, other funding vehicles and similar agreements for each such Company Plan. Notwithstanding anything to the contrary in this Section 3.11(a), with respect to employment agreements, offer letters and other individual compensatory arrangements that constitute Company Plans, the Company has made available to Parent (x) each Specified Employment Agreement, (y) each currently effective agreement or arrangement with any member of the Company's management or any other individual whose annual base compensation exceeds US$250,000, and (z) each standard form of employment agreement and offer letter used by the Company or any Company Subsidiary, in the case of (x) and (y), excluding any updates with respect to remuneration (including base salary rises and bonuses), in each case to the extent that such current remuneration provided for therein is set forth in the schedule that has been provided to Parent as provided for in Section 3.12(a) of the Company Disclosure Letter.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Plan is, and has been, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and (ii) each Company Plan intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status and each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code. To the knowledge of the Company, nothing has occurred since the date of any such determination or opinion letter that would reasonably be expected to cause the loss of the qualification of such Company Plan. All material contributions or other material amounts payable by the Company or any Company Subsidiary pursuant to each Company Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable Subsidiary’s international accounting standards.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no nonexempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred.

(d)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company ERISA Affiliate currently has, or within the six-year period preceding the date of this Agreement, had, sponsored, maintained, contributed to or had any obligation to contribute to (i) any employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, (ii) any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, (iii) any plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA or (iv) any “multiple employer welfare arrangement” as defined under Section 3(40) of ERISA. None of the Company or any Company ERISA Affiliates has incurred any Controlled Group Liability that has not been satisfied in full.

(e)         No Company Plan provides for post-retirement or other post-employment welfare benefits (other than (i) health care continuation coverage required by Law, including under Section 4980B of the Code or similar state or local Law (“COBRA”), (ii) health care coverage through the end of the calendar month in which a termination of employment occurs or (iii) under an employment agreement or severance agreement, plan or policy requiring the Company or a Company Subsidiary to pay or subsidize statutory payments or COBRA premiums for a terminated employee or the employee’s beneficiaries following such employee’s termination for less than three months).

(f)          There are, (i) no pending or, to the knowledge of the Company, threatened Actions (other than routine claims for benefits in the ordinary course of business) with respect to any Company Plan, and (ii) no audits, material inquiries, or proceedings pending or, to the knowledge of the Company, threatened by the Department of Labor, Internal Revenue Service, the ITA, the Israeli Ministry of Labor and Social Affairs or any other Governmental Authority with respect to any Company Plan, in each case, except as would not reasonably be expected, individually or in the aggregate, to result in Company Material Adverse Effect.

(g)         Except as contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any Company Employee to any severance pay, incentive compensation or other material compensatory payment or benefit under any Company Plan, (ii) accelerate the time of payment, vesting or funding of any compensatory amount, equity award or other benefit under any Company Plan, (iii) materially increase the amount of compensation or benefits payable or provided to any Company Employee under any Company Plan, (iv) result in any material breach or violation of, or material default under any Company Plan or limit on the Company’s or a Company Subsidiary’s right to amend, modify, terminate or transfer the assets of, any Company Plan, or (v) result in the Company’s or any Company Subsidiary’s forgiveness of any indebtedness of any Company Employee. There is no Contract, plan or arrangement by which the Company or any Company Subsidiary is bound to compensate any individual for excise or other Taxes payable pursuant to Section 4999 of the Code or Section 409A of the Code.

(h)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Plan that is maintained outside of the United States for the benefit of any current or former employees or individual service providers who are regularly employed or primarily providing services outside of the United States, (i) all employer and employee contributions to each such Company Plan required by Law or by the terms of such Company Plan have been made, or, if applicable, accrued to the extent required by GAAP, (ii) each such Company Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, (iii) each such Company Plan has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Plan is present or operates and, to the extent relevant, the United States, (iv) each such Company Plan that is intended to qualify for special tax treatment meets all requirements for such treatment and (v) each such Company Plan that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions to the extent required by GAAP or applicable international accounting.

(i)          Section 3.11(i) of the Company Disclosure Letter contains a list that is correct in all material respects as of the date of this Agreement, of each Company Option, Company RSU and Company PSU that is intended to be a Section 102 Award and for each such Section 102 Award the date of deposit of such Section 102 Award with the 102 Trustee.

(j)          Each Company Plan has been maintained and operated in documentary and operational compliance in all materials respects with Section 409A of the Code or an available exemption therefrom.

Section 3.12          Labor and Employment Matters.

(a)         The Company has made available to Parent a schedule that is true and correct in all material respects as of September 30, 2026 that contains a list of all employees and independent contractors employed or engaged by the Company and the Company Subsidiaries, and as applicable, their: (i) names or employee identification numbers (except where both are prohibited by law); (ii) hire dates; (iii) location of employment (including country and U.S. state, as applicable); (iv) job title; (v) full-time or part-time status; (vi) base salaries, base hourly wage, or commission target, as applicable; (vii) status as exempt or non-exempt under the Fair Labor Standards Act (to the extent applicable) or any other applicable local law; (viii) overtime pay arrangement; (ix) earned and paid bonuses for the calendar years 2024 and 2025 and bonus target for 2026; and (x) scope of employment.

(b)         Solely with respect to employees who reside or work in Israel or to whom Israeli law applies (“Israeli Employees”) and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) neither the Company nor any Company Subsidiary has or is subject to, and no Israeli Employee of the Company or any Company Subsidiary benefits from, any extension order (tzavei harchava) (other than extension orders applicable to all employees in Israel); (ii) the Company’s or any applicable Company Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law, 5723-1963 (including Section 14 Arrangements), vacation pursuant to the Israeli Annual Leave Law, 5711-1951, and contributions to any funds, including all pension arrangements and any personal employment agreement or any other binding source, have been satisfied in all material respects or have been fully funded by contributions to appropriate funds (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice) or if not required to be fully funded under any source are fully accrued in the Company’s financial statements to the extent required by GAAP; and (iii) the Company and any Company Subsidiary are in compliance with all material applicable Law, regulations, Permits and Contracts relating to employment, wages and other compensation matters and terms and conditions of employment related to its Israeli Employees, including the Advance Notice of Discharge and Resignation Law, 5761-2001, the Notice to Employee (Terms of Employment) Law (5762-2002), the Prevention of Sexual Harassment Law, 5758-1998, the Hours of Work and Rest Law, 5711-1951, the Annual Leave Law, 5711-1951, the Salary Protection Law, 5718-1958, the Law for Increased Enforcement of Labor Laws, 5771-2011, the Foreign Employees Law, 5751-1991, the Employment of Employee by Manpower Contractors Law, 5756-1996, the Equal Rights for Persons with Disabilities Law, 5748-1988, the Employment (Equal Opportunities) Law, 5748-1988, the Women’s Equal Rights Law, 5711-1951, the Protection of Employees (Exposure of Offences of Unethical Conduct and Improper Administration), 5757-1997, and the Sick Pay Law, 5736-1976. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and any Company Subsidiary is not engaged with any Israeli Employees whose employment would require special licenses, permits or approvals from any Governmental Authority. “Israeli Employee” shall not include any consultants, sales agents or other independent contractors. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) all amounts that the Company and any Company Subsidiary are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund, managers’ insurance, severance fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law, 5713-1953, or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and (B) the Company and any Company Subsidiary do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due), and (C) to the knowledge of the Company, the Company and the Company’s Subsidiaries have not engaged any consultants, sub-contractors, independent contractors, sales agents or freelancers who, according to Israeli Law, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company’s Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory benefits.

(c)         Except as set forth in Section 3.12(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to or bound by, nor is the Company or any Company Subsidiary negotiating, any collective bargaining agreement or other Contract with any labor union, labor organization, works council or employee representative (each, a “Labor Agreement”), and, to the knowledge of the Company, there are no labor organizations, labor or trade unions, works councils, or other employee representative representing, purporting to represent, or seeking to represent any employee of the Company or any Company Subsidiary. There are no and there have not been during the prior three (3) years any pending or, to the knowledge of the Company, threatened labor strikes, slowdowns, work stoppages, lockouts, picketing, handbilling, material labor grievances, labor arbitrations, job actions, or any similar activity or dispute, against or affecting the Company or any Company Subsidiary. To the knowledge of the Company, there are no, and in the three (3) years prior to the date of this Agreement there have been no, pending or threatened union organizing activities with respect to any employees of the Company or any Company Subsidiary.

(d)         None of the Company or any Company Subsidiary has been in the three (3) years prior to the date of this Agreement, the subject of an audit or investigation by the Israeli Population and Immigration Authority (the “PIA”), Ministry of Labor, Social Affairs, and Social Services (the “MOL”) or U.S. Federal agencies tasked with immigration compliance and enforcement including, but not limited to, U.S. Immigration and Citizenship Services (“USCIS”), U.S. Customs & Border Protection (“CBP”), U.S. Immigration & Customs Enforcement (“ICE”), U.S. Department of Labor (“DOL”), and U.S. Department of Justice (“DOJ”) nor any other governmental agency responsible for the enforcement of labor and employment laws, nor has the Company or any Company Subsidiary received any notice of inspection of such audit by the PIA, MOL or U.S. Federal agencies referenced herein. Except as would not be material to the Company or any Company Subsidiary. The Company and each Company Subsidiary have received true, and accurate copies of all petitions or applications for immigration benefits filed with above-referenced authorities and visa applications, including material supporting documents to work authorization and immigration status for all foreign employees and prospective foreign employees of the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary has employed any individuals who were not authorized to work in their relevant jurisdiction.

(e)         Except as would not result in material liability to the Company or any Company Subsidiary, (i) all current employees employed exclusively in the United States by the Company and its Subsidiaries (excluding, for the avoidance of doubt, those Company employees who have been relocated to the United States from Israel) are “at-will” employees, such at-will status has been confirmed in writing, and (ii) each individual who is providing or in the past three (3) years has provided services to the Company or any Company Subsidiary and is or was classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider, or as an overtime exempt employee, is and has been properly classified and treated as such for all applicable purposes.

(f)          Except as set forth in Section 3.12(f) of the Company Disclosure Letter, the Company and the Company Subsidiaries are, and during the three (3) year period prior to the date of this Agreement have been, in compliance in all material respects with all applicable Laws respecting employment, employment practices and the employment of labor, including, but not limited to, all such Laws relating to employee representation, labor relations, unfair labor practices, terms and conditions of employment, worker and employee classification (including the proper classification of independent contractors and consultants and exempt and non-exempt employees), discrimination and harassment, equal employment, fair employment practices, disability rights and benefits, meal and rest periods, immigration (including the completion of Forms I-9 for all U.S. employees), employee safety and health, wages (including overtime wages), compensation, hours of work and all other working time arrangements, wrongful discharge, leave of absence, mass layoff and plant closing notification (including the WARN Act), workers’ compensation, working conditions, unemployment insurance, the use of artificial intelligence in employment, harassment, retaliation, and safety and privacy (“Employment Practices”). Except as would not result in material liability to the Company or any Company Subsidiary, each of the Company and the Company Subsidiaries have (i) withheld and reported all amounts required by any Legal Requirement or Contract to be withheld and reported with respect to wages, salaries, overtime, wage premiums, commissions, bonuses, severance, termination payments, expense reimbursements, fees and other payments to any Company Employee; (ii) timely and fully paid all wages, salaries, overtime, wage premiums, commissions, bonuses, severance, termination payments, expense reimbursements, fees, severance pay or any other compensation that have come due and payable to their current or former employees and individual service providers under applicable Law, Contract, or company policy, and are not subject to any penalty for failure to comply with the any of the foregoing or the Legal Requirements applicable thereto; and (iii) have no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Employee (other than routine payments to be made in the normal course of business and consistent with past practice). Neither the Company nor any Company Subsidiary is a party to a conciliation agreement, consent decree or order or any similar agreement or Order with any Governmental Authority with respect to its employment or labor practices or policies. Except as would not reasonably be expected to be material to the Company or any Company Subsidiary, there are no Actions pending or to the knowledge of the Company, threatened against the Company or any Company Subsidiary or any Company Employee relating to any Company Employee, Employee Agreement or Company Plan or pertaining to the Employment Practices of the Company or any Company Subsidiary. During the past three (3) years, neither the Company nor any Company Subsidiary has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act of 1988, as amended or any similar Legal Requirement (the “WARN Act”).

(g)         To the knowledge of the Company, (1) no Senior Company Employee is obligated under any Contract or subject to any judgment, decree, or order of any court or other Governmental Authority that would reasonably be expected to materially interfere with the Company’s or any Company Subsidiary’s business, taken as a whole; (2) no Senior Company Employee has expressed an intention to terminate his or her employment with the Company (or any Company Subsidiary); and (3) no Senior Company Employee is bound by any confidentiality agreement, noncompetition agreement or other restrictive covenant that would reasonably be expected to materially impair the performance of such employee’s duties or materially adversely affect the business or operations of the Company or any Company Subsidiary.

(h)         Except as set forth in Section 3.12(h) of the Company Disclosure Letter, during the three (3) years prior to the date of this Agreement, (i) no allegations of sexual harassment or discriminatory harassment, discrimination, retaliation, or sexual misconduct have been made against any officer, director, a Senior Company Employee, or any other employee who manages or supervises two or more employees in his or her capacity as such, and (ii) neither the Company nor any Company Subsidiary has entered into any settlement agreement or conducted any investigation related to allegations of sexual harassment or discriminatory harassment by or against any officer, director, or such employee.

Section 3.13          Information Supplied.

The Proxy Statement will not, as of the date the Proxy Statement is first mailed to the shareholders of the Company, and at the time of the Company Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Special Meeting that has become false or misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty with respect to the accuracy of any financial projections or forward-looking statements contained therein or with respect to any information supplied by Parent, Merger Sub or any of their Representatives in writing, whether for inclusion in the Proxy Statement or otherwise. The Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the ICL, the Securities Act, the Exchange Act, and any other applicable Laws.

Section 3.14          Property and Leases.

(a)         The Company or one of the Company Subsidiaries owns, and has good and valid title to, each of the tangible assets reflected as owned by the Company or the Company Subsidiaries on the Most Recent Company Balance Sheet (except for tangible assets sold or disposed of since that date in the ordinary course of business consistent with past practice), free of any Liens other than Permitted Liens. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, all of the machinery, equipment and other tangible personal property and assets owned or used by the Company and the Company Subsidiaries are usable in the ordinary course of business and are reasonably adequate and suitable for the uses to which they are being put.

(b)         Neither the Company nor any of the Company Subsidiaries owns any real property and neither the Company nor any Company Subsidiary is party to any agreement or option to purchase any real property. Section 3.14(b) of the Company Disclosure Letter sets forth a complete and accurate list of all leases to which the Company or any Company Subsidiary is a party, as lessee, including each lease, license, sublease or similar occupancy agreement under which the Company or any Company Subsidiary leases, holds, uses or operates, any real property (“Company Real Property Leases”) and identifies each Material Real Property Lease that contains any termination, renewal, restoration, deposit-forfeiture, change-of-control, assignment or consent requirement or restriction. The Company has made available to Parent a true and complete copy of each Company Real Property Lease. With respect to each Material Real Property Lease: (i) such Material Real Property Lease is legal, valid, binding and enforceable against the Company or the applicable Company Subsidiary and, to the knowledge of the Company, each other party thereto, and is in full force and effect; (ii) except as disclosed in Section 3.14(b)(1) of the Company Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Merger and the other Transactions do not and will not require the consent of, or notice to, any landlord or other party to such Material Real Property Lease, do not and will not result in a breach of or default under (or an event that, with notice or lapse of time or both, would constitute a breach of or default under) such Material Real Property Lease, and will not give rise to any right of termination, cancellation, modification, acceleration of rent, forfeiture of deposit or increased payment under such Material Real Property Lease; (iii) neither the Company nor the applicable Company Subsidiary, nor, to the knowledge of the Company, any other party thereto, is in a material breach of or default under such Material Real Property Lease, and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a material breach or default; (iv) neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy the premises subject to such Material Real Property Lease or any portion thereof; (v) neither the Company nor any Company Subsidiary has collaterally assigned or granted any material security interest in such Material Real Property Lease or any interest therein; and (vi) there are no Liens (other than Permitted Liens) on the leasehold estate or interest created by such Material Real Property Lease. All of the fixtures and other improvements located on the premises subject to the Material Real Property Leases are adequate and suitable for the purpose of conducting the Company’s business as presently conducted. The real property subject to the Material Real Property Leases comprises all of the real property used or held for use in, or otherwise necessary for the conduct of, the business of the Company and the Company Subsidiaries as presently conducted.

Section 3.15          Intellectual Property

(a)         Section 3.15(a) of the Company Disclosure Letter contains a list, as of the date hereof, of all Company Registered Intellectual Property, including any Patents claiming Company Products. Section 3.15(a) of the Company Disclosure Letter identifies, for each such item of Company Registered Intellectual Property, (i) the name of the applicant/registrant, (ii) the name of the current owner / assignee, (iii) the date and jurisdiction of application/registration (including, with respect to Domain Names, the applicable Internet domain name registrar), (iv) the application or registration number and (v) any formal material actions that must be taken by the Company or a Company Subsidiary, as applicable, within one hundred and eighty (180) days following the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates in order to avoid prejudice to, impairment or abandonment of such Company Registered Intellectual Property. To the knowledge of the Company, each Patent included in the Company Registered Intellectual Property properly identifies the inventors required to be named under applicable Law, and the Company and the Company Subsidiaries have, to the knowledge of the Company, taken all actions reasonably necessary under applicable Law to secure ownership of all granted patents included in the list of Company Registered Intellectual Property set forth at Section 3.15(a) of the Company Disclosure Letter. Except as disclosed in Section 3.15(a) of the Company Disclosure Letter, no opposition, cancellation, interference, reissue, reexamination or other proceeding, other than ordinary-course examination or prosecution proceedings, is, as of the date hereof, pending or threatened in writing, in which the scope, validity, enforceability, inventorship or ownership of any Company Registered Intellectual Property is being challenged. To the knowledge of the Company, the Company and each Company Subsidiary, as applicable, has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any similar foreign Governmental Authorities with respect to all patent and trademark applications filed by or on behalf of the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary has made any material misrepresentation in such applications, including without limitation any improper claim of start-up or small entity status and, except as disclosed in Section 3.15(a) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has improperly paid any official fee at a discounted rate (e.g., small entity or micro entity rate) in such applications.

(b)         Except as set forth in Section 3.15(b) of the Company Disclosure Letter, all right, title and interest in and to the material Company Owned Intellectual Property, including each item of Company Registered Intellectual Property, is exclusively owned by the Company or a Company Subsidiary, free and clear of all Liens other than (i) Permitted Liens, (ii) Company Product Sales Agreements, (iii) non-exclusive licenses entered into in the ordinary course of business, and (iv) Company Immaterial Trademark Licenses. For the avoidance of doubt, the foregoing representation regarding exclusive ownership of Company Owned Intellectual Property does not apply to Open Source Materials, commercially available software or services, third-party materials, customer materials or data, Platform materials or data, or other Intellectual Property licensed or otherwise made available to the Company or any Company Subsidiary by a Third Party pursuant to a valid written agreement, in each case to the extent not owned or purported to be owned by the Company or any Company Subsidiary. Without derogating from the foregoing, the Company or a Company Subsidiary owns or has a valid right to use all material Company Intellectual Property used in the conduct of the business of the Company and the Company Subsidiaries as currently conducted and in the operation, provision, distribution and commercialization of the Company Products as currently offered. Except as set forth in Section 3.15(b) of the Company Disclosure Letter, all Company Owned Intellectual Property will be owned following the consummation of the Transactions as it was owned by the Company or a Company Subsidiary immediately prior to the Closing Date. Neither the execution and delivery of this Agreement, nor the consummation of the Transactions will, except as would not be material to the Company and the Company Subsidiaries, taken as a whole, (a) result in the loss or material impairment of the Company’s or any Company Subsidiary’s right to own or use any material Company Owned Intellectual Property, or (b) result in, or give any Third Party the right to declare, any breach or default under, or any termination, suspension, cancellation, modification, or acceleration of, or any loss or impairment of any material right of the Company or any Company Subsidiary under, or the payment of any additional or increased fee or other financial consideration under any material Inbound IP Agreement, in each case other than a Required IP Consent and excluding any result arising from the expiration or non-renewal of any Inbound IP Agreement in accordance with its terms. All material Company Source Code, algorithms, data models and artificial intelligence or machine-learning models and related training materials and datasets used in the operation, development or provision of the Company Products, are owned by the Company or a Company Subsidiary or are validly licensed to the Company or a Company Subsidiary pursuant to a license that will remain in full force and effect following the Closing without the consent of any Third Party, other than any Required IP Consent.

(c)         Each material item of Company Registered Intellectual Property that has been issued or registered is subsisting and, to the knowledge of the Company, valid and enforceable. Neither the Company nor any Company Subsidiary has received, during the three (3) years prior to the date of this Agreement, any written notice challenging the validity, enforceability or ownership of any material Company Registered Intellectual Property, excluding ordinary-course office actions and other routine communications from Governmental Authorities in connection with the prosecution or maintenance of Registered Intellectual Property.

(d)         To the knowledge of the Company, the operation of the Company’s and the Company Subsidiaries’ business, including the design, development, manufacture, sale, license, distribution, provision, support, and maintenance of the Company Products, has not in the past three (3) years infringed, violated or misappropriated, and does not infringe, violate or misappropriate the Intellectual Property rights of any Third Party, except for any infringement, misappropriation or violation that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 3.15(d) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has received any written notice from any Person within the three (3) years prior to the date of this Agreement claiming that the provision of any Company Product infringes, misappropriates or otherwise violates any Intellectual Property right of any Third Party. To the knowledge of the Company, no Third Party is infringing, misappropriating or otherwise violating any material Company Owned Intellectual Property. Notwithstanding the foregoing, the representations in this Section 3.15(d) do not apply to, and no infringement, violation or misappropriation shall be deemed to result from (a) copyright infringement with respect to any materials, content, data or other items supplied by or on behalf of any customer, advertiser, publisher, reseller or other commercial counterparty, or (b) any modification of, combination with or use of any Company Product by any Third Party, including any use not authorized by the Company or any Company Subsidiary.

(e)         The Company and each Company Subsidiary has taken commercially reasonable measures to protect the Company’s or such Company Subsidiary’s rights in the material Trade Secrets owned by the Company or such Company Subsidiary. To the knowledge of the Company, neither the Company nor any Company Subsidiary has knowingly disclosed any material Trade Secrets to any Person without having such Person execute a valid, binding, enforceable written agreement regarding the non-disclosure and non-use thereof. To the Company's knowledge, for any Trade Secrets owned by any other Person that have been provided to the Company or such Company Subsidiary under Contract, the Company and such Company Subsidiaries are not in material breach of the terms of such Contract with respect to the confidentiality of such Trade Secrets. The Company and each Company Subsidiary uses commercially reasonable measures to enforce a policy requiring all employees, consultants and other contractors of the Company and each Company Subsidiary who materially contribute to the development of Company Owned Intellectual Property or Company Products in the course of providing services to execute Intellectual Property assignment and confidentiality agreements for the benefit of the Company or such Company Subsidiary. For Israeli Employees, to also execute a waiver of all rights for any additional compensation or remuneration in connection with their contribution to any Company Owned Intellectual Property (including Company Registered Intellectual Property), including pursuant to Section 134 of the Israel Patent Law, 5727-1967. To the knowledge of the Company, no current or former employee, consultant or contractor has asserted in writing during the three (3) years prior to the date of this Agreement any claim of ownership in any material Company Owned Intellectual Property, including Company Registered Intellectual Property.

(f)          Except as set forth in Section 3.15(f) of the Company Disclosure Letter, to the knowledge of the Company, no material Company Owned Intellectual Property was developed using any funding from, or personnel, faculty, facilities or resources of, any university, college, research institute or other educational institution or with the funding of any Governmental Authority, in each case in a manner that would give such Person any ownership interest in, or materially limit the Company’s rights to use, such Company Owned Intellectual Property. Neither the Company nor any Company Subsidiary has knowingly undertaken any obligation to any industry standards body or any similar organization that requires the Company or a Company Subsidiary to grant or offer to any other Person any material license or right to any material Company Owned Intellectual Property, except as set forth in Section 3.15(f) of the Company Disclosure Letter.

(g)         The Company and each Company Subsidiary has implemented and maintains commercially reasonable, but not less than industry standards, written policies, procedures and technical and organizational measures designated to detect, prevent and mitigate against the introduction into a material Company Product, material Company Software, and material Company-owned IT Systems of (i) viruses, trojan horses, worms or other software code or routines or hardware components designed to (A) permit unauthorized access to such Company Products, Company Software or Company-owned IT Systems, or (B) disable, erase, disrupt, destroy, damage, harm or otherwise impede such Company Products, Company Software or Company-owned IT Systems; (ii) back door, time bomb, drop dead device or other software code or routine designed to disable the authorized use of such Company Products, Company Software or Company-owned IT Systems automatically with the passage of time or under the positive control of a Person other than the user of the Company Products, Company Software and/or Company-owned IT Systems, and/or (iii) other malicious code designed to disrupt, disable, erase, destroy, damage, harm or otherwise impede such Company Products, Company Software or Company-owned IT Systems (clauses “(i)”, “(ii)” and “(iii)”, collectively, “Contaminants”), including deploying firewall protections and regular virus scans and for taking and storing on-site and off-site back-up copies of computer programs, software (including Company Software and any relevant Company Products), data and files. Except as set forth in Section 3.15(g) of the Company Disclosure Letter, to the knowledge of the Company, no Company Product, Company Software or Company-owned IT System contains any bugs, vulnerabilities, defects or errors that, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect. The Company and each Company Subsidiary has implemented or is in the process of implementing an appropriate and adequate vulnerability management program to detect, manage, mitigate and patch bugs, vulnerabilities, defects, and errors in the Company Products, Company Software and Company-owned IT Systems. During the three (3) years prior to the date of this Agreement, to the knowledge of the Company, neither the Company nor any Company Subsidiary has experienced any material disruption to, or material interruption in, the conduct of its business attributable to a defect, error or other failure or deficiency of any Company Product, Company Software or Company-owned IT Systems that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Company Material Adverse Effect.

(h)         Except as set forth in Section 3.15(h) of the Company Disclosure Letter, to the knowledge of the Company, no material Company Source Code has been delivered, licensed or made available by the Company or any Company Subsidiary to any escrow agent or other Person who is not, or was not, as of the date thereof, an employee or contractor of the Company or a Company Subsidiary, except (a) pursuant to arrangements entered into in the ordinary course of business, including with hosting providers and service providers, in each case subject to commercially reasonable confidentiality obligations, (b) to any Person providing development, maintenance, support, testing, hosting, security or similar services to or on behalf of the Company or any Company Subsidiary, in each case subject to commercially reasonable confidentiality obligations, or (c) with respect to any Open Source Materials or other third-party software or materials that do not constitute Company Source Code. Except as set forth in Section 3.15(h) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has, pursuant to any agreement currently in effect, any obligation to deliver or place into escrow any material Company Source Code for the benefit of a Third Party, other than disclosures or access provided in the ordinary course of business to employees, contractors, auditors, customers, service providers or other Persons subject to commercially reasonable confidentiality obligations. To the knowledge of the Company, no event has occurred that would reasonably be expected to require the delivery, license, or disclosure of any material Company Source Code to a Third Party pursuant to any such agreement.

(i)          Neither the Company nor any Company Subsidiary has used, modified, or distributed any Open Source Materials that would result in any claim that any software code (other than Open Source Materials developed and/or distributed by a Third Party) associated with material Company Software distributed or made commercially available by Company or the Company Subsidiary, in whole or in part, is (A) required to be made available to any third party in source code form; (B) required to be licensed to any third party for the purpose of modification or redistribution; (C) required to be licensed to any third party at no charge; or (D) required to be made subject to the terms and conditions of any license for Open Source Materials. The Company and each Company Subsidiary is in compliance in all material respects with the terms and conditions of the Open Source Materials licenses under which they have received any Open Source Material that is incorporated into, or linked to, any such material Company Software.

(j)          Except as set forth on Section 3.15(j) of the Company Disclosure Letter, the computer, information technology and data processing systems, facilities and services owned, used, or leased by the Company or any Company Subsidiary, including software, hardware, networks, communications facilities, platforms and related systems and services (collectively, “IT Systems”), are sufficient in all material respects for the operation of the business of the Company and the Company Subsidiaries as currently conducted and as currently proposed to be conducted. To the knowledge of the Company, the IT Systems are maintained in good working condition as required to support the computing, information technology and data processing operations of the Company and the Company Subsidiaries as currently conducted and as currently proposed to be conducted. During the past three (3) years, neither the Company nor any Company Subsidiary has experienced any material disruption to, or material interruption in, the conduct of its business attributable to a defect, error or other failure or deficiency of any IT System that has not been remedied or otherwise resolved in the ordinary course of business.

(k)         Section 3.15(k) of the Company Disclosure Letter contains a list of all material Domain Names registered to and currently used in the conduct of the business by the Company or any Company Subsidiary (the “Company Domain Names”). The Company or a Company Subsidiary is the registered holder of record of each Company Domain Name with the applicable registrar, except where such Company Domain Name is registered in the name of a registrar, hosting provider or other service provider on behalf of the Company or a Company Subsidiary. To the knowledge of the Company, each Company Domain Name registration is active and in good standing. The Company or a Company Subsidiary has good and valid title to, or a valid right to use, each Company Domain Name, free and clear of any liens, security interests, or other encumbrances that would materially impair the Company’s or such Company Subsidiary’s use thereof, in each case other than non-exclusive licenses, terms of use and restrictions imposed by the applicable registrar or registry in the ordinary course. The Company or a Company Subsidiary has the right, to transfer or assign its rights in the material Company Domain Names to Parent or Merger Sub in connection with the Transactions, subject to applicable registrar and registry procedures and any consent or approval that may be required under the applicable registrar or registry rules.

(l)          Inbound IP Agreements.

(i) Section 3.20(a)(xiii) of the Company Disclosure Letter contains a correct, current and complete list of all Inbound IP Agreements.

(ii) With respect to each Inbound IP Agreement, and except as disclosed in Section 3.5(a) of the Company Disclosure Letter, no such Inbound IP Agreement is terminable by, or at the election of the counterparty solely by reason of or upon the execution of this Agreement or the consummation of the Transactions; in each of the foregoing cases, except as would not be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.16          Taxes.

Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, individually or in the aggregate:

(a)         (i) Each of the Company and any Company Subsidiary has filed all material Tax Returns that it was required to file under applicable Laws, (ii) all such Tax Returns are true, correct and complete in all material respects and (iii) the Company and any Company Subsidiary have paid all Taxes that are required to be paid by them, except for Taxes that are being contested in good faith and with respect to which adequate reserves have been established in accordance with GAAP.

(b)         Solely with respect to (x) the Company, and (y) each Company Subsidiary organized in the United States, Israel or Canada (each of (x) and (y), a “Relevant Entity”), each Relevant Entity has made available to Parent true, correct and complete copies of all (i) material Tax Returns filed by or with respect to such Relevant Entity, (ii) assessments issued to such Relevant Entity relating to any Taxes due, (iii) closing or settlement agreements entered into with the ITA, (iv) material written communications to, or received from, the ITA, including Tax rulings and Tax decisions, and (v) material Tax opinions and legal memoranda addressed to such Relevant Entity, in each case in respect of the tax period commencing on or after January 1, 2021; provided, however, that the foregoing shall not require the provision of documents relating solely to any taxable period for which (A) the applicable statute of limitations for the assessment of the relevant Taxes has expired, taking into account any extensions or waivers thereof, or (B) the relevant Tax liabilities have been finally and conclusively determined pursuant to a binding closing or settlement agreement with the applicable taxing authority and are not subject to reopening, further assessment or appeal.

(c)         Neither the Company nor any Company Subsidiary is a party to or bound by any Tax allocation, indemnification or sharing agreement (other than (i) agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax and (ii) any agreement between or among any of the Company and any Company Subsidiary).

(d)         Neither the Company nor any Company Subsidiary has been involved in any scheme, arrangement, transaction or series of transactions in which the main purpose was the avoidance, reduction, deferral or evasion of Tax.

(e)         Neither the Company nor any Company Subsidiary has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(f)          Except as set forth in Section 3.16(f) of the Company Disclosure Letter, the Company and the Company Subsidiaries that are organized in Israel are duly registered for the purposes of Israeli value added tax and have complied in all material respects with all requirements concerning Israeli value added Taxes (“VAT”). Each of the Company and each Company Subsidiary organized in Israel (i) has not made any unlawful or incorrect exempt or zero VAT transactions (as defined in the Israel Value Added Tax Law of 1975) that are material, individually or in the aggregate, and there are no circumstances by reason of which there might not be an entitlement to full credit of any material VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) if and to the extent applicable, has collected and timely remitted to the relevant taxing authority all material output VAT which it is required to collect and remit, to the extent required under any applicable Law,(iii) has not received a material refund for input VAT for which it is not entitled under any applicable Law, and (iv) has issued reverse charge invoices for VAT purposes on imported services where the service provider has not issued an invoice, except for failures that are not material, individually or in the aggregate. None of the Company’s non-Israeli Subsidiaries is required to register in Israel for Israeli VAT purposes.

(g)         Neither the Company nor any Company Subsidiary has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Ordinance, a “reportable opinion” under Sections 131D of the Ordinance, or a “reportable position” under Section 131E of the Ordinance or any similar provision under any other local Israeli Tax Law, and including with respect to VAT (as defined above).

(h)         Neither the Company nor any Company Subsidiary owns, directly or indirectly, any interest in a controlled foreign corporation within the meaning of Section 75B of the Ordinance, or any other entity the income of which is required to be included in the income of the Company or any Company Subsidiary for Israeli Tax purposes.

(i)          The Company and each of the Company Subsidiaries has timely withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any current and former employee, independent contractor, creditor, shareholder or other third party.

(j)          Except as set forth in Section 3.16(j) of the Company Disclosure Letter, as of the date hereof, no deficiencies for Taxes against the Company or any Company Subsidiary have been claimed, proposed or assessed in writing by any Governmental Authority that remain unpaid except for deficiencies with respect to which adequate reserves have been established in accordance with GAAP, and, to the knowledge of the Company, there are no ongoing or pending, nor has the Company or any Company Subsidiary received written notice of the expected commencement of any Actions with respect to any Taxes of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has agreed in writing to any waivers or extensions of any statute of limitations that are currently in effect with respect to any Taxes of the Company or any Company Subsidiary, as applicable. No written claim has been made in writing by any Governmental Authority in any jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is required to file a Tax Return in such jurisdiction.

(k)         Except as set forth in Section 3.16(k) of the Company Disclosure Letter or as contemplated by the applications for the Options Tax Ruling, the Interim Options Tax Ruling and the Withholding Tax Ruling pursuant to Section 6.11, since January 1, 2023, neither the Company nor any Company Subsidiary has (i) applied for or received any Tax ruling, competent authority relief or similar agreement from any Governmental Authority, or (ii) entered into a closing agreement (including any “Heskem Shuma” with the ITA) or any other Contract with any taxing authority, or (iii) received a written Tax opinion from counsel with respect to any acquisition or divestiture transaction relating to the Company or any Company Subsidiary.

(l)          Neither the Company nor any Company Subsidiary has been a real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(m)        Neither the Company nor any of the Company Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(n)         Section 3.16(n) of the Company Disclosure Letter lists all Government Grants, including any election or claim made by the Company or any of its Subsidiaries to be treated as or for benefits of “Approved Enterprise” status from the Investment Center or “Benefited Enterprise” (Mifaal Mutav) or taken any position of being a “Preferred Enterprise” (Mifaal Muadaf) or a “Preferred Technological Enterprise” (Mifaal Technology Muadaf) under the Israeli Law for Encouragement of Capital Investments, 1959. The Company and its Subsidiaries are in compliance with the terms, conditions and requirements of their respective Government Grants and such tax benefits and have duly fulfilled all the undertakings relating thereto and have not received any notice of any breach, revocation, modification, recapture or repayment thereof. To the knowledge of the Company, the ITA does not have any intention to revoke or modify any of the Government Grants or such tax benefits.

(o)         The Company and each Company Subsidiary is in compliance in all material respects with all applicable transfer pricing laws and regulations, including Treasury Regulations promulgated under Section 482 of the Code and Section 85A to the Ordinance and the Income Tax Regulations (Determination of Market Terms) 2006.

(p)         Neither the Company nor any of the Company Subsidiaries has liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise (other than (i) a Contract entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax and (ii) any Contract between or among any of the Company and any Company Subsidiary).

(q)         Neither the Company nor any of the Company Subsidiaries has engaged in a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), or is otherwise a resident for Tax purposes in any country other than the country of its formation.

(r)          No Company Subsidiary has been at any time during the last three (3) years, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code.

(s)         Neither the Company nor any Company Subsidiary will be required to include in a Post-Closing Tax Period any taxable income attributable to income that accrued in a Pre-Closing Tax Period but was not recognized for Tax purposes in such Pre-Closing Tax Period (or to exclude from taxable income in a Post-Closing Tax Period any deduction the recognition of which was accelerated from a Post-Closing Tax Period to a Pre-Closing Tax Period), as a result of: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Law) executed prior to the Closing, (ii) an installment sale or prepaid amount; or (iii) Section 481 of the Code.

(t)          The Company has not made an election pursuant to Treasury Regulations Section 301.7701-3 with respect to any Company Subsidiary within the last three (3) years.

(u)         The Company is not taxable as a “domestic corporation” for U.S. federal income tax purposes or otherwise treated as a “surrogate foreign corporation” within the meaning of Section 7874 of the Code.

(v)         Neither the Company nor any Company Subsidiary has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any Company Subsidiary or is entitled to do so under the provision of the Israeli Value Added Tax Law, 1975).

(w)        Each Company Plan that is intended to qualify as a capital gains route plan under Section 102 has received a favorable determination or approval letter from the ITA or is otherwise deemed approved by passage of time without objection by the ITA. All Section 102 Shares and Section 102 Awards were and are currently in compliance with the applicable requirements of Section 102 and the written requirements and guidance of the ITA.

(x)          Within the past three (3) years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(A)(1)(A) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

Section 3.17          Environmental Matters.

(a)         The Company and each Company Subsidiary is, and, to the knowledge of the Company, has in the past three (3) years been, in compliance with all applicable Environmental Laws, except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)         Except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, none of the properties currently owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) are contaminated with any Hazardous Substance above cleanup levels established by Governmental Authorities pursuant to Environmental Laws and require remediation by the Company or any Company Subsidiary.

(c)         Since January 1, 2023, neither the Company nor any Company Subsidiary has received any written notice, letter or request for information stating that it may be liable under any Contract, or pursuant to Environmental Law, for any contamination by Hazardous Substances above cleanup levels established by Governmental Authorities pursuant to Environmental Laws that require remediation at any site.

(d)         Except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary possesses and is in compliance with all material permits, licenses and other authorizations required under any Environmental Law (“Environmental Permits”), and no suspension or cancellation of any of the Environmental Permits is pending or, to the knowledge of the Company, threatened.

(e)         Except for Contracts entered into in the ordinary course of business, to the knowledge of the Company, except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has entered into any Contract (other than Company Real Property Leases) that would reasonably be expected to require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or Hazardous Substances. Except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claim, suit or proceeding arising under or pursuant to Environmental Laws is pending, or to the knowledge of the Company, threatened against the Company or any of its Company Subsidiaries. No condition exists on any property, currently or formerly, owned or operated by the Company or a Company Subsidiary that has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Laws, except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)          Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.17 are the sole and exclusive representations and warranties of the Company with respect to environmental and occupational health and safety matters, including Environmental Laws, Hazardous Substances and Environmental Permits, and no other representation or warranty of the Company contained herein shall be construed to relate to Environmental Laws, Hazardous Substances and Environmental Permits (including their compliance with any applicable Law).

Section 3.18          Digital Advertising and Platform Matters.

Except as set forth in Section 3.18 of the Company Disclosure Letter:

(a)         The Company and each Company Subsidiary has, during the last three (3) years, been in compliance in all material respects with all Advertising Laws applicable to the conduct of its business, including all applicable Laws governing deceptive, unfair or misleading advertising practices, except where such non-compliance, if any, is consistent with customary practices in the ad-tech business. Section 3.18(a) of the Company Disclosure Letter sets forth all material written notices, inquiries, subpoenas, civil investigative demands and other written communications received by the Company or any Company Subsidiary during the last three (3) years from the U.S. Federal Trade Commission, any state attorney general, the Israeli Consumer Protection and Fair Trade Authority or any other Governmental Authority alleging, investigating or otherwise relating to any actual or potential violation of any Advertising Law.

(b)         Section 3.18(b) of the Company Disclosure Letter sets forth a list, as of the date hereof, of each Platform operated by a Key Customer or Key Vendor that is material to the business of the Company and the Company Subsidiaries, taken as a whole, including in any event each Platform operated by Google, Apple, Meta or Amazon (each, a “Material Platform”). (i) the Company and each Company Subsidiary is, and during the last three (3) years has been, to the knowledge of the Company, in compliance in all material respects with the Platform Terms applicable to each such Material Platform, (ii) each account, seat, developer credential, application, software development kit registration and Platform-issued identifier held by the Company or any Company Subsidiary with respect to each such Material Platform, to the knowledge of the Company is in good standing and (iii) to the knowledge of the Company during the last three (3) years, no such account, seat, credential, registration or identifier has been suspended, terminated, restricted, throttled, rate-limited, delisted, demonetized or made subject to any policy strike, warning, remediation demand, audit or probationary status, and neither the Company nor any Company Subsidiary has received written notice threatening any of the foregoing.

(c)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that is consistent with customary practices in the ad-tech business, the collection, receipt, use and onward transmission by the Company and each of the Company Subsidiaries of device identifiers, mobile advertising identifiers, cookies, pixels, tags, software development kits, probabilistic or deterministic identity graphs and other tracking or attribution technologies are, and during the last three (3) years have been, conducted in material compliance with the applicable requirements, consent frameworks and attribution mechanisms imposed by each Material Platform, including any applicable app-tracking transparency, attribution reporting, privacy sandbox, topics, aggregated measurement or equivalent framework, and with the technical and policy specifications applicable to any advertising identifier or consent signal that the Company or any Company Subsidiary transmits, receives or relies upon.

(d)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary is, and during the last three (3) years has been, in material compliance with each self-regulatory code, standard, specification or framework to which it is bound or of which it is a member or participant, including, as applicable, the standards, specifications and codes of conduct of the Interactive Advertising Bureau (including the Transparency and Consent Framework and any applicable multi-state privacy agreement or global privacy platform specification) and the Network Advertising Initiative and, to the knowledge of the Company, neither the Company nor any Company Subsidiary has, during the last three (3) years, been the subject of any finding of non-compliance, censure, suspension or revocation of membership or certification by any such body.

(e)         (i) the Company and each Company Subsidiary maintains and enforces commercially reasonable policies, procedures, technical controls and vendor and supply-path diligence measures designed to detect, prevent and remediate invalid traffic, ad fraud, domain spoofing, misrepresented inventory, bot or non-human traffic, click or impression fraud, malvertising and brand-safety or content-adjacency violations and (ii) during the last three (3) years, neither the Company nor any Company Subsidiary has (A) received any material written claim, chargeback, make-good demand, refund demand, credit demand or audit finding from any advertiser, agency, publisher, demand-side platform, supply-side platform, exchange or measurement or verification vendor alleging invalid traffic, ad fraud, discrepancy or brand-safety failure or (B) been required to issue any material refund, credit or make-good. Section 3.18(e) of the Company Disclosure Letter sets forth all matters described in the preceding clause (ii) involving an amount, individually or in the aggregate with related matters, in excess of US$250,000.

(f)          The Company and each Company Subsidiary is, and during the last three (3) years has been, in material compliance with all applicable Laws governing electronic and telephonic marketing communications, including the CAN-SPAM Act of 2003, the Telephone Consumer Protection Act, the Israeli Communications Law (Telecommunications and Broadcasting), 5742-1982 (including Section 30A thereof), and the ePrivacy Directive, in each case to the extent the Company or any Company Subsidiary sends, or facilitates the sending of, any commercial electronic message, text message or automated call, except where such non-compliance, if any, has not had a Company Material Adverse Effect or is consistent with customary practices in the ad-tech business.

(g)         Reference is hereby made to Section 3.19(g).

Section 3.19          Data Protection and Privacy.

Except as set forth in Section 3.19 of the Company Disclosure Letter:

(a)         (i) the Company and each Company Subsidiary uses, and during the last three (3) years has used, commercially reasonable efforts to be in compliance in material respects with applicable Data Protection Requirements; (ii) during the three (3) years prior to the date of this Agreement, neither the Company nor any Company Subsidiary has received any material written action, claim, complaint, proceeding, inquiry, allegation, charge, subpoena, civil investigative demand, information request, audit notice or other written notice from any Governmental Authority, including any supervisory authority, data protection authority, the Israeli Privacy Protection Authority, the U.S. Federal Trade Commission or any state attorney general, or from any other Person investigating, inquiring into or otherwise relating to any actual or alleged material violation of any Data Protection Requirement; and (iii) the Company or any Company Subsidiary has not been subject to any material order, undertaking, enforcement notice, assessment notice, monetary penalty or corrective measure issued under any Data Protection Law by any data protection Governmental Authority.

(b)        (i) The Company and each Company Subsidiary maintains a valid legal basis under applicable Data Protection Laws for each Processing activity that it conducts except where the absence of a legal basis, if any, is not material to the operating results or business of the Company, or where such absence is consistent with customary practices in the ad tech business; (ii) where consent is the applicable legal basis, the Company and each Company Subsidiary, with respect to their owned websites, has obtained and maintained records of freely given, specific, informed and unambiguous consent or has relied on third party practices or business partners, such as those of publishers or data brokers, to collect such consent, to rely on an alternative legal basis or to abide by applicable laws or, where applicable, has adopted a customary opt-out mechanism and honored US and EEA universal opt-out or global privacy control signal which use customary technology, in respect of the placement, processing or reading of cookies, pixels, tags, software development kits and similar technologies and in respect of the collection, use, sale, sharing and onward transfer of Personal Information for purposes of targeted, interest-based or cross-context behavioral advertising, profiling, audience segmentation, identity resolution and measurement or attribution except where the absence of consent or alternative legal basis or noncompliance with applicable laws, if any, has not had a material adverse effect individually or in the aggregate on the operating results or business of the Company, or where such absence or noncompliance is consistent with customary practices in the ad tech business; (iii) except as set forth in Section 3.19 to the Company Disclosure Letter, the Company and each Company Subsidiary maintains a consent management platform on its website which is IAB certified consent management platform, except as would not be material to the Company and the Company Subsidiaries, taken as a whole; and (iv) neither the Company nor any Company Subsidiary knowingly and intentionally collects, uses, sells, shares or Processes Personal Information of any individual under the age of thirteen (13) (or such other age as constitutes a child under applicable Data Protection Law) other than in compliance with applicable Data Protection Requirements, except where such noncompliance, if any, has not had a Company Material Adverse Effect.

(c)         With respect to the transfer of Personal Information by the Company or any Company Subsidiary from the European Economic Area, the United Kingdom, Switzerland, Israel or any other jurisdiction that restricts cross-border transfers of Personal Information to any other jurisdiction, the Company and the Company Subsidiaries use commercially reasonable efforts to enter into a data protection agreement substantially in the standard form provided to Parent, or containing similar key provisions, with each of their material commercial counterparties (it being understood that not all of such material commercial counterparties have accepted such standard form of agreement or provisions).

(d)         The Company and each Company Subsidiary maintains, and materially complies with, policies and practices intended to ensure that it enters into a written agreement containing the provisions required by applicable Data Protection Laws with each Person that Processes Personal Information on its behalf or jointly with it, or from or to which it receives or discloses Personal Information, including each publisher, advertiser, agency, data supplier, data broker, identity or measurement provider, demand-side platform, supply-side platform, exchange, hosting or cloud provider and other vendor, and each such agreement contains, as applicable, the data processing, controller-to-controller, joint controller, service provider, contractor or third-party terms required under such Data Protection Laws, except as would not be material to the Company and the Company Subsidiaries, taken as a whole. Except as set forth in Section 3.19 to the Company Disclosure Letter, to the knowledge of the Company, neither the Company nor any Company Subsidiary is in breach of any such agreement, and, to the knowledge of the Company, no counterparty thereto is in material breach thereof.

(e)        (i) The Company and each Company Subsidiary has implemented and maintains commercially reasonable technical, physical, administrative and organizational measures appropriate to the risk designed to protect the confidentiality, integrity, availability and security of Personal Information in its possession or control against unauthorized or unlawful Processing, accidental loss, destruction or damage, which measures are consistent in all material respects with applicable Data Protection Requirements, (ii) to the knowledge of the Company, during the three (3) years prior to the date of this Agreement, there has been no unauthorized or unlawful Processing of, or accidental loss of or unauthorized access to, Personal Information in the possession or control of the Company or any Company Subsidiary or, to the knowledge of the Company, of any Person Processing the same on its behalf, that has required or resulted in notification to any Governmental Authority or data subject and (iii) neither the Company nor any Company Subsidiary, nor any Person acting at the direction or authorization of either, has paid any perpetrator of any data breach, ransomware or cyber-attack. Section 3.19 of the Company Disclosure Letter sets forth each material security incident, data breach, ransomware incident, cyber-attack, unauthorized access incident and related regulatory inquiry, claim or remediation measure affecting the Company or any Company Subsidiary during the three (3) years prior to the date of this Agreement.

(f)         (i) all Privacy Policies are, and during the last three (3) years have been, accurate and not misleading in all material respects and comply in all material respects with applicable Data Protection Requirements, including as to the disclosure of any sale or sharing of Personal Information and the provision of any required opt-out mechanism; (ii) the Company and each Company Subsidiary maintains commercially reasonable measures and procedures for receiving, verifying and timely responding to requests from data subjects or consumers exercising rights under applicable Data Protection Laws, including rights of access, correction, deletion, portability, objection, restriction and opt-out of sale, sharing, targeted advertising or profiling; (iii) the Company has appointed a global data protection officer for the Company and its Subsidiaries, privacy protection officer, or Person with privacy-related duties; and (iv) the Company and each Company Subsidiary has, at reasonable and appropriate intervals, conducted security testing or security audits of portions of the Company Products, the IT Systems and the Company Software selected in accordance with the Company's security policies and posture, and has remediated, or is remediating in the ordinary course, all high risk vulnerabilities identified thereby.

(g)         Notwithstanding any other provision of this Agreement to the contrary, (i) the representations and warranties made in Section 3.18 and this Section 3.19 are the sole and exclusive representations and warranties of the Company with respect to Advertising Laws, Platform Terms and Data Protection Requirements, and no other representation or warranty of the Company contained herein shall be construed to relate to any such matters, provided that nothing herein limits Sections 3.8, 3.10 and 3.20 and (ii) it is understood that the Company will not be in breach of any representation set forth in Section 3.18 or this Section 3.19 to the extent arising from its breach of any Advertising Law, Platform Terms, or Data Protection Requirements with respect to which it’s activities have been in accordance with customary practice in the ad-tech industry.

Section 3.20          Material Contracts.

(a)         Section 3.20(a) of the Company Disclosure Letter sets forth a complete and accurate list of each Contract, other than any Company Plan, that is in effect as of the date of this Agreement, to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective assets is bound, and that falls within any of the categories set forth in clauses (i) through (xii) below, together with all material amendments and supplements thereto. Each such Contract, together with each “material contract,” as such term is used in Item 601(b)(10) of Regulation S-K of the SEC, filed as an exhibit to the Company Reports prior to the date of this Agreement and any contract that would be required to be filed as a “material contract” pursuant to Item 19 of Form 20-F, in each case to the extent not otherwise listed pursuant to clauses (i) through (xii) below, is referred to herein as a “Company Material Contract”:

(i)                all material Contracts, excluding purchase orders or similar instruments such as insertion orders, issued in the ordinary course of business, for purchases by the Company or any Company Subsidiary with its Key Vendors;

(ii)              all material Contracts, excluding purchase orders or similar instruments such as insertion orders, issued in the ordinary course of business, with its Key Customers;

(iii)            all Contracts to which any Governmental Authority is a party that involved aggregate payments to or from the Company or any Company Subsidiary under such Contract in excess of US$1,000,000 for the period between September 1, 2025 through August 31, 2026;

(iv)            all Contracts that (x) materially limit or purport to materially limit the ability of the Company or any Company Subsidiary, to compete with any Person, in any line of business, market or field or develop, sell, supply, manufacture, distribute or support any product or service, or to use, sell, transfer, deliver or license any Company Owned Intellectual Property or Company Products, in each case, in any geographic area or during any period of time; (y) subject the Company or any Company Subsidiary to any material “most-favored nation” right with a Top 20 Customer; or (z) which provide any Person exclusive distribution or resale rights with respect to any service or product of the Company or any Company Subsidiary in any geographic area during any period of time, in any such case, resulting in aggregate payments to or from the Company or any Company Subsidiary in excess of US$1,000,000 during the 12-month period from September 1, 2025 to August 31, 2026;

(v)              other than Contracts entered into in the ordinary course of business consistent with past practice, any Contract providing for the disposition or acquisition by the Company or any Company Subsidiary directly or indirectly (by merger, license or otherwise) of all or substantially all of the assets or equity ownership interests of any business or Person, or containing material “earn-out” provisions or other material contingent payment obligations, entered into during the three (3) years prior to the date of this Agreement;

(vi)            all Contracts that contain a put, call, right of first refusal, right of first negotiation, right of first offer, redemption, repurchase or similar right pursuant to which the Company or any Company Subsidiary are or would be required to purchase or sell, as applicable, any material equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person (other than inventory sold in the ordinary course of business);

(vii)          any mortgages, indentures, guarantees, loans, credit agreements, security agreements or other Contracts in excess of US$500,000 relating to Indebtedness, other than (A) accounts receivables and payables and (B) loans to or guarantees for direct or indirect wholly owned Company Subsidiaries, in each case, in the ordinary course of business consistent with past practice;

(viii)        any Contract establishing or otherwise providing for a material joint venture, strategic alliance or partnership (excluding for the avoidance of doubt, demand and supply partner agreements and similar arrangements and Contracts entered into in the ordinary course of business), or pursuant to which the Company or any Company Subsidiary has a material obligation to make an investment in, fund or extend credit to any Person (excluding for the avoidance of doubt payment terms of the Company’s and the Company Subsidiaries’ customers and demand partners);

(ix)            all Contracts providing for any royalty or milestone payments by the Company or a Company Subsidiary in excess of US$500,000 (excluding, for the avoidance of doubt, demand and supply partner agreements and similar arrangements and Contracts entered into in the ordinary course of business);

(x)              all Contracts entered into since January 1, 2023, in connection with the settlement or other resolution of any pending or threatened Action that has any material continuing obligation, liability or restriction on the part of the Company or any Company Subsidiaries for an amount that could reasonably be expected to exceed $100,000;

(xi)            all employment Contracts with any current Senior Company Employee (excluding amendments exclusively relating to salary changes and/or individual bonuses);

(xii)          any Labor Agreement or other Contract with any labor union or collective representative of employees of the Company or any Company Subsidiary; and

(xiii)        all material Contracts under which the Company or any Company Subsidiary is granted a license or other material right to use any material Intellectual Property of a third party that is incorporated into, embedded in, or directly used by, any Company Product currently commercialized by the Company or a Company Subsidiary, in each case, other than rights that are incidental to, or not material to, the business of the Company and the Company Subsidiaries, taken as a whole, and excluding any license or other right that is used solely for internal administrative, operational, security, hosting, support or other back-office purposes (each, an “Inbound IP Agreement”); provided, however, that Inbound IP Agreements shall exclude (a) non-exclusive licenses and/or subscriptions for commercially available, off-the-shelf software and/or data products or services, including software-as-a-service offerings, (b) licenses or rights granted in, or pursuant to, insertion orders, media orders, advertising orders, publisher, advertiser, customer, reseller, distribution, referral, sales or similar commercial agreements entered into in the ordinary course of business, (c) components , software, data products or services that are generally available on nondiscriminatory pricing terms and that involve aggregate annual fees of less than US$250,000, (d) Open Source Materials, (e) licenses or rights relating solely to materials, content, data or other items supplied by or on behalf of a customer, advertiser, publisher, reseller or other commercial counterparty for use in connection with that counterparty’s account, campaign or transaction, (f) licenses or rights that are non-exclusive, non-transferable, non-sublicensable and limited to the internal use of the Company or any Company Subsidiary, and (g) click-wrap, shrink-wrap or other standard-form agreements entered into in the ordinary course of business with annual fees under US$250,000.

(b)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is, as of the date of this Agreement, a legal, valid and binding agreement and, to the knowledge of the Company, is in full force and effect and enforceable in accordance with its terms (except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought), (ii) neither the Company nor any Company Subsidiary, as applicable, is in material default or breach, has committed or failed to perform any act that, has received notice in writing from any counterpart that, it is in material breach or default, and, to the knowledge of the Company, no circumstances exist and no event has occurred that, with or without notice, lapse of time, or both, would constitute a default under, or would result in the acceleration of any obligation or loss of a benefit of the Company or a Company Subsidiary pursuant to, any Company Material Contract and (iii) to the knowledge of the Company, no other party is in material breach or material violation of, or default (or, with the giving of notice or lapse of time or both, would be in breach or default) under, any Company Material Contract; it being understood in respect of the foregoing that the Company will not be in breach of any representation set forth in this Section 3.20(b) to the extent arising from its breach of any Data Protection Requirements or Advertising Laws and/or which did not constitute a breach of the representations in Section 3.18 and/or Section 3.19 due to the Company’s compliance with customary practices in the ad-tech business. During the past three (3) years no customer of the Company or a Company Subsidiary has claimed a right to a price adjustment arising from a “most-favored nation” right in a commercial contract with the Company or a Company Subsidiary. The Company has made available to Parent true and complete copies of all Company Material Contracts, including any material amendments and supplements thereto.

Section 3.21          NASDAQ and the TASE; No Other Listing.

The Company is in compliance in all material respects with the applicable criteria for continued listing of the Ordinary Shares on NASDAQ and the TASE, including all applicable corporate governance rules and regulations. The Ordinary Shares are not listed on any stock exchange other than the NASDAQ and the TASE. Following the consummation of the Transactions, the Company will not be required to be an SEC or ISA registrant, nor will it be required to file periodic or other reports with the SEC, ISA, NASDAQ or TASE.

Section 3.22          Insurance.

(a)         The Company and each Company Subsidiary are, and continually since the later of January 1, 2023, or the date of acquisition by the Company with respect to a Company Subsidiary after such date with respect to such Company Subsidiary have been, insured against such losses and risks and in such amounts as are customary for companies of similar size in the same or similar lines of business, and in the same territories, except where the failure to be so insured would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each current insurance policy of the Company and/or the Company Subsidiaries: (i) the policy binding and enforceable in accordance with its terms and in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice or both); and (iii) in the three (3) years prior to the date of this Agreement, neither the Company nor any Company Subsidiary has received notice in writing of any refusal or denial of any coverage, reservation of rights or rejection of any claim under any such policies, in each case that is held by, or for the benefit of, the Company or any Company Subsidiary.

(c)         Section 3.22(c) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material insurance policies maintained by, or for the benefit of, the Company or any Company Subsidiary, including, with respect to each such policy, the insurer, policy period, limits and any change-of-control provision, and which either (i) the annual premiums of which exceed $50,000, or (ii) is entered into other than in the ordinary course of business consistent with past practice.

Section 3.23          Brokers and Expenses.

No agent, broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, the Company or any Company Subsidiary.

Section 3.24          Takeover Statutes.

Assuming the accuracy of Parent’s representations and warranties in the first sentence of Section 4.7, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law or any anti-takeover provision in the Articles of Association is applicable to this Agreement and the Transactions.

Section 3.25          Affiliate Transactions.

Other than compensation (including expense reimbursement obligations) payable to officers and directors of the Company, and otherwise excluding Contracts relating to employment of, or services provided by, officers and directors of the Company, and except for matters that are not required to be disclosed under applicable securities Laws, there are no existing Contracts, transactions, Indebtedness or other arrangements between the Company or any Company Subsidiary, on the one hand, and any (i) directors or officers of the Company and any Company Subsidiary or (ii) beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the Company Shares; provided that, in each case such person is not itself the Company or a Company Subsidiary, on the other hand.

Section 3.26          Vote Required.

The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s share capital necessary to approve the Merger and this Agreement.

Section 3.27          Opinion of Financial Advisor.

The Company Board has received an opinion from Canaccord Genuity LLC (the “Company Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to the various factors, qualifications, limitations and assumptions set forth therein, the Per Share Merger Consideration, to be paid to holders of Company Shares (other than Excluded Shares) in the Merger is fair, from a financial point of view, to such holders. The Company will make available to Parent a copy of such opinion as soon as practicable following the execution of this Agreement for informational and non-reliance purposes only.

Section 3.28          No Other Representations or Warranties.

Except for the representations and warranties expressly set forth in this ARTICLE III, as qualified by the Company Disclosure Letter, none of the Company, any of its affiliates, any of their respective Representatives, or any other Person on behalf of any of the foregoing, makes or has made any express or implied representation or warranty, and there is and has been no reliance by Parent, Merger Sub or any of their respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty, with respect to the Company, the Company Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, except for the representations and warranties expressly set forth in this ARTICLE III, as qualified by the Company Disclosure Letter, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts, or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the Transactions, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this ARTICLE III, as qualified by the Company Disclosure Letter. Without limiting the generality of the foregoing, notwithstanding anything to the contrary in this Agreement (including any representation or warranty set forth in this ARTICLE III), none of the Company or any other Person makes or has made, and Parent and Merger Sub have not relied on, any express or implied representation or warranty with respect to (a) any projections, forecasts, estimates, budgets, plans, earnings guidance or other forward-looking statements or information of or relating to the Company, the Company Subsidiaries or their respective businesses (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation, the electronic data room, the Proxy Statement, any filing with the SEC or any other material made available to Parent, Merger Sub or their respective Representatives or affiliates, or (b) the future business, operations, financial condition or results of operations of the Company or any of the Company Subsidiaries, and Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such projections, forecasts, estimates, budgets, plans and guidance, that they are familiar with such uncertainties and that they take full responsibility for making their own evaluation of the adequacy and accuracy of all such information.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the correspondingly numbered Section of the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any Section or subsection of this ARTICLE IV or the Parent Disclosure Letter shall be deemed disclosure with respect to any other Section or subsection of this ARTICLE IV to which the relevance of such item is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as set forth below in this ARTICLE IV:

Section 4.1             Corporate Organization.

Parent is a validly existing private company limited by shares incorporated under the laws of the state of Israel and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Merger Sub is a corporation organized and validly existing, is wholly owned by Parent, and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. To the knowledge of Parent, no proceedings have been commenced to strike Merger Sub from the Registry of Companies maintained by the Companies Registrar. Parent and Merger Sub are in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2             Charter Documents and Bylaws.

Parent has made available to the Company a complete and correct copy of the certificate of incorporation and bylaws, or equivalent organizational documents, each as amended to date (such certificates of incorporation and bylaws or equivalent organizational documents collectively referred to as “Charter Documents”) of Parent. Such Charter Documents are in full force and effect. Parent is not in material violation of any of the provisions of its Charter Documents. Merger Sub has made available to the Company a complete and correct copy of its Charter Documents. Such Charter Documents are in full force and effect. Merger Sub is not in material violation of any of the provisions of its Charter Documents.

Section 4.3             Authority Relative to this Agreement.

(a)         Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Transactions by each of Parent and Merger Sub have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings (including any actions of Parent’s shareholders) on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)         Each of the Parent Board and the Merger Sub Board has unanimously adopted resolutions (i) determining that this Agreement and the Transactions are fair to, and in the best interests of, Parent, Merger Sub and their respective shareholders, (ii) unanimously approving the Merger, the execution of this Agreement and the consummation of the Transactions, and the Merger Sub Board has further (a) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors and (b) resolved to recommend that Parent, as the sole shareholder of Merger Sub, approve the Merger, this Agreement and the consummation of the Transactions. Parent, in its capacity as the sole shareholder of Merger Sub, approved this Agreement, the Merger and the other Transactions.

Section 4.4             No Conflict; Required Filings and Consents.

(a)         The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Charter Documents of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.4(b) have been obtained and all filings and obligations described in Section 4.4(b) have been made, conflict with or violate any Law or Order applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) subject to obtaining the consents listed in Section 4.4(a) of the Parent Disclosure Letter, result in any breach of or any loss of any benefit under, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, result in the acceleration of any obligation of Parent or Merger Sub, or result in the creation of a Lien on a property or asset of Parent or Merger Sub pursuant to, any material Contract of Parent or Merger Sub, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b)         The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL, with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) any filings as may be required under the rules and regulations of NASDAQ, (iii) any filings as may be required under the Securities Act, Exchange Act and Blue Sky Laws, (iv) compliance with the HSR Act, and other applicable Antitrust Laws, (v) any filings or approvals required under the rules and regulations of BSE Limited or the National Stock Exchange of India Limited, and (vi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The national or subnational governments of a single state do not have a “substantial interest” (within the meaning of the DPA) in Parent or Merger Sub.

Section 4.5             Absence of Litigation.

As of the date of this Agreement, there is (a) no Action pending, and (b) to the knowledge of Parent, (i) no inquiry, audit or investigation by any Governmental Authority pending and (ii) no Action threatened in writing against Parent or any Subsidiary of Parent (each, a “Parent Subsidiary”), or any property or asset of Parent or any Parent Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that in any manner challenges the legality or validity of, or seeks to restrain, enjoin or materially delay the consummation of, the Merger or any of the other Transactions. As of the date of this Agreement, neither Parent nor any Parent Subsidiary nor any property or asset of Parent or any Parent Subsidiary is subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Authority, or any Order, determination or award of any Governmental Authority, in each case that contains ongoing obligations that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6             Information Supplied.

The information supplied by Parent in writing specifically for inclusion in the Proxy Statement will not, as of the date the Proxy Statement is first mailed to the shareholders of the Company, and at the time of the Company Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, Parent makes no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion in the Proxy Statement.

Section 4.7             Ownership of Company Share Capital.

Neither Parent, Merger Sub or any of their respective Subsidiaries owns, or at any time during the past three (3) years has owned, beneficially or otherwise, any Company Shares or Company Equity Awards or any outstanding securities of any Company Subsidiary (or any other economic interest through derivative securities or otherwise in the Company or any Company Subsidiary). None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.

Section 4.8             Contact with Customers and Suppliers.

To the knowledge of Parent, none of Parent, Merger Sub or any of their respective directors or officers has, without the prior consent of the Company, directly or indirectly contacted any shareholder, franchisee, supplier, distributor or customer of the Company or its Subsidiaries in a manner that is material to the Company and its Subsidiaries, taken as a whole, and specifically in connection with the Transactions.

Section 4.9             Shareholder and Management Arrangements.

Except for the Support Agreements, the Amended Incentives, any employment, consulting, retention or other compensatory arrangements entered into in the ordinary course of business or disclosed in writing to the Company prior to the date of this Agreement, there are no Contracts between Parent, Merger Sub or any of their respective affiliates, on the one hand, and any Company Shareholder, on the other hand, pursuant to which such Company Shareholder would be entitled to receive consideration in respect of such Company Shareholder's Company Shares that is different in amount or nature from the Per Share Merger Consideration or pursuant to which such Company Shareholder agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 4.10          Financing and Sufficient Funds.

(a)         As of the date of this Agreement, Parent and Merger Sub have access to, and at the Closing Parent and Merger Sub will have, funds available as and when needed in an amount sufficient to pay all amounts required to be paid by Parent and Merger Sub at the Closing under this Agreement, including the aggregate Per Share Merger Consideration, all fees and expenses of Parent and Merger Sub. The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding their ability to obtain financing for the Merger or the other Transactions contemplated by this Agreement. For the avoidance of doubt, this Section 4.10(a) does not constitute a representation or warranty regarding the continued availability of the Debt Commitment Letter or any other specific financing source or financing arrangement.

(b)         The Debt Commitment Letter has been duly executed and delivered and constitutes a legal, valid and binding obligation of Parent and, to the knowledge of Parent, each other party thereto, enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and to general principles of equity). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or, to the knowledge of Parent, any other party under any Debt Commitment Letter. The Debt Commitment Letters have not been amended, restated, replaced or otherwise modified.

(c)         Assuming the accuracy of the Company’s representations and warranties set forth in this Agreement, the satisfaction of the conditions set forth herein, there is no condition precedent or other contingency to the funding of the full amount of the Debt Financing, other than as set forth in or contemplated by the Debt Commitment Letter delivered to the Company on the date hereof.

Section 4.11          Brokers and Expenses.

Except for Luma Partners, whose fees will be paid by Parent, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, Parent or any Parent Subsidiary.

Section 4.12          Operations of Merger Sub.

The authorized share capital of Merger Sub consists solely of 1,000,000 ordinary shares, par value one (1) Israeli Agora (NIS 0.01) per share, 1,000 of which are issued and outstanding. All of the issued and outstanding shares of Merger Sub are, and at the Effective Time will be, owned directly by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, including the Merger. Except for obligations or liabilities incurred, and activities or agreements undertaken, in connection with its formation, the maintenance of its corporate existence, the entry into definitive documentation with respect to the Debt Financing for an amount not to exceed the aggregate Facility provided for in the Debt Commitment Letter in effect as of the date hereof for the financing of the Transactions, the preparation or submission of regulatory filings, the performance of this Agreement or the implementation of the Transactions, Merger Sub has not incurred, directly or indirectly, any material obligations or liabilities, engaged in any material business activities or entered into any material agreements or arrangements with any Person.

Section 4.13          Intended Operation of the Company.

As of the date hereof, Parent's present intention is to continue to operate the Company’s business in Israel following the Closing. This statement of present intention is not a covenant or commitment of Parent, does not create any obligation of Parent, the Surviving Company or any of their respective affiliates to maintain any facility, workforce, operation, business line, brand or level of activity for any period following the Closing and may be changed by Parent at any time in its sole discretion.

Section 4.14          No Other Representations or Warranties.

Except for the representations and warranties expressly set forth in this ARTICLE IV (as qualified by the Parent Disclosure Letter), neither Parent nor Merger Sub, any of their affiliates or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to Parent, Merger Sub, the Parent Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Company or its respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Company or its Representatives or affiliates or any other Person resulting from the Company or its Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or affiliates, including any information made available in teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this ARTICLE IV (as qualified by the Parent Disclosure Letter).

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1             Conduct of Business by the Company Pending the Closing.

The Company covenants and agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (1) as set forth in Section 5.1 of the Company Disclosure Letter, (2) as specifically permitted by this Agreement, (3) as required by Law (including, for the sake of clarity, any requirement of the SEC, ISA or GAAP) or Order or (4) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned, or delayed in respect of actions contemplated by clauses (g) through (cc) of this Section 5.1 other than any amendment to the Charter Documents of the Company), (A) the Company shall, and shall cause each Company Subsidiary to, use commercially reasonable efforts to (i) conduct its and their respective businesses in the ordinary course of business consistent with past practice, and (ii) preserve its and their present business organizations, assets and properties in good repair and condition and its and their present relationships with customers, distributors, licensors, licensees, lessors, suppliers and other Persons with whom it and they have material business relations, and keep available the services of its and their current officers and employees (other than where termination of such services is for cause or is in the ordinary course, consistent with past practice); and (B) the Company shall not, and shall not permit any Company Subsidiary to take, agree in writing or otherwise to take, or authorize any of the actions set forth in clauses (a) through (cc) of this Section 5.1:

(a)         declare or pay any dividends on or make any distribution with respect to its outstanding shares (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary), except dividends and distributions by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(b)         split, combine, reduce or reclassify any of its share capital, except for any such transaction by a wholly owned Company Subsidiary that remains a wholly owned Company Subsidiary after consummation of such transaction;

(c)         adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization, restructuring or other reorganization of the Company or any Company Subsidiary or alter through merger, liquidation, reorganization or restructuring the corporate structure of the Company or any Company Subsidiary, except for any such action or transaction with respect to a Company Subsidiary following which such Company Subsidiary remains a wholly owned subsidiary of the Company or another wholly owned Company Subsidiary;

(d)        directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) acquisitions of Company Shares tendered by holders of Company Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the acquisition by the Company of Company Equity Awards in connection with the forfeiture or cancellation of such awards and (iii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(e)         issue, deliver, grant, sell, pledge, dispose of or encumber, or subject to any Lien (other than Permitted Liens) any shares or voting securities of the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares or voting securities, or any rights, warrants or options to acquire any such shares or voting securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (i) issuances of Company Shares upon the exercise of Company Options, or the vesting and settlement of Company RSUs or Company PSUs, in each case strictly in accordance with the terms of this Agreement, (ii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, and (iii) issuance of Company RSUs, without acceleration and issued based on 3-year vesting with a one-year cliff, representing Company RSUs and Company PSUs that have otherwise lapsed or been terminated following the date hereof, and as approved by the Board (and for the avoidance of doubt, which do not result in an increase in the aggregate capitalization of the Company set forth in Section 3.3(c) (a “Permitted Reissuance”);

(f)         enter into a Contract providing for the acquisition, directly or indirectly (including by merger, consolidation, or acquisition of shares or assets or any other business combination) of any material corporation, partnership, other business organization or any division thereof;

(g)        grant, provide, amend or increase any retention or change in control bonus to any employee, director or independent contractor of the Company or any Company Subsidiary;

(h)        grant, provide, amend or increase any severance payments or benefits or termination pay to any employee or independent contractor of the Company or any Company Subsidiary;

(i)          increase the compensation payable or to become payable to any employee or independent contractor of the Company or any Company Subsidiary (it being understood that payment of bonuses and other incentive compensation as required pursuant to the terms of any Company Plan as in existence as of the date hereof shall not be considered to be an increase in compensation payable), other than a Permitted Reissuance;

(j)          establish, adopt, enter into, amend or terminate any material Company Plan (or any arrangement that would be a material Company Plan if in effect on the date hereof), other than ordinary course annual renewals of or modifications to Company Plans consistent with past practice that do not materially increase the cost to the Company of maintaining such Company Plan or the benefits provided thereunder

(k)         accelerate the vesting, exercisability or payment date or waive any performance or vesting criteria of any Company Equity Awards or accelerate the vesting, exercisability or payment date or waive any performance or vesting criteria of any payment or benefit, or the funding of any payment or benefit, payable or to become payable under a Company Plan, other than (A) any acceleration or waiver required by the terms of the applicable Company Equity Award or Company Equity Plan in effect as of the date of this Agreement or (B) any acceleration or waiver expressly contemplated pursuant to the terms hereof, or approved in writing by Parent as necessary or appropriate to implement Section 2.3;

(l)          forgive any loans or advances to employees or independent contractors of the Company or any Company Subsidiary, or any directors of the Company or any of their respective affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise, except in the ordinary course of business consistent with past practice or as required under the terms of such employee benefit plan.

(m)        the foregoing provisions of this Section 5.1 shall not restrict the Company from conducting compensation reviews, engaging in employee hiring, making other adjustments to employee salary or wage rates, bonuses, and employee benefits, and paying commissions in each case, in the ordinary course of business consistent with past practice (it being understood that the Company and the Company Subsidiaries may pay employee bonuses in respect of calendar year 2026 solely up to an aggregate amount not exceeding the amount provided for such bonuses in Section 5.1(m) of the Company Disclosure Letter); provided, that no such adjustment may be made to the compensation, bonus opportunity or benefits of any Senior Company Employee, and the Company shall not hire, promote or enter into a new employment, consulting, retention, bonus or other compensatory arrangement with any Senior Company Employee or independent contractor whose annual base compensation exceeds $250,000 as of the date of this Agreement, in each case without Parent's prior written consent; provided, further, that any hiring of an employee or service provider whose annual base compensation does not exceed $250,000 (and who is not a Senior Company Employee) shall be made solely on the Company's standard terms of employment/engagement as in effect on the date of this Agreement and made available to Parent prior to the date hereof, including with respect to notice period, severance and termination entitlements, probationary arrangements, restrictive covenants and intellectual property assignment, and shall not include any retention, change in control, transaction-related, guaranteed bonus, accelerated vesting, equity of equity linked or any other special or non-standard terms; provided, further, that in no event shall the Company or any Company Subsidiary grant, issue or agree to grant or issue any Company Option, Company RSU, Company PSU, or any other Company Security, or amend any outstanding Company Equity Award to increase the number of Ordinary Shares subject thereto or to reduce the exercise or purchase price thereof, in each case at any time after the Determination Time, whether in connection with new hires, promotions, an annual refresh or otherwise;

(n)        make any material change in its financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by Law, GAAP, SEC policy or ISA policy;

(o)        amend the Charter Documents of the Company or any not wholly owned Company Subsidiary;

(p)        redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire its debt securities (directly, contingently or otherwise), except for (i) any Indebtedness among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, (ii) guarantees by the Company of Indebtedness of Company Subsidiaries or guarantees by Company Subsidiaries of Indebtedness of the Company or any Company Subsidiary, which Indebtedness is incurred in the ordinary course of business consistent with past practice, and (iii) in connection with the refinancing of any outstanding Indebtedness on the same or similar terms, and (iv) the incurring of any Indebtedness in the ordinary course of business or otherwise under existing Indebtedness agreements;

(q)        enter into, amend in any material manner, accelerate, settle, prepay, waive, release or otherwise materially modify any earn-out, deferred purchase price, retention or similar contingent payment obligation.

(r)         sell, license, lease, transfer exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its material properties, material rights or material assets, except for (i) operation and commercialization of the Company Products in the ordinary course of business, or dispositions of obsolete or worthless equipment, in the ordinary course of business, (ii) non-exclusive licenses in the ordinary course of business consistent with past practice, and (iii) transactions among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries;

(s)        settle, discharge or otherwise resolve any material Action other than settlements that do not (i) impose any injunctive, equitable or other non-monetary relief, restriction, admission of liability, obligation to make any public statement or ongoing obligation on the Company or any Company Subsidiary, (ii) involve the grant, assignment, modification or license of any material Intellectual Property or affect any material customer, Platform, data protection, advertising, employment or labor matter and (iii) involve the payment of money in excess of $50,000 in each case, or $300,000 in the aggregate;

(t)         institute any Action by the Company or any Company Subsidiary, other than for collections in the ordinary course of business consistent with past practice;

(u)        make or change any material Tax election; change any Tax accounting period with respect to a material Tax or material method of Tax accounting, or settle or compromise any material Tax liability, file any amendment to a federal, state, or non-U.S. income Tax Return or any other material Tax Return, in each case, except in the ordinary course of business or as required by applicable Law;

(v)        enter into any Contract that materially limits or purports to materially limit the ability of the Company or any Company Subsidiary, to compete with any Person, in any line of business or sell, supply or distribute any product or service, in each case, in any geographic area or during any period of time;

(w)       [Reserved]

(x)         call or convene any extraordinary general meeting of the Company Shareholders, other than the Company Special Meeting;

(y)        make any capital expenditures in excess of US$250,000, except for capital expenditures made in accordance with the Company’s annual budget and capital expenditure plan, copies of which have been delivered to Parent and excluding the capitalized cost of R&D employees;

(z)         establish, adopt, enter into, amend, modify, negotiate or terminate any Labor Agreement or recognize or certify any labor union, trade union, works council, labor organization, employee representative or group of employees as the bargaining representative for any employees of the Company or any Company Subsidiary;

(aa)       announce, implement or effect any mass lay-off programs, or multi-employee reductions in force with respect to more than 20 employees during any 6 month period following the date of this Agreement;

(bb)      terminate the employment of one or more of the Company employees listed in Section 5.1(bb) of the Company Disclosure Letter, other than for cause; or

(cc)       waive or release any noncompetition, non-solicitation, nondisclosure or other restrictive covenant obligation of any current or former employee, officer, director or other individual service provider of the Company or any Company Subsidiary.

Section 5.2             Solicitation by the Company.

(a)         Go Shop Period. Notwithstanding anything to the contrary in this Section 5.2, during the period commencing on the date of this Agreement and continuing until 11:59 p.m., local time in Israel, on the earlier of (x) the fortieth (40th) calendar day following the date of this Agreement and (y) the date on which the Company Shareholder Approval is obtained (such period, the “Go Shop Period”), the Company and its Representatives shall be permitted, directly or indirectly, to: (i) initiate, solicit, facilitate and encourage any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Competing Proposal, either directly or through the Company Financial Advisor or another financial advisor retained by the Company for such purpose and reasonably acceptable to Parent, including by furnishing non-public information regarding, or access to the properties, personnel, books and records of, the Company and the Company Subsidiaries to any Person; provided that, prior to furnishing any such non-public information, the Company shall have received from such Person an executed Acceptable Confidentiality Agreement and shall provide to Parent, within forty-eight (48) hours of furnishing the same, any such non-public information that was not previously provided to Parent; and (ii) engage in, enter into, continue and otherwise participate in any discussions or negotiations with any Person with respect to any Competing Proposal, including by making counterproposals thereto. Any such solicitation, discussion, negotiation or disclosure shall be conducted in a manner consistent with applicable U.S. securities Laws, including Regulation FD. The Company shall notify Parent in writing, within forty-eight (48) hours of receipt, of each Competing Proposal received during the Go Shop Period, which notice shall include the material terms and conditions thereof and copies of any written proposal, draft agreement or related material correspondence, including the identity of the Person making such Competing Proposal. Upon the expiration of the Go Shop Period, the Company shall, and shall cause the Company Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated all solicitations, discussions and negotiations with any Person (other than Parent and its Representatives and any Excluded Party) with respect to any Competing Proposal, including by terminating within twenty-four (24) hours such Person's access to any data room established in connection therewith (other than any Excluded Party), and shall thereafter comply in all respects with Section 5.2(b). For the avoidance of doubt, nothing in this Section 5.2 shall relieve the Company of its obligations under Section 5.2(g), including Parent's match rights thereunder, in respect of any Competing Proposal received during the Go Shop Period.

(b)         From and after the expiration of the Go Shop Period, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, and except as otherwise specifically provided for in this Agreement, the Company shall not and shall cause the Company Subsidiaries and its and their directors and officers not to, and the Company shall instruct its Representatives not to on behalf of the Company or any Company Subsidiary: (i) solicit or initiate or knowingly facilitate or encourage (including by way of furnishing any non-public information) any inquiry, proposal or offer that constitutes or would be reasonably expected to lead to a Competing Proposal or engage in any discussions or negotiations with respect thereto (other than, solely in response to an inquiry not solicited in breach of this Section 5.2, informing any Person making such an inquiry of the existence of the provisions contained in this Section 5.2) (provided, however, that the Company and its Representatives may (x) make inquiries of a Person making a Competing Proposal (and its Representatives) to ascertain facts regarding, and clarify the terms of, such Competing Proposal for the purpose of the Company Board informing itself about such Competing Proposal and the Person making it, and (y) continue discussions or negotiations with any Excluded Party with respect to any Competing Proposal (as such Competing Proposal may be updated from time to time in compliance with the terms hereof) made by such Excluded Party during the Go Shop Period); (ii) provide any non-public information regarding, or access to the properties, personnel, books and records of, the Company or any Company Subsidiary to any Person or “group” (as defined under Section 13(d) of the Exchange Act) in connection with or under circumstances that would reasonably be expected to lead to a Competing Proposal, except as permitted by Section 5.2(d) below or to an Excluded Party in accordance with the terms hereof; (iii) approve or publicly recommend, or propose publicly to approve or recommend, any Competing Proposal; (iv) withdraw or change or qualify in a manner adverse to Parent, the Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement when disseminated to the shareholders of the Company; (v) fail to publicly reaffirm the Company Board Recommendation, or publicly recommend against acceptance of, within seven (7) Business Days after receipt of a written request by Parent following a Competing Proposal (or material modification thereto) becoming publicly known or the commencement of a tender or exchange offer (or material modification thereto) for any outstanding shares or other securities of the Company (provided that Parent shall only be entitled to make such request once with respect to each Competing Proposal and once with respect to each material modification thereof); (vi) enter into any letter of intent (whether binding or non-binding), agreement or commitment providing for any Competing Proposal, except as permitted by Section 5.2(d) below; or (vii) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv) or (v) above, a “Company Change of Recommendation”). The Company shall not, and shall cause each Company Subsidiary not to, enter into any Contract with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide to Parent the information described in this Section 5.2, and other than customary confidentiality agreements executed prior to the date hereof, or Acceptable Confidentiality Agreements executed during the Go Shop Period, neither the Company nor any of its Subsidiaries is currently party to any Contract that prohibits the Company from providing the information described in this Section 5.2 to Parent. The Company (i) shall not, and shall cause each Company Subsidiary not to, terminate, waive, amend or modify, or grant permission under, any standstill provision in any confidentiality agreement to which it or any Company Subsidiary is or becomes a party (other than as occurs in accordance with the terms of any such standstill provision in effect as of the date hereof), and (ii) shall, and shall cause each Company Subsidiary, to use commercially reasonable efforts to enforce such standstill provisions if it becomes aware of any breach of any such standstill provision by the party subject thereto, in each case, other than with respect to any Excluded Party, solely to the extent that any such termination, waiver, amendment, modification, grant of permission or non-enforcement is reasonably necessary to permit the Company to comply with its obligations under this Section 5.2) provided that the Company shall not knowingly permit any Excluded Party, pursuant to any such termination, waiver, amendment, modification, grant of permission or non-enforcement, to make any public announcement, commence or participate in any tender or exchange offer, solicit proxies or otherwise communicate with Company Shareholders, except to the extent required by applicable Law.

(c)         Upon the expiration of the Go Shop Period, the Company shall immediately cease and shall instruct its Representatives and each Company Subsidiary and their Representatives to promptly cease, any and all existing discussions or negotiations with any Person, except for an Excluded Party, conducted heretofore with respect to any Competing Proposal (including, if applicable, the termination within twenty-four (24) hours of access to any data room established in connection therewith). Promptly following the expiration of the Go Shop Period, the Company will request that each Person (other than Parent and its Representatives and any Excluded Party) that has, during the Go Shop Period, executed a confidentiality agreement or an Acceptable Confidentiality Agreement in connection with its consideration of acquiring the Company or a transaction which would be considered a Competing Proposal which has not terminated or expired pursuant to its terms to promptly return or destroy (and, if so required by such confidentiality agreement, confirm such destruction in writing) all non-public information furnished to such Person by or on behalf of the Company or any Company Subsidiary in accordance with the terms of such confidentiality agreement.

(d)         Notwithstanding the limitations set forth in Section 5.2(b) and Section 5.2(c), if, following the expiration of the Go Shop Period and prior to the Company Shareholder Approval being obtained, the Company receives or has received a bona fide written Competing Proposal (including any such Competing Proposal solicited during the Go Shop Period in compliance with this Section 5.2) that did not arise or result from a violation of this Section 5.2 and the Company Board determines in good faith after consultation with the Company’s outside legal counsel and financial advisor that such Competing Proposal constitutes a Superior Proposal or would reasonably be likely to lead to a Superior Proposal, then in either event the Company and its Representatives may: (i) furnish information (including nonpublic information) to the Person making such Competing Proposal, its Representatives and its potential sources of financing, if, and only if, prior to so furnishing such information, the Company receives (or has previously received) from such Person an executed Acceptable Confidentiality Agreement (it being understood and agreed that such Acceptable Confidentiality Agreement need not contain any “standstill” or similar provision or prohibit the making of any Competing Proposal or any acquisition proposal with respect to the Company); and (ii) engage in discussions or negotiations with such Person, its Representatives and its potential sources of financing with respect to such Competing Proposal and any changes thereto, including by making counterproposals thereto; provided, however, that in the case of any action taken pursuant to the preceding clauses (i) or (ii), the Company Board shall have determined in good faith (after consultation with outside counsel) that the failure to take such action would be reasonably likely to violate its fiduciary duties under Israeli Law; provided, further, that the actions of the Company Board in making such determination and such determination shall not constitute a Company Change of Recommendation or a violation of this Section 5.2). The Company will promptly (but in no event later than forty-eight (48) hours) provide to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Competing Proposal that was not previously provided to Parent.

(e)         Following the expiration of the Go Shop Period, the Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) after the receipt of any Competing Proposal or any inquiry, indication, request or offer that would reasonably be expected to lead to a Competing Proposal and provide Parent with a copy of the Competing Proposal and any material related correspondence, documents and other written materials received by the Company or any of its Representatives or any material modifications thereto (or if the Competing Proposal is not in writing, a written description of the material terms of the Competing Proposal), including the identity of the Third Party making the Competing Proposal, and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person, and shall in no event begin providing such information to such Person or participate or engage in such discussions or negotiations prior to providing such notice to Parent; provided that such prior notice requirement shall not apply to inquiries permitted by Section 5.2(b)(i)(x) or require the interruption of continued engagement with an Excluded Party previously notified to Parent. The Company shall keep Parent promptly and reasonably informed of the status of discussions relating to any such Competing Proposal or any material modifications thereto. During the Go Shop Period, the notice requirements of Section 5.2(a), rather than this Section 5.2(e), shall apply.

(f)          Notwithstanding anything in this Section 5.2 or Section 5.3 to the contrary, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may make a Company Change of Recommendation in response to a Company Intervening Event if, and only if, (i) the Company Board has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that the failure to make a Company Change of Recommendation would be reasonably likely to violate the fiduciary duties of the members of the Company Board under applicable Law (provided, however, that the actions of the Company Board in making such determination and such determination shall not constitute a Company Change of Recommendation or a violation of this Section 5.2), (ii) the Company has provided Parent with a written notice of such determination, providing a description in reasonable detail of the material facts and circumstances giving rise to the Company Intervening Event and the reasons for the proposed Company Change of Recommendation, and that the Company Board intends to effect a Company Change of Recommendation (provided, however, that the giving of such notice and actions of the Company Board in authorizing and disclosing (to the extent legally required) such notice shall not constitute a Company Change of Recommendation or a violation of this Section 5.2) and (iii) the Company shall have given Parent five (5) Business Days (or, if the Company Special Meeting is scheduled to occur within five (5) Business Days of Parent’s receipt of such notice, the period ending at 11:59 p.m. local time in Israel on the day prior to the Company Special Meeting) commencing on the date of Parent’s receipt of such notice to propose revisions to the terms of this Agreement or make other proposals so that such Company Intervening Event would no longer necessitate a Company Change of Recommendation, and shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, and at the end of such period the Company Board, after considering in good faith any such revisions or proposals made by Parent in writing, again makes the determination set forth in Section 5.2(f)(i) (after giving effect to any such revisions or proposals made by Parent). Any material change in the facts or circumstances relating to the Company Intervening Event shall require a new notice and compliance with this Section 5.2(f), except that the negotiation period for such new notice shall be three (3) Business Days, but no such new notice shall shorten the original notice period. Nothing in this Section 5.2(f) shall permit the Company or the Company Board to approve or recommend any Competing Proposal or to terminate this Agreement in response to a Company Intervening Event, and, unless this Agreement is terminated in accordance with its terms, the Company shall convene the Company Special Meeting and submit this Agreement to the Company Shareholders for approval notwithstanding any Company Change of Recommendation.

(g)         Notwithstanding anything in this Section 5.2 (other than Section 5.2(e)) or Section 5.3 to the contrary, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may in response to its receipt of a bona fide written Competing Proposal from a Third Party (provided that the making of such Competing Proposal by the Third Party is not in violation of such Third Party’s standstill obligations to the Company (if any)) make a Company Change of Recommendation or terminate this Agreement to enter into a definitive written agreement providing for such Competing Proposal pursuant to Section 8.1(h) if, and only if, (i) a breach by the Company of any terms of this Agreement (including this Section 5.2) has not been the primary cause of the making of such Competing Proposal; (ii) the Company Board has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that (x) such Competing Proposal constitutes a Superior Proposal (after giving effect to all of the adjustments or modifications to the terms of this Agreement which may have been offered by Parent prior to the determination by the Company Board), and (y) the failure to make such Company Change of Recommendation or to terminate this Agreement would be reasonably likely to violate the fiduciary duties of the members of the Company Board under applicable Law (provided, however, that the actions of the Company Board in making such determination and such determination shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement), (iii) the Company has provided Parent with a written notice of such determination and that the Company Board intends to effect a Company Change of Recommendation or that the Company intends to terminate this Agreement (provided, however, that the giving of such notice and actions of the Company Board in authorizing and disclosing (to the extent legally required) such notice shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement) and (iv) the Company shall have given Parent four (4) Business Days (or, if the Company Special Meeting is scheduled to occur within four (4) Business Days of Parent’s receipt of such notice, the period ending at 11:59 p.m. local time in Israel on the day prior to the Company Special Meeting) commencing on the date of Parent’s receipt of such notice to propose revisions to the terms of this Agreement or make other proposals so that such Competing Proposal would cease to constitute a Superior Proposal, and shall have negotiated in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, the Company Board again makes the determination set forth in Section 5.2(g)(ii) (after giving effect to any such revisions or proposals made by Parent). Following receipt by Parent of a notice pursuant to Section 5.2(g) (iii) with respect to a Competing Proposal, if the financial or other material terms of such Competing Proposal are materially amended prior to the Company Board making a Company Change of Recommendation or terminating this Agreement in accordance with the foregoing sentence, the Company will deliver to Parent a new notice pursuant to Section 5.2(g) (iii) prior to the Company Board making a Company Change of Recommendation or terminating this Agreement in accordance with the foregoing sentence, provided that the period of negotiation provided in Section 5.2(g) (iv) shall instead end at 11:59 p.m. local time in Israel on the second (2nd) Business Day immediately following Parent’s receipt of such notice, but no such new notice shall shorten the original four (4) Business Day notice period (or, if the Company Special Meeting is scheduled to occur within four (4) Business Days of Parent’s receipt of such notice, the period ending at 11:59 p.m. local time in Israel on the day prior to the Company Special Meeting).

(h)         Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to the Company’s shareholders a position contemplated by Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act (or any communication required under Israeli Securities Law with substantially similar content) or a position contemplated by Section 329 of the ICL, or (ii) making any disclosure to its shareholders if the Company Board has reasonably determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that the failure to do so would be inconsistent with the fiduciary duties of the members of the Company Board under applicable Law; provided, however, that any such disclosure referred to in clauses (i) or (ii) that relates to a Competing Proposal shall be deemed to be a Company Change of Recommendation unless (x) the Company Board expressly reaffirms the Company Board Recommendation in such disclosure or (y) such disclosure is a “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(b) promulgated under the Exchange Act, or any communication under Israeli Law with substantially similar content; provided, further that this Section 5.2(h) shall not permit the Company Board to make a Company Change of Recommendation except to the extent permitted by Section 5.2(f) or Section 5.2(g).

Section 5.3             Preparation of the Regulatory Filings; Company Special Meeting.

(a)         The Company shall prepare and file with the ISA and furnish to the SEC on Form 6-K, a proxy statement, including a proxy card, relating to the Company Special Meeting (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”), as promptly as reasonably practicable following the date of this Agreement (and in any event the Company shall use commercially reasonable efforts to prepare and file the Proxy Statement with the ISA and furnish the Proxy Statement on Form 6-K to the SEC, and the TASE not later than 30 days following the date of this Agreement). The Company and (to the extent applicable) Parent each shall use its reasonable best efforts so that the Proxy Statement will comply in all material respects with the requirements of the ICL, Israeli Securities Law, and the Articles of Association. Prior to the mailing of the Proxy Statement, unless the Company Board has effected a Company Change of Recommendation, the Company (x) shall provide Parent with all material drafts of the Proxy Statement and a reasonable opportunity to review and comment thereon, and (y) shall consider in good faith all comments to the Proxy Statement reasonably and promptly proposed by Parent, in each case subject to Section 5.3(e) below; provided that the Company shall not include in the Proxy Statement any description of Parent, Merger Sub, Confirming Parent, the financing or the Merger that Parent reasonably determines in good faith is inaccurate, incomplete or misleading, unless inclusion of such description is required by applicable Law, in which case the Company shall, to the maximum extent legally permissible, provide Parent with prompt advance notice and consider in good faith Parent's timely comments. Without limitation to the foregoing, the Proxy Statement shall include such proposals submitted for a vote at the Company Special Meeting and shall not submit any other proposal in connection with the Company Special Meeting without the prior written consent of Parent, other than (i) the proposal for the Company Shareholder Approval, (ii) a customary proposal regarding adjournment of the Company Special Meeting and (iii) one or more proposals seeking shareholder approval for the matters set forth in Section 5.3 of the Company Disclosure Letter. For the avoidance of doubt, the proposals described in clause (iii) of the preceding sentence shall be submitted for approval as separate and detached items from the proposal described in clause (i) of the preceding sentence and shall in no event be deemed to be included within the definition of “Company Shareholder Approval” or otherwise constitute a condition to the effectiveness of the Merger, the approval of this Agreement or the consummation of any of the transactions contemplated hereby.

(b)         Each of the Company, Parent and Merger Sub further agrees that all documents that such party is responsible for filing with the SEC and the ISA in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act, Israeli Securities Law, the rules and regulations of the TASE and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)         If, at any time prior to the receipt of the Company Shareholder Approval, any information relating to the Company or Parent, or any of their respective affiliates, is discovered by the Company or Parent that, in the reasonable judgment of the Company, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the ISA and furnishing to the SEC on Form 6-K, as applicable, of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to shareholders of the Company; provided however, the Company and Parent, as the case may be, shall provide the other Party a reasonable opportunity to review and comment on such document or response in advance and give due consideration to such comments, except to the extent such disclosures relate to a Competing Proposal. Nothing in this Section 5.3(c) shall limit the obligations of any Party under Section 5.3(a).

(d)         The Company shall, in accordance with applicable Law and the Articles of Association, establish a record date for, duly call, publish the notice of and schedule the Company Special Meeting. Subject to compliance with applicable Law, the Company shall furnish the Proxy Statement to the SEC, the ISA and the TASE on Form 6-K and use its reasonable commercial efforts to cause the Proxy Statement to be mailed or made available to the shareholders of the Company as promptly as reasonably practicable following its filing date (and in any event within two (2) Business Days following its filing date). The Company shall comply with the notice requirements applicable to the Company in respect of the Company Special Meeting pursuant to the ICL and the Articles of Association. The Company shall consult with Parent regarding the date of the Company Special Meeting, which, subject to the terms of the next sentence relating to postponement and adjournment thereof, shall be held not later than forty (40) days following the date on which the Company publishes the notice of the Company Special Meeting. Notwithstanding the foregoing provisions of this Section 5.3(d), the Company shall not adjourn, postpone, delay or cancel the Company Special Meeting without the prior written consent of Parent, not to be unreasonably delayed, except that, after consultation with Parent, the Company may adjourn or postpone the Company Special Meeting only if and to the extent that (i) such adjournment or postponement is required by applicable Law or by a request from the SEC, the ISA, NASDAQ or the TASE, (ii) such adjournment or postponement is objectively necessary to obtain the Company Shareholder Approval because there are holders of an insufficient number of Company Shares present or represented by proxy to constitute a quorum, the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company Shareholder Approval or additional time is required under applicable Law for the distribution or dissemination of a required supplement or amendment to the Proxy Statement, or (iii) such adjournment or postponement is required by applicable law in connection with a disclosure required to be made to the Company’s shareholders, and, in any event, only for the minimum period reasonably necessary to make such disclosure (including any Company Change of Recommendation). Without affecting the representations and warranties made in Section 4.6 and Section 4.7 above, (i) in the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted, and (ii) at the Company Special Meeting, Parent and Merger Sub shall disclose to the Company its interest in the Company Shares so voted and shall cause any Company Shares owned by them and their affiliates (if any) to be voted in favor of the approval of the matters set forth on the agenda of the Company Special Meeting.

(e)         Notwithstanding anything else herein to the contrary, and subject to compliance with the terms of this Section 5.3, in connection with any disclosure regarding a Company Change of Recommendation relating to a Superior Proposal or a Competing Proposal, the Company shall not be required to provide to Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) or permit Parent or Merger Sub to participate in any discussions with the SEC, ISA, Nasdaq or TASE or any other Governmental Authority regarding the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC or any other Governmental Authority, with respect to such disclosure.

Section 5.4             Merger Proposal; Certificate of Merger.

(a)         Subject to the ICL, the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.4(a) accordingly): (i) the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be prepared and executed in accordance with Section 316 of the ICL; (ii) the Company and Merger Sub shall deliver the executed Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Special Meeting; (iii) the Company and Merger Sub, as applicable, shall cause a copy of the Merger Proposal to be delivered to their secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar; (iv) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding sentence and with clauses (v)(A) and (v)(B) of this Section 5.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub, as applicable, shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL; (v) each of the Company and, to the extent applicable, Merger Sub, , shall: (A) publish a notice, with respect to subsection (x) to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (x) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar (or the day immediately thereafter), (y) in a popular newspaper in New York as may be required by applicable Law, within three (3) Business Days from the date of submitting the Merger Proposal to the Companies Registrar; (B) if applicable, within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A); and (C) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (v)(A)(x) of this Section 5.4(a)), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar; (vi) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall, in accordance with Section 317(b) of the ICL, inform the Companies Registrar of such approval; and (vii) subject to the satisfaction or waiver of the last of the conditions set forth in ARTICLE VII to be satisfied or, to the extent permitted by Law or under this Agreement, waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Law or under this Agreement, waiver of such conditions at the Closing), and in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request that the Companies Registrar issue the Certificate of Merger on the Closing Date, which date shall in no event be prior to the lapse of fifty (50) days from the filing of the Merger Proposal with the Companies Registrar and thirty (30) days from the date the Company Shareholder Approval is received. For the avoidance of doubt, the issuance of the Certificate of Merger shall constitute the Effective Time and it is the intention of the parties that the Effective Time shall occur on the Closing Date. For purposes of this Section 5.4(a), “Business Day” shall have the meaning set forth in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL.

(b)         No later than two (2) hours after the execution of this Agreement, the sole shareholder of Merger Sub shall have approved the Merger. Merger Sub shall (in accordance with Section 317(b) of the ICL) inform the Companies Registrar of such approval.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1             Access; Confidentiality; Notice of Certain Events.

(a)         From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their properties, offices, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent all information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request. Notwithstanding the foregoing, the Company shall not be required by this Section 6.1 to provide Parent or its Representatives with access to or to disclose information (i) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice, (ii) the disclosure of which would, in the reasonable judgment of the Company after consulting with external counsel, violate Law, (iii) any information that is reasonably pertinent to any Action in which the Company or a Company Subsidiary, on the one hand, and Parent or any of its affiliates, on the other hand, are adverse parties, (iv) that is subject to any attorney-client, attorney work product or other legal privilege, (v) that if disclosed, would result in a breach, violation, or default of a Contract to which the Company or a Company Subsidiary is a party or otherwise bound, or give a third party the right to terminate or accelerate any rights thereunder, or (vi) that would result in the disclosure of any Trade Secrets of the Company or any third parties; provided, for clauses (i), (ii), (iv), (v) and (vi), that the Company will inform Parent of the general nature of the document or information being withheld and shall use reasonable best efforts to obtain any required consent or waiver, or to provide the applicable information through clean-team, outside-counsel-only, redacted, aggregated, data-room or other substitute disclosure arrangements, in each case in a manner that would not result in a violation of Law or any such contractual restraint or the loss or waiver of such privilege. Parent will reasonably minimize any disruption to the businesses of the Company that may result from the requests for access, data and information hereunder and shall schedule and coordinate all inspections with the Company’s Chief Financial Officer (or such other Person as may be designated by the Company’s Chief Financial Officer) and shall give the Company reasonable prior written notice thereof, setting forth the inspection or materials that Parent or its Representatives intend to conduct or review, as applicable.

(b)         Notwithstanding the foregoing in this Section 6.1 or as set forth in Section 6.2, and without otherwise derogating from its rights hereunder, the Company may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided under this Section 6.1 or under Section 6.2 as either “Outside Counsel Only Material” or “Restricted Material.” Outside Counsel Only Material and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the Company or its legal counsel. Restricted Material and the information contained therein shall be given only to outside counsel and other outside Representatives of the recipient and employees, officers or directors of the recipient approved by the Company, and will not be disclosed by such Persons to other employees, officers or directors of the recipient unless express permission is obtained in advance from the Company or its legal counsel. Anything to the contrary contained in this Section 6.1 or in Section 6.2 notwithstanding, materials provided pursuant to this Section 6.1 or Section 6.2 may be redacted (i) to remove references concerning the valuation of the Company and the Merger, (ii) as necessary to comply with contractual arrangements, (iii) as necessary to preserve privilege and (iv) as necessary to comply with applicable Antitrust Laws or the clean team protocol. For purposes of this Agreement, “Competitively Sensitive Material” means non-public information relating to the Company or any Company Subsidiary the exchange of which could reasonably be expected to create a risk under applicable Antitrust Laws.

(c)         Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1 or Section 6.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(d)         The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Company or Parent, (ii) of any Action commenced or, to the knowledge of the Company or the knowledge of Parent, threatened in writing against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Transactions, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected, individually or in the aggregate, to result in the failure to be satisfied of any of the conditions to the other Party’s obligation to effect the Merger or that would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(d) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in ARTICLE VII or give rise to any right to terminate this Agreement under ARTICLE VIII.

Section 6.2             Reasonable Best Efforts.

(a)         Subject to the terms and conditions of this Agreement, each Party will and will cause each of its affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other Transactions as soon as practicable (within one hundred and twenty (120) days) after the date of this Agreement, including (x) preparing and filing, in consultation with the other Party and as promptly as reasonably practicable and advisable after the date of this Agreement, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, registrations, Permits and authorizations necessary or advisable to be obtained from any Governmental Authority in order to consummate the Merger or any of the other Transactions and (y) taking all steps as may be reasonably necessary to obtain all waiting period expirations or terminations, waivers, registrations, Permits and authorizations, and to conclude all investigations by any Governmental Authority of the Merger and the other Transactions. In furtherance and not in limitation of the foregoing, each Party agrees to make all necessary applications, notices, petitions and filings required, or in lieu thereof a request for a waiver of filing, with respect to this Agreement or the Transactions (i) in connection with the HSR Act as promptly as reasonably practicable but in no case later than ten (10) Business Days after the date of this Agreement, and (ii) with any other Governmental Authority in a jurisdiction set forth on Section 7.1(c) of the Company Disclosure Letter, as promptly as reasonably practicable after the date of this Agreement (in each case, unless another date is mutually agreed between counsel for the Parties), or where the ability to control timing of the application, notice, petition or filing is not within the control of the submitting Party, commence pre-submission consultation procedures for, any applications notices, petitions or filings (and thereafter make any other required submissions and respond as promptly as reasonably practicable to any requests for additional information or documentary material) (such filings described in the foregoing clauses (i) and (ii) collectively, “Regulatory Filings”) and (z) (1) provide written notice to each other Party of any information request received from a Governmental Authority in an Active Investigation, (2) coordinate with the other Parties with respect to responding to such information request, and (3) respond to such information request.

(b)        In connection with, and without limiting, the efforts or the obligations of the Parties under Section 6.2(a), Parent and the Company shall, to the extent permitted by applicable Law and not prohibited by the applicable Governmental Authority and subject to all applicable privileges (including the attorney client privilege), (i) cooperate and coordinate with the other in the making of Regulatory Filings (including, to the extent permitted by applicable Law and subject to the provisions of Section 6.1(b), providing copies, or portions thereof, of all such documents to the non-filing Parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation, request or other inquiry of any Governmental Authority under any applicable Law with respect to any such filing, (ii) supply the other with any information and reasonable assistance that may be required or reasonably requested in connection with the making of such filings, (iii) promptly supply additional or supplemental information that may be required or reasonably requested by the DOJ or the FTC, and other Governmental Authorities of a jurisdiction set forth on Section 7.1(c) of the Company Disclosure Letter, and (iv) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to obtain the expiration or termination of the applicable waiting periods (and any extension thereof) and any investigation under any Antitrust Law or (subject to the provisions of this Section 6.2) otherwise obtain the approval of the applicable Governmental Authority, in each case as promptly as reasonably practicable.

(c)         Parent (and its affiliates), on the one hand, and the Company (and its affiliates), on the other hand, shall, to the extent practicable and unless prohibited by applicable Law or by the applicable Governmental Authority promptly inform the other of any material communication from any Governmental Authority regarding any of the Transactions in connection with any Regulatory Filings or investigations with, by or before any Governmental Authority relating to this Agreement or the Transactions, including any Actions initiated by a private party. If any Party or Subsidiary or other affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to a Regulatory Filing, then such Party shall use its reasonable best efforts to respond as soon as reasonably practicable to such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, Parent and the Company will (i) give each other reasonable advance notice of all meetings, whether in person or by telephone or video conference, with any Governmental Authority relating to the Merger or any other Transactions, (ii) give each other an opportunity to participate in each such meeting, (iii) keep the other Party apprised with respect to any material communications with any Governmental Authority regarding the Merger or any other Transactions, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger or any other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all material written communications with a Governmental Authority regarding the Merger or any other Transactions and (vi) provide each other (or counsel of each Party, as appropriate) with copies of all material written communications to or from any Governmental Authority relating to the Merger or any other Transactions other than the initial HSR Act notification filing. Any such disclosures, rights to participate or provisions of information by one Party to the other shall be made on an “outside counsel only” basis and redacted consistent with the provisions of Section 6.1(b).

(d)         The Company and Parent shall consult and cooperate with one another, and shall consider in good faith the views of one another, with respect to (i) the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by any Governmental Authority that has authority to enforce any applicable Antitrust Law, and (ii) the defense of any action brought by or before any Governmental Authority that has authority to enforce any applicable Antitrust Law; provided, however, that Parent shall have the final authority to determine the strategy with respect to the matters described in the foregoing clauses (i) and (ii), after consultation with the Company and subject to applicable Law. Parent shall not, without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed, offer, commit to, negotiate or agree to any remedy, undertaking, consent decree, divestiture, license, hold-separate arrangement, behavioral commitment or other action that would reasonably be expected to materially adversely affect the business, assets, operations, employees, customers, contractual rights or Intellectual Property of the Company or any Company Subsidiary, provided, however, that Parent shall not be required to obtain such consent if Parent reasonably determines in good faith that such remedy, undertaking, consent decree, divestiture, license, hold-separate arrangement, behavioral commitment or other action is necessary or advisable to obtain a Required Clearance, and such remedy, undertaking, consent decree, divestiture, license, hold-separate arrangement, behavioral commitment or other action shall be conditioned upon the occurrence of the Closing.. Parent shall provide the Company with a reasonable opportunity to review and comment on any material representation, commitment or submission to any Governmental Authority concerning the Company or any Company Subsidiary, and shall consider such comments in good faith, but shall not be required to obtain the Company's consent to any such representation, commitment or submission, except to the extent required by applicable Law. Parent shall promptly inform the Company of any proposed withdrawal, refiling or material amendment of any Regulatory Filing or any proposed timing agreement with any Governmental Authority that would reasonably be expected to materially delay the Closing, and shall consider in good faith the Company’s views with respect thereto; provided that Parent shall retain the final authority to determine whether to withdraw, refile or amend any Regulatory Filing or enter into any such timing agreement.

(e)         The Company shall, and shall cause its affiliates to, support and cooperate with Parent in implementing such strategy. Parent shall promptly, and in any event within one (1) Business Day, provide written notice to the Company if Parent commences negotiations of a consent decree with any Governmental Authority.

(f)          If any Action is instituted (or threatened in writing to be instituted) challenging any Transaction contemplated by this Agreement as in violation of Antitrust Law, the Parties shall cooperate and use reasonable best efforts to contest and resist any such Action, and each shall use its reasonable best efforts to support the other in contesting and resisting any such Action, and shall use its reasonable best efforts to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the transactions contemplated by this Agreement.

(g)         Notwithstanding any other provision hereof, Parent shall not be required to, and Company shall not, without the consent of Parent, (i) propose, negotiate, commit to, and/or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise) of any assets, properties, or businesses of Parent or its Subsidiaries or affiliates or of the assets, properties, or businesses to be acquired pursuant to this Agreement, (ii) terminate, modify, or assign existing relationships, Contracts, or obligations of Parent or its Subsidiaries or affiliates or those relating to any assets, properties, or businesses to be acquired pursuant to this Agreement, (iii) change or modify any course of conduct regarding future operations of Parent or its Subsidiaries or affiliates or the assets, properties, or businesses to be acquired pursuant to this Agreement, and (iv) otherwise take or commit to take any other action that would limit Parent or its Subsidiaries or affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement; provided, however, that Parent shall be required to propose, negotiate, commit to and effect any remedy described in clauses (i) through (iv) solely with respect to the assets, properties or businesses of the Company and the Company Subsidiaries (and not of Parent or any of its other Subsidiaries or affiliates) to the extent such remedy is reasonably necessary to obtain any Required Clearance, is conditioned upon the occurrence of the Closing and would not reasonably be expected to have a material adverse effect on Parent and its Subsidiaries, taken as a whole, or on the Company and the Company Subsidiaries, taken as a whole.

(h)        Without limiting the generality of the foregoing, neither Party shall, and neither Party shall permit any of its affiliates to, without the prior written consent of the other Parties, acquire or agree to acquire by merging or consolidating with, or by purchasing the assets of or equity in, or by any other manner, any business, Person, other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if such acquisition would reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger or the other transactions contemplated by this Agreement by the Outside Date.

(i)          Each of Parent and the Company shall use its reasonable best efforts to obtain all consents, waivers, authorizations and approvals of all third parties (other than Governmental Authorities, which are the subject of clauses (a) through (g) above) necessary, proper or advisable in connection with the consummation of the Transactions and to provide any notices to third parties required to be provided by them prior to the Effective Time.

Section 6.3             Publicity.

Parent and the Company have agreed upon initial separate press releases with respect to the execution of this Agreement and each will issue their respective press release promptly following the execution of this Agreement in coordination with each other. Thereafter, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue or cause the publication of any press release or make any public statement, disclosure or filing concerning this Agreement or the Transactions without the prior consent of the other Party as to the form and content thereof, which consent shall not be unreasonably withheld, conditioned or delayed. If a Party determines, after consultation with outside counsel, that a public statement, disclosure or filing is required by applicable Law or by any listing agreement with, or the listing rules of, a national securities exchange or trading market, such Party shall, to the maximum extent legally permissible, provide the other Party with prompt advance written notice thereof and obtain the other Party's consent as to the form and content thereof, which consent shall not be unreasonably withheld, conditioned or delayed. If applicable Law or the applicable listing agreement or rules prohibits such Party from obtaining the other Party's prior consent or providing advance notice, such Party shall provide notice to the other Party as promptly as practicable and shall consider in good faith any timely comments of the other Party regarding the form and content of such public statement, disclosure or filing. Notwithstanding the foregoing provisions of this Section 6.3, (i) Parent and the Company may make press releases or public statements concerning this Agreement or the Transactions that consist solely of information previously publicly disclosed in all material respects in compliance with this Section 6.3, (ii) Parent and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously publicly disclosed in all material respects in compliance with this Section 6.3 and do not reveal material non-public information regarding the other Parties, this Agreement or the Transactions, (iii) the obligations set forth in this Section 6.3 shall not apply to any communication with respect to any Competing Proposal or Superior Proposal or a Company Change of Recommendation, in each case made in compliance with Section 5.2 (provided that the Company shall, to the extent legally permissible, provide Parent with prior notice of any such communication); and (iv) the Parties shall not be required by this Section 6.3 to provide any such review or opportunity to comment to the other Party relating to any dispute between the Parties relating to this Agreement.

Section 6.4             Directors’ and Officers’ Insurance.

(a)         Parent agrees to cause each of the Surviving Company and the Company Subsidiaries to fulfill all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and/or the Company Subsidiaries to the extent provided by their respective articles of association, certificates of incorporation or bylaws (or comparable organizational documents) of such entities and any indemnification or other similar agreements of the Company and/or the Company Subsidiaries, as applicable, as in effect as of the date of this Agreement, and such rights shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of at least seven (7) years from the Effective Time; provided that (i) such obligations shall remain subject to applicable Law, including Sections 259(b), 263 and 264 of the ICL, and (ii) any advancement of expenses shall be subject to any undertaking to repay such amounts if it is ultimately determined in a judgment by a court of competent jurisdiction that the applicable person is not entitled to indemnification, to the extent required by applicable Law or the applicable indemnification arrangement. Nothing in this Section 6.4(a) shall require Parent, the Surviving Company or any Company Subsidiary to provide any indemnification, advancement or exculpation rights that are broader than those in effect as of the date of this Agreement.

(b)         The Company shall, prior to the Effective Time and in consultation with Parent, purchase a prepaid seven (7)-year directors’ and officers’ liability insurance and fiduciary liability “tail” insurance policy providing the current and former directors and officers of the Company and the Company Subsidiaries (“Covered Persons”) with coverage for an aggregate period of at least seven (7) years from and after the Effective Time with respect to claims arising from facts or events occurring at or prior to the Effective Time, including in respect of the Transactions, on terms no less favorable in the aggregate than the existing policies of the Company and any Company Subsidiary or, if substantially equivalent coverage is unavailable, the best commercially reasonable available coverage; provided, however, that the aggregate premium, fees and expenses for such tail policy shall not exceed 300% of the last annual premium paid by the Company and the Company Subsidiaries prior to the Closing (and if the cost of such “tail” policy would otherwise exceed such maximum amount, the Company shall purchase as much coverage as is reasonably practicable for such maximum amount). The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policy in full force and effect and continue to honor the obligations thereunder, and neither Parent nor the Surviving Company shall have any obligation to procure or maintain any replacement directors' and officers' liability insurance policy.

(c)         In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving company or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in Section 6.4.

(d)        The provisions of this Section 6.4 are intended to be for the benefit of, and will be enforceable by, each Covered Person, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.5             Takeover Statutes.

The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 6.6             Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7             Employment Matters.

(a)         From the Effective, Parent shall cause each of the Surviving Company and the Company Subsidiaries to honor, in accordance with their terms, the employment agreements, as in effect immediately prior to the Effective Time, with each employee of the Company or any Company Subsidiary who remains employed by the Surviving Company or an affiliate of Parent immediately following the Effective Time (each, a “Continuing Employee”).

(b)        From the Effective Time, Parent shall use commercially reasonable efforts to cause the Surviving Company or an applicable affiliate of Parent to recognize each Continuing Employee’s service with the Company and the Company Subsidiaries prior to the Effective Time for purposes of eligibility, vacation entitlement, notice periods entitlement and severance-related benefits under any employee benefit plan, arrangement or program maintained by Parent, the Surviving Company or any of their respective affiliates following the Effective Time, in each case to the extent such service was recognized immediately prior to the Effective Time; provided that: (i) such recognition shall not result in any duplication of benefits or service credit for the same period of service, (ii) such service need not be recognized for purposes of benefit accruals under any defined-benefit pension plan, equity-based incentive or long-term incentive plan, (iii) such service need not be recognized under any plan that was established during the one-year period preceding the execution of this Agreement and under which prior service is not recognized for similarly situated employees of Parent or its affiliates, and (iv) such recognition shall be subject to the terms and conditions of the applicable plan and applicable Law.

(c)         Nothing in this Agreement, including this Section 6.7, shall confer upon any Continuing Employee or other Person any right to continued employment or interfere with or restrict in any way the right of Parent, the Surviving Company or any of their respective affiliates to terminate the employment or engagement of any Continuing Employee at any time and for any reason. Nothing in this Agreement shall be deemed to amend or modify any Company Plan or other employee benefit plan or create any third-party rights in any current or former employee, individual independent contractor or other service provider of the Company or any Company Subsidiary, or any beneficiary or dependent thereof.

Section 6.8             Delisting.

Prior to the Closing Date, the Company shall cooperate with the Parent and use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary to delist the Ordinary Shares from NASDAQ and the TASE and terminate its registration under the Exchange Act and the Israeli Securities Law, provided, however, that such delisting and termination shall not be effective until as of the Effective Time or as promptly as reasonably practicable thereafter.

Section 6.9             Transaction Litigation.

Each of the Company and Parent shall keep Parent or the Company, as applicable, reasonably informed on a current basis with respect to any shareholder litigation against such Party, any of its subsidiaries, and/or its directors or executive officers relating to this Agreement and/or the Merger or other Transactions and, in the case of such litigation against the Company (or any of its subsidiaries and/or directors or executive officers), the Company shall give Parent the opportunity, at Parent’s sole cost and expense, to participate in directing the defense and settlement of any such litigation. The Company shall not settle any litigation commenced after the date of this Agreement against the Company or its directors, executive officers or similar persons by any shareholder or securityholder of the Company relating to this Agreement and/or the Merger or other Transactions without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Without derogating from the foregoing, Parent's consent shall be required to settle such litigation against the Company, if such settlement (i) imposes any injunctive, equitable or other non-monetary relief, restriction, admission of liability, obligation to make a public statement or ongoing obligation on Parent, Merger Sub, the Company or any of their respective affiliates, (ii) affects the timing or ability to consummate the Merger, or (iii) imposes any material operational restriction on the Company.

Section 6.10          Control of Operations.

The Parties understand and agree that (a) nothing contained in this Agreement, including Section 6.1, shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations. Without limiting the foregoing, Parent and its affiliates shall not direct, control or participate in any decisions of the Company or any Company Subsidiary concerning pricing, customers, suppliers, sales, marketing, purchasing, product development, output, capacity, bidding, strategic planning or other day-to-day competitive conduct prior to the Effective Time, except to the extent expressly permitted or required by this Agreement and in a manner consistent with applicable Antitrust Laws.

Section 6.11          Tax Rulings.

(a)         As soon as practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and with the ITA, an application for a ruling (and in any event, such application shall be submitted for approval by Parent or its Israeli counsel within twenty (20) Business Days following the date of this Agreement (or such later date as Parent may agree) with such approval not to be unreasonably withheld, conditioned or delayed), confirming that (i) the exercise, cancellation and conversion or settlement of the Section 102 Awards in accordance with Section 2.3, and the conversion of the Section 102 Shares in accordance with Section 2.1(a), shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Section 102 Share Consideration and consideration payable in respect of Section 102 Awards (except for Unvested Company Equity Awards) are deposited and held by the 102 Trustee until the end of the respective holding period, (ii) the deposit, with the 102 Trustee of the respective Section 102 Share Consideration and consideration payable in respect of Section  102 Awards shall not be subject to any withholding obligation, and (iii) the cancellation and conversion of Unvested Company RSUs and Unvested Company PSUs that are Section 102 Awards into Amended Incentives, and the payment of the related Vesting Date Payments, including the deposit, holding and release of such amounts by the 102 Trustee, shall not be regarded as a violation of the “requisite holding period” and complies with the requirements of Section 102 (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Exchange Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Section 102 Awards, Section 102 Shares or Section 3(i) Awards. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Exchange Agent) shall be exempt from Israeli withholding Tax in relation to any payments made with respect to any Section 102 Awards, Section 102 Shares or Section 3(i) Awards to the Exchange Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Options Tax Ruling”). To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references in this Agreement to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained. The Company shall use its best efforts to obtain the Options Tax Ruling prior to the Closing but, for the sake of clarity, obtaining the Interim Options Tax Ruling or the Options Tax Ruling prior to the Closing is not a closing condition.

(b)         As soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA, an application for a ruling (and in any event, such application shall be submitted for approval by Parent or its Israeli counsel within twenty (20)) Business Days following the date of this Agreement (or such later date as Parent may agree) with such approval not to be unreasonably withheld, conditioned or delayed), that: (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than holders of Certificates and Company Shares subject to Section 102 of the Ordinance), (A) exempts Parent, Merger Sub, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration, or clarifies that no such obligation exists, or (B) clearly instructs Parent, Merger Sub, the Exchange Agent, the Surviving Company and their respective agents (and, if deemed relevant, the applicable TASE member) on how such withholding at the source is to be implemented, and in particular, with respect to categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; (ii) with respect to holders of Certificates, or holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than the Company Shares subject to Section 102 of the Ordinance), (A) exempts Parent, Merger Sub, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable to the Exchange Agent or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration, or clarifies that no such obligation exists, or (B) clearly instructs Parent, Merger Sub, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld, if any, and the rate or rates of withholding to be applied; and (iii) with respect to consideration payable in respect of Ordinary Shares issued upon the exercise of Company Options, or the settlement of Company RSUs and Company PSUs, in each case that are not Section 102 Awards and are held by non-Israeli residents, as defined in the Ordinance or as will be determined by the ITA, (A) exempts Parent, Merger Sub, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from such consideration, or clarifies that no such obligation exists, or (B) instructs Parent, Merger Sub, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling”). The Company shall use reasonable best efforts to obtain the Withholding Tax Ruling prior to the Closing but, for the avoidance of doubt, obtaining the Withholding Tax Ruling prior to the Closing is not a closing condition.

(c)         Without limiting the generality of Section 6.11(a) and Section 6.11(b), each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Options Tax Ruling) and the Withholding Tax Ruling. The applications for, and the final texts of, the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling shall be subject to Parent’s prior written approval. Subject to the terms and conditions hereof, the Company shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable. In the event that the Interim Options Tax Ruling, the Options Tax Ruling or the Withholding Tax Ruling has not been received in accordance with the terms of this Section 6.11, Parent may make such payments and withhold any applicable Taxes in accordance with ARTICLE II.

Section 6.12          280G Matters.

As soon as reasonably practicable after the date of this Agreement, the Company shall make available to Parent a reasonably detailed set of calculations (together with all reasonably relevant backup data) reflecting the potential impact of Sections 280G and 4999 of the Code. The Company may implement reasonable mitigation strategies in order to address the potential impact of Sections 280G and 4999 of the Code with respect to the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event and to maximize the net after-tax proceeds received by an individual who could become subject to Section 4999 of the Code; provided that no such actions or strategies materially increase costs or expenses for the Company, Parent or any of their respective affiliates.

Section 6.13          Resignations.

Prior to the Effective Time, the Company shall cause each director of the Company and each Company Subsidiary to execute and deliver to the Company a written resignation from such director's office as a director and from each other office or position (including any committee membership) held by him or her with the Company or such Company Subsidiary, effective as of the Effective Time. If any such director fails to deliver a resignation or withdraws it, the Company shall take all actions required under applicable Law and the Company Charter Documents (or the equivalent organizational documents of the applicable Company Subsidiary) to cause such director to cease to hold each such office and position as of the Effective Time.

Section 6.14          Intellectual Property Maintenance Matters.

(a)         From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall, and shall cause each of the Company Subsidiaries to, (a) keep Parent reasonably informed as to material developments with respect to the prosecution, registration, renewal and maintenance of material Company Registered Intellectual Property, including providing to Parent notice reasonably in advance of any decision to abandon, allow to lapse or fail to renew any material item thereof, and, upon Parent’s reasonable request, provide Parent drafts of filings that would reasonably be expected to materially adversely affect any material Company Registered Intellectual Property for review and consider in good faith any reasonable comments timely received from Parent; provided that Parent’s review and comments shall not delay any filing, response or other action required by applicable Law or an applicable deadline, (b) not, other than in the ordinary course of business consistent with past practice and as required under any Contract existing as of the date of this Agreement, disclose, deliver, license or place into escrow any material Company Source Code to or for the benefit of any Person other than employees, contractors, or service providers subject to commercially reasonable confidentiality obligations, (c) continue, in all material respects and in the ordinary course of business, to maintain and enforce its policies and procedures for the protection of its material Trade Secrets and for obtaining assignments of Intellectual Property from employees, consultants and contractors, and (d) continue, in all material respects and in the ordinary course of business, to take such actions as are necessary to protect, preserve, prosecute, register, renew or maintain the Company’s and its subsidiaries’ patents and patent applications, in each case, that is material to the conduct of the business of the Company and any Company Subsidiary by the relevant deadline, including filing any documents or other information and paying any maintenance, renewal or other fees related thereto (it being understood that nothing in this Section 6.14(a) shall require the Company or any Company Subsidiary to commence or prosecute any Action against any Third Party for the infringement, misappropriation or other violation of any Company Owned Intellectual Property). If, prior to the Effective Time, the Company decides that it is no longer interested in prosecuting, registering, renewing or maintaining any material item of Company Registered Intellectual Property, the Company shall promptly provide written notice to Parent of such decision, and if the Company elects not to continue such prosecution, registration, renewal or maintenance, Parent may, upon written notice to the Company, assume the same at Parent's expense; provided, however, that Parent shall conduct any such prosecution, registration, renewal or maintenance in a manner reasonably designed to preserve the Company’s rights in the applicable Intellectual Property and in accordance with applicable Law, and such assumption shall not transfer, directly or indirectly, any rights in the underlying Intellectual Property to Parent or its Subsidiaries, all of which shall remain the property of the Company.

(b)        Small Entity and Micro Entity Fee Cure. Prior to the Closing, the Company shall use its commercially reasonable efforts, and shall cause each Company Subsidiary to use its commercially reasonable efforts, to (i) review each patent and patent application included in the Company Registered Intellectual Property for which any filing fee, issuance fee, maintenance fee or other official fee was at any time paid to the United States Patent and Trademark Office at a small entity or micro entity rate, including the patents and applications identified on Section 3.15(a) of the Company Disclosure Letter, and (ii) for each such patent or application for which the Company or any Company Subsidiary was not entitled to the discounted rate at the time of payment, pay to the United States Patent and Trademark Office the resulting fee deficiency, together with any applicable surcharge, interest or penalty, and make any filing (including any itemization or notification of loss of entitlement to small entity or micro entity status) required to correct such payment and to cure any resulting deficiency or defect.

Section 6.15          Debt Financing.

(a)         Delivery of Financing Commitments. Concurrently with the execution of this Agreement, Parent has delivered to the Company a copy of an executed debt commitment letter from the financial institution party thereto providing for committed acquisition financing (the “Debt Commitment Letter”, and the financing contemplated thereby, the “Debt Financing”). Parent may redact from any copy delivered to the Company any fee letter, flex provision, pricing term, economic term, market-flex provision, financial model, internal memorandum, lender identity or other provision that is commercially sensitive, subject to confidentiality obligations or not relevant to the conditionality of, or aggregate amount available under, the applicable commitment. Parent represents and covenants that neither the Debt Commitment Letter nor the Debt Financing shall be contingent upon, or require, any Lien, guarantee or other security or credit support from the Company or any Company Subsidiary that would not be obtainable in compliance with applicable Israeli Law or that would reasonably be expected to delay the Closing or adversely affect the satisfaction of the conditions set forth in ARTICLE VII.

(b)         Amendment of Debt Financing Commitments. Parent may, at any time and without the consent of the Company, amend, supplement, replace, substitute, refinance, terminate or otherwise modify any Debt Commitment Letter, obtain alternative or additional financing from any source, alter the mix of debt, equity or other financing, or waive any condition under any financing arrangement, in each case in its sole discretion; provided that such amendment, supplement, replacement, substitution, refinancing, termination or other modification does not (i) reduce the aggregate amount of the Debt Financing below the amount required to consummate the Transactions and satisfy all payment obligations of Parent and Merger Sub hereunder, (ii) impose new or additional conditions, or expand, amend or modify any existing conditions, to the funding of the Debt Financing that adversely affect the ability of Parent or Merger Sub to timely consummate the Transactions or the likelihood of consummation of the Merger, or (iii) prevent or materially delay the Closing. Parent shall promptly (and in any event within two (2) Business Days) provide the Company with copies of any amendment, replacement or modification of the Debt Commitment Letter (redacted on the same basis as the original delivery, if applicable), and shall promptly (and in any event within two (2) Business Days) notify the Company in writing of (x) any actual or threatened breach, default, termination, repudiation or cancellation of the Debt Commitment Letter by any party thereto (or any assertion thereof by any financing source), (y) any termination, withdrawal, amendment or modification of the Debt Commitment Letter, or (z) any event or circumstance that would reasonably be expected to result in the Debt Financing (or any material portion thereof) not being available when required for the Closing.

(c)         Financing Efforts Covenant. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letters, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter (and any definitive financing agreements entered into in connection therewith), (ii) satisfy on a timely basis all conditions applicable to Parent and its affiliates in the Debt Commitment Letter that are within their control, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letters (or on other terms not materially adverse to the Company), (iv) enforce its rights under the Debt Commitment Letter (and any definitive financing agreements) in the event of a breach by any financing source that would impede or delay the Closing, including by seeking specific performance of the parties thereunder if reasonably practicable and (v) in the event that all conditions to the Debt Financing have been satisfied or waived, cause the lenders to fund the Debt Financing on the Closing Date.

(d)        Structure of the Debt Financing. The Company acknowledges and agrees that, prior to the Effective Time, Merger Sub may enter into debt commitments (including the Facilities and any other Debt Commitments (as defined in the Merger Agreement)), with such amount not to exceed the amount of the Facilities, as such term is defined in the Debt Commitment Letter delivered as of the date hereof, which upon the Effective Time will become indebtedness of the Company (as the surviving entity of the Merger), and that the Board will have determined that, considering the financial position of the Company and Merger Sub, taking account of the foregoing, no reasonable concern exists that the Company as the surviving entity of the Merger will be unable to fulfil its obligations to creditors as a consequence of the Merger.

Section 6.16          Required IP Consents

(a)         Section 6.16 of the Company Disclosure Letter sets forth a list of the Inbound IP Agreements, together with, for each Inbound IP Agreement, the consent, waiver, approval or amendment required from the counterparty thereto in connection with for which the execution and delivery of this Agreement or the consummation of the Transactions requires a consent, waiver, approval or amendment from the applicable counterparty (each such consent, waiver, approval or amendment, together with each consent, waiver, approval or amendment described in clause (b), a “Required IP Consent”).

(b)         From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, the Company shall, and shall cause each Company Subsidiary to, use commercially reasonable efforts to obtain, as promptly as reasonably practicable, each Required IP Consent. The Company shall not be required to commence litigation, make any payment or provide any other consideration, accept any term or condition that is materially adverse to the Company or any Company Subsidiary, or agree to any amendment, modification or other term or condition of any Inbound IP Agreement that would be materially adverse to the Company or any Company Subsidiary, in each case in connection with obtaining any Required IP Consent. The Company shall keep Parent reasonably informed of the status of its efforts to obtain the Required IP Consents and shall promptly deliver to Parent a copy of each Required IP Consent upon receipt. The Company shall consult with Parent regarding the manner in which the Required IP Consents are sought and shall consider in good faith Parent's reasonable comments. Parent shall, and shall cause its affiliates to, use reasonable best efforts to cooperate with the Company in obtaining the Required IP Consents.

ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1             Conditions to Each Party ’s Obligations to Effect the Merger.

The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a)         Shareholder Approval. The Company Shareholder Approval has been obtained;

(b)         No Restraints. No Governmental Authority of competent jurisdiction shall have issued an Adverse Law or Order restraining, enjoining or otherwise prohibiting the consummation of the Merger that remains in effect;

(c)         Required Clearances. (i) Any applicable waiting period (or extension thereof) relating to the Merger under the HSR Act and any agreement with a Governmental Authority not to consummate the Merger or other transactions contemplated by this Agreement has expired or been earlier terminated and (ii) any waiting period, acknowledgment, clearance, waiver or affirmative approval of a Governmental Authority in a jurisdiction set forth on Section 7.1(c) of the Company Disclosure Letter has been obtained and shall remain in effect and any waiting period related thereto has expired (the waiting periods, clearances, waivers or affirmative approvals as contemplated by this Section 7.1(c) being the “Required Clearances”); and

(d)         Statutory Waiting Period. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the Company Shareholder Approval.

Section 7.2             Conditions to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a)         Representations and Warranties. The representations and warranties of the Company (i) set forth in paragraphs (a)-(c) and (e) of Section 3.3 (Capitalization) shall be true and correct in all respects as of immediately prior to the Effective Time (except to the extent expressly made as of a particular date, in which case as of such particular date) with the same force and effect as if made on and as of immediately prior to the Effective Time, except for any de minimis inaccuracies, (ii) set forth in the first and second sentences of Section 3.1(a) (Qualification, Organization, Subsidiaries, etc.), Section 3.2 (Articles of Association), solely to the extent regarding the Articles of Association of the Company, Section 3.4 (Authority Relative to this Agreement), Section 3.21 (NASDAQ and the TASE; No Other Listing), Section 3.23 (Brokers and Expenses), Section 3.24 (Takeover Statutes), Section 3.26 (Vote Required) and Section 3.27 (Opinion of Financial Advisors) (collectively, the "Company Specified Representations"), shall be, to the extent qualified by materiality or “Company Material Adverse Effect,” true and correct in all respects, and to the extent not qualified by materiality or “Company Material Adverse Effect,” true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of a particular date, in which case as of such particular date), and (iii) set forth in ARTICLE III, other than the representations and warranties referred to in clauses (i) and (ii) above, shall be true and correct as of the date of this agreement and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 7.2(a)(iii), all qualifications based on a “Company Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties will be disregarded, except that such qualifications in Section 3.8 and in clause (b) of Section 3.9 will not be disregarded pursuant to the terms of this proviso;

(b)         Performance of Obligations of the Company. The Company has complied with and performed, in all material respects, all covenants and obligations required to be complied with or performed by the Company under Section 2.1, Section 2.3, Section 5.1, Section 5.2, Section 5.3, Section 6.11 and Section 6.13, in each case to the extent required to be complied with or performed by the Company prior to the Effective Time.

(c)         Company Material Adverse Effect. No Company Material Adverse Effect has occurred since the date of this Agreement that, as of immediately prior to Closing, is continuing; and

(d)         Certificate. The Company has furnished Parent with a certificate, dated as of the Closing Date and signed on its behalf by the chief executive officer or chief financial officer of the Company, to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) are satisfied.

(e)         Resignations. The resignations or removals contemplated by Section 6.13 shall have occurred with respect to each director of the Company in office as of the date hereof, and as of immediately prior to the Effective Time.

(f)          Debt Commitment Support. Subject to the entry by Parent, Merger Sub or their affiliates into definitive documentation with respect to the Debt Financing which includes the requirement for the deposit of the Minimum Deposit Amount as provided for in the Debt Commitment Letter prior thereto, the Company shall have deposited an amount equal to the Minimum Deposit Amount (as such term is defined in the Debt Commitment Letter in effect as of the date hereof) in an account held by the Company at the Israeli branch of the financial institution acting as lender with respect to such Debt Financing, with such account being free and clear of any security interest, lien, charge, pledge, mortgage, assignment by way of security, hypothecation or other encumbrance (and any agreement or arrangement having similar effect), save for any right of set-off, combination of accounts, consolidation of accounts, banker's lien or similar right in favor of the applicable financial institution (acting through any of its branches or offices) and/or its affiliates, in each case arising by operation of law or under its standard account terms or any finance document to which it is a party.

Section 7.3             Conditions to Obligations of the Company.

The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a)         Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.3 (Authority Relative to this Agreement), Section 4.10 (Financing and Sufficient Funds) and the third sentence of Section 4.12 (Operations of Merger Sub) shall be, if qualified by materiality or “Parent Material Adverse Effect,” true and correct in all respects, and if not qualified by materiality, true and correct in all material respects, in each case, on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except to the extent expressly made as of a particular date, in which case as of such particular date, (ii) set forth in ARTICLE IV, other than the representations and warranties referred to in clause (i) above, shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and except for those representations and warranties which address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that for purposes of determining the accuracy of the representations and warranties of Parent and Merger Sub set forth in this Agreement for purposes of clause (ii) above, all qualifications based on a “Parent Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties will be disregarded;

(b)         Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub have complied with or performed, in all material respects, their respective obligations under this Agreement, in each case to the extent required to be complied with or performed by Parent or Merger Sub on or prior to the Effective Time, and, to the extent required by Parent and Merger Sub to fulfill their Closing obligations, each of the Cash Providers shall have complied with or performed, in all material respects, their respective obligations under the Commitment Letter;

(c)         Parent Material Adverse Effect. No Parent Material Adverse Effect has occurred since the date of this Agreement, that, as of immediately prior to Closing, is continuing; and

(d)         Deliveries. Parent and Merger Sub have furnished the Company with a certificate, dated as of the Closing Date and signed on their behalf by the chief executive officers or chief financial officers of Parent and Merger Sub, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) are satisfied.

Section 7.4             Frustration of Closing Conditions.

Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 7.1 or Section 7.2 to be satisfied if such failure was caused or materially contributed to by the failure of Parent or Merger Sub to perform any of its respective material obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 7.1 or Section 7.3 to be satisfied if such failure was caused or materially contributed to by its failure to perform any of its material obligations under this Agreement.

ARTICLE VIII
TERMINATION

Section 8.1             Termination.

This Agreement may be terminated, and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Shareholder Approval) as follows:

(a)         by mutual written consent of Parent and the Company;

(b)         by either the Company or Parent, at any time prior to the Effective Time, if a Governmental Authority of competent jurisdiction (in any case in a jurisdiction set forth in Section 7.1(c) of the Company Disclosure Letter) shall have issued a final and non-appealable Adverse Law or Order that remains in effect and that permanently restrains, permanently enjoins or otherwise permanently prohibits the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 8.1(b) will not be available to any Party where failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, such Adverse Law or Order;

(c)         by Parent, at any time prior to the Effective Time, if (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, such that any condition contained in Section 7.2(a), Section 7.2(b) or Section 7.2(c) is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent has delivered to the Company written notice of such breach stating that Parent intends to terminate this Agreement due to such breach, and (iii) either such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions contained in Section 7.2(a), Section 7.2(b) or Section 7.2(c) prior to the Outside Date or at least thirty (30) days (or, if fewer, such number of days as remain from the date of such written notice and the Outside Date) have elapsed since the date of delivery of such written notice to the Company and such breach has not been cured in all material respects; provided, that Parent will not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if it, Merger Sub, or the Cash Providers is then in breach of its representations, warranties or covenants contained in this Agreement or the Commitment Letter, as applicable, such that the conditions in Section 7.3(a), Section 7.3(b) or Section 7.3(c) , as applicable, would not be satisfied;

(d)         by the Company, at any time prior to the Effective Time, if (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement, or by the Cash Providers of any of its respective obligations under the Commitment Letter, such that any condition contained Section 7.3(a) or Section 7.3(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company has delivered to Parent written notice of such breach stating that the Company intends to terminate this Agreement due to such breach, and (iii) either such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions contained in Section 7.3(a) or Section 7.3(b) prior to the Outside Date or at least thirty (30) days (or, if fewer, such number of days as remain from the date of such written notice and the Outside Date) have elapsed since the date of delivery of such written notice to Parent and such breach has not been cured in all material respects; provided, however, that the Company will not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if it is then in breach of its representations, warranties or covenants contained in this Agreement, such that the conditions in Section 7.2(a) or Section 7.2(b), as applicable, would not be satisfied.

(e)         by either Parent or the Company, if the Effective Time shall not have occurred by 11:59 p.m., local time in Israel, on the date that is one hundred and eighty (180) days after the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) will not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the principal cause, or principally resulted in, the Effective Time not occurring prior to the Outside Date;

(f)         by Parent, if, prior to receipt of the Company Shareholder Approval, the Company Board shall have effected a Company Change of Recommendation (whether or not in compliance with this Agreement);

(g)        by either the Company or Parent, if the Company Shareholder Approval is not obtained at the Company Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(h)        by the Company in order to accept a Superior Proposal in accordance with Section 5.2(g); provided that as a condition to the termination of this Agreement by the Company pursuant to this Section 8.1(h), the Company pays Parent, or causes Parent to be paid, prior to or substantially concurrently with the termination of this Agreement, the applicable Company Termination Fee payable under Section 8.2(b)(i);

(i)          [Reserved]

(j)          without limitation to the foregoing, by the Company, in the event that (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied, other than those conditions that are (x) to be satisfied at the Closing by their terms or (y) not satisfied as a result of a breach by Parent or Merger Sub of its obligations hereunder, (ii) Parent and Merger Sub have failed to consummate the Merger on the date the Closing would have occurred pursuant to Section 1.2, (iii) the Company has irrevocably notified Parent in writing that (A) the Company is and will continue to be ready, willing and able to consummate the Merger and (B) all conditions set forth in Section 7.3 have been satisfied, other than those conditions that are to be satisfied at the Closing by their terms, or that it is willing to waive any unsatisfied conditions and (iv) Parent and Merger Sub fail to consummate the Merger within fifteen (15) days following the provision of such notice by the Company as described in the immediately preceding clause (iii).

Section 8.2             Effect of Termination.

(a)         To terminate this Agreement as provided in Section 8.1 (other than in the case of termination pursuant to Section 8.1(a)), the terminating Party shall give written notice to the other Party specifying the subsection of Section 8.1 pursuant to which such termination is made, and this Agreement will become null and void and there will be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, Section 6.3, this Section 8.2 and Section 9.3 through Section 9.12 will survive such termination; provided, however, that each Party will remain liable for its fraud or Intentional Breach prior to such termination and any aggrieved Party will be entitled to all rights and remedies available under applicable Law or in equity.

(b)         Company Termination Fee.

(i)                If the Company terminates this Agreement pursuant to Section 8.1(h), then the Company shall pay or cause to be paid to Parent prior to or substantially concurrently with, and as a condition to such termination, by wire transfer of immediately available funds, an amount equal to the Company Termination Fee.

(ii)              If Parent terminates this Agreement pursuant to Section 8.1(f) (provided that if either Parent or the Company terminates this Agreement pursuant to Section 8.1(g) at a time when Parent would have been entitled to terminated this Agreement pursuant to Section 8.1(f), this Agreement shall be deemed to have been terminated pursuant to Section 8.1(f) for purposes of this Section 8.2), then the Company shall pay the Company Termination Fee or cause the Company Termination Fee to be paid to Parent within two (2) Business Days after such termination.

(iii)            If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(e) or Section 8.1(g) or Parent terminates this Agreement pursuant to Section 8.1(c), (B) a bona fide Competing Proposal made by a Third Party has been made after the date of this Agreement and prior to the date of such termination and has not been withdrawn prior to the Outside Date, in the case of a termination pursuant to Section 8.1(e), or the date of the Company Special Meeting, in the case of a termination pursuant to Section 8.1(g) or prior to the date of termination, in the case of a termination pursuant to Section 8.1(c), and (C) within twelve (12) months after such termination, the Company enters into a definitive agreement with respect to, or consummates a Competing Proposal with such Third Party or its affiliates, then within five (5) Business Days after the first to occur of such entry into a definitive agreement or consummation, the Company will pay or cause to be paid to Parent the Company Termination Fee. For purposes of this Section 8.2(b)(iii), the term “Competing Proposal” will have the meaning assigned to such term herein, except that the references to “20%” will be deemed to be references to “50%”.

(iv)            In the event any amount is payable by the Company pursuant to the preceding clauses (i) - (iii), such amount shall be paid by wire transfer of immediately available funds to an account designated by Parent. For purposes of this Section 8.2(b), the “Company Termination Fee” shall in each case be an amount equal to US$14,700,000, except that, if the definitive agreement for the Competing Proposal giving rise to the applicable Company Termination Fee was entered into during the Go Shop Period, the Company Termination Fee shall be US$10,500,000. For the avoidance of doubt, whether the Company Termination Fee is equal to US$14,700,000 or US$10,500,000 shall be determined solely by reference to whether the definitive agreement for applicable Competing Proposal was entered into during or after the Go Shop Period, and shall not be affected by the date on which the applicable termination occurs or the date on which the event giving rise to Parent's right to terminate occurs. In no event shall the Company be obligated to pay the Company Termination Fee on more than one (1) occasion.

(v)              The Company acknowledges that (A) the agreements contained in this Section 8.2 are an integral part of the Transactions and that without this Section 8.2 Parent and Merger Sub would not have entered into this Agreement and (B) the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. If the Company fails to promptly pay any amount due pursuant to this Section 8.2(b), the Company shall, in addition, pay to Parent all reasonable fees, costs and expenses of enforcement (including reasonable attorneys` fees and reasonable expenses incurred in connection with any action initiated by Parent), together with interest on the amount of the Company Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. Subject to Parent’s and Merger Sub’s rights set forth in Section 9.12(b), Parent’s right to receive payment from the Company of the Company Termination Fee (under the circumstances in which it is payable) shall be the sole and exclusive remedy of Parent, Merger Sub and their respective Representatives and direct and indirect equityholders against the Company, the Company Subsidiaries or any of their respective former, current or future officers, directors, partners, shareholders, managers, members or affiliates (collectively, the “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions, including the Merger, to be consummated or for a breach or failure to perform hereunder or otherwise, provided, however, that nothing in this Section 8.2(b) shall limit any right or remedy of Parent, Merger Sub or their respective affiliates in respect of fraud, an Intentional Breach, the Company's failure to pay the Company Termination Fee when due or the enforcement costs and interest payable pursuant to this Section 8.2(b). Upon payment of the Company Termination Fee (if entitled under this Section 8.2(b)), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the Merger (except that the Company shall remain obligated for, and Parent and its affiliates may be entitled to remedies with respect to, the provisions and agreements surviving such termination pursuant to Section 8.2(a)) and the matters set forth in the immediately preceding proviso. For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance of the Company’s obligation to consummate the Merger in accordance with Section 9.12(b) and the payment of the Company Termination Fee under this Section 8.2(b), under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both a grant of such specific performance requiring the Company to consummate the Merger and to pay the Company Termination Fee (if entitled under this Section 8.2(b)). In any circumstance where performance by the Company of its obligations under this Agreement would relieve the Company of its obligation to pay the Company Termination Fee, Parent and Merger Sub may, in their sole discretion (i) seek specific performance pursuant to Section 9.12(b), (ii) withdraw any claim for specific performance and require payment of the Company Termination Fee if entitled to payment of the Company Termination Fee under this Section 8.2(b) or (iii) if Parent and Merger Sub are unable for any reason to obtain specific performance, require payment of the Company Termination Fee if entitled to payment of the Company Termination Fee under this Section 8.2(b). For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion.

(vi)            In the event that the Company reasonably determines it is required to withhold amounts on account of Israeli Taxes from or in connection with the Company Termination Fee, prior to termination of this Agreement pursuant to this ARTICLE VIII, the Company shall promptly notify Parent of such determination and provide Parent with a reasonably detailed written explanation of the basis for such determination, including the relevant facts, applicable provisions of Israeli Law, the amount proposed to be withheld and the basis for calculating such amount, and shall, within a reasonable time (but in any event no later than twenty (20) days after providing such notification to Parent), enter into a paying agent agreement with an Israeli paying agent reasonably acceptable to Parent ,and deliver the Company Termination Fee, without any tax withholding, to such paying agent, for the benefit of Parent. Such paying agent shall be responsible for making any withholding and remitting of Israeli taxes to the ITA in accordance with such paying agent agreement. Notwithstanding the foregoing, the Company Termination Fee payable to Parent shall be deposited and held by such paying agent for the benefit of Parent for a period of up to one hundred and eighty (180) days from the date such amount was delivered to the paying agent, during which time no amount will be withheld and during which time the Parent may obtain a Valid Tax Certificate allowing the paying agent to make the payment of the Company Termination Fee with no withholding, or a reduced rate of withholding, on account of Israeli Taxes. To the extent that amounts are paid to a paying agent pursuant hereto or are so withheld, such deposited or withheld amounts, as applicable, shall be treated for all purposes of this Agreement as having been paid to Parent. Further the Company shall not be deemed to have breached any obligation with respect to the payment of a Company Termination Fee during the period from the date of its notice of intended withholding pursuant to the foregoing, and the earlier of the date that is (A) twenty (20) days thereafter, and (B) three (3) Business Days following the entry by the Company into such a paying agent agreement for such Company Termination Fee as contemplated above, provided that the Company has complied with its obligations under this clause (vi). In the event that Parent requests such time extension as set forth above, then all references in this Agreement to payment of the Company Termination Fee shall be deemed to provide for a deferral of the time upon which payment of the Company Termination Fee is due without such deferral limiting any rights of the Company to terminate this Agreement or in connection with such termination.

ARTICLE IX
MISCELLANEOUS

Section 9.1             Amendment and Modification; Waiver.

(a)         Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Shareholder Approval, by written agreement of the Company and Parent; provided, however, that after receipt of the Company Shareholder Approval, no amendment shall be made that by Law requires further approval by such shareholders without obtaining such further approval.

(b)        At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent or Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub or the Company, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or the Company contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of Parent or Merger Sub or the Company, as applicable, contained herein. Any agreement on the part of Parent or Merger Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 9.2             Non-Survival of Representations and Warranties.

None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement that are to be performed prior to the Effective Time shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties that by its terms expressly contemplates performance at or after the Effective Time, including Section 6.4, or any claim or remedy in respect of fraud, Intentional Breach, unpaid Company Termination Fees, enforcement costs, confidentiality obligations, tax withholding obligations or any covenant or agreement expressly intended to survive the Effective Time.

Section 9.3             Expenses.

Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses; provided that (i) the Company Shareholders shall remain responsible for any Taxes imposed on them as a result of their receipt of the Per Share Merger Consideration, subject to Parent’s and the applicable Payors’ withholding rights under ARTICLE II, and (ii) Parent shall pay (a) all filing fees under the HSR Act and any other filing fees in respect of Regulatory Filings relating to the Transactions, and (b) all fees and expenses of the Exchange Agent and the Israeli Withholding Agent.

Section 9.4             Notices.

All notices, requests, demands and other communications under this Agreement shall, except to the extent expressly provided to be oral, be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery on a Business Day before 5:00 p.m. in the time zone of the receiving party after receipt of proof of delivery; (c) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving party, when transmitted; (d) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving party, on the following Business Day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any Party shall provide by like notice to the other Parties:

if to the Company, to:

Perion Network Ltd.

2 Leonardo Da Vinci Street, Floor 24

Tel Aviv 6473309 Israel

Attention: Elad Tzubery and Yael Shofar

Email: eladt@perion.com and yaels@perion.com

with a copy (which shall not constitute notice) to:

Ronen Bezalel and Jonathan Atha

Meitar Law Offices

rbezalel@meitar.com and jonathana@meitar.com

and

if to Parent or Merger Sub, to:

AFFLE 3IL LTD , 517175402

4 Dolev Street, Ra’anana 4366204

Email: legal@affle.com

with a copy (which shall not constitute notice) to:

Misha Gitterman

Barnea Jaffa Lande

mgitterman@barlaw.co.il

Section 9.5             Certain Definitions.

For the purposes of this Agreement, the term:

“102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company, than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement (i) shall not be required to contain standstill or non-solicitation provisions and (ii) shall not restrict the Company from complying with Section 5.2.

“Action” means any and all litigation, claim, charge, demand, arbitration, mediation, suits, actions, proceedings (including any civil, criminal, administrative, investigative or appellate proceeding), audits, hearings, inquiries, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Active Investigation” means an investigation relating to the Transactions by a Governmental Authority whose clearance, waiver, consent or approval is required pursuant to Section 7.1(c), in each case for so long as such investigation remains open or pending with such Governmental Authority, including any period during which such Governmental Authority is reviewing information submitted by a Party or otherwise evaluating whether to grant such clearance, waiver, consent or approval; provided, however, that an investigation shall cease to be an Active Investigation only upon the earliest to occur of (i) the issuance and effectiveness of the applicable clearance, waiver, consent or approval and the expiration or termination of any waiting period applicable thereto, (ii) written confirmation by such Governmental Authority that the investigation has been closed and that no further action is required, or (iii) the withdrawal or termination of the investigation by such Governmental Authority. For the avoidance of doubt, the submission of responses to all information requests shall not, by itself, cause an investigation to cease to be an Active Investigation.

“Adverse Law or Order” means (i) any Law shall have been enacted or promulgated by any Governmental Authority of competent jurisdiction which prohibits or makes illegal the consummation of the Merger or (ii) there shall be in effect any Order preventing the consummation of the Merger.

“Advertising Laws” means all applicable Laws governing advertising, marketing, promotion, endorsement or consumer protection in connection with the advertising, marketing or promotion of goods or services, including Section 5 of the U.S. Federal Trade Commission Act and the guides, rules and enforcement policy statements promulgated thereunder (including the Guides Concerning the Use of Endorsements and Testimonials in Advertising and the .com Disclosures guidance), the U.S. state unfair and deceptive acts and practices Laws, the EU Unfair Commercial Practices Directive and the Digital Services Act, in each case as amended, and the rules and regulations promulgated thereunder, but excluding all Data Protection Laws.

“Amended Incentive” means, with respect to each Unvested Company RSU and Unvested Company PSU, the right to receive the Vesting Date Payments described in Section 2.3(b)(ii) (including as deposited and paid pursuant to Section 2.3(b)(iii)), and “Amended Incentives” means all such rights collectively.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act and the Israeli Competition Law.

“Business Days” means a day, other than Saturday, Sunday or other day on which commercial banks in either New York, New York or Tel Aviv, Israel are authorized or required by applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Employee” means any current or former employee, independent contractor, officer or director of the Company or any Company Subsidiary.

“Company Equity Awards” means each outstanding award granted under the Company Equity Plans (including each outstanding Company Option, Company PSU and Company RSU).

“Company Equity Plans” means the Perion Network Ltd. 2013 Equity Incentive Plan, as amended on November 8, 2022 (the “2013 Equity Plan”) and the Perion Network Ltd. 2024 Share Incentive Plan, as adopted on November 19, 2024.

“Company ERISA Affiliate” means any Person which together with the Company is, or at any relevant time, was, treated as a single employer for purposes of Section 414(b), (c), (m) or (o) of the Code.

“Company Immaterial Trademark Licenses” means licenses or other rights of use granted by the Company or any Company Subsidiary in respect of Trademarks to Third Party vendors to refer to the Company as a customer and rights granted to Third Parties as part of corporate sponsorships, or other similar licenses or rights that are not material to the Company or Company Subsidiaries.

“Company Intervening Event” means a material positive Effect on the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, (a) that was not known to, or reasonably foreseeable by, the Company or the Company Board, or the material consequences of which (based on facts known to members of the Company Board as of the date of this Agreement) were not reasonably foreseeable, as of the date of this Agreement and (b) that does not relate to any Competing Proposal and becomes known to the Company Board prior to the receipt of the Company Shareholder Approval; provided, however, that in no event shall the following events, circumstances, or changes in circumstances, or any Effect related thereto, constitute a Company Intervening Event: (i) the receipt, existence, or terms of a Competing Proposal; (ii) any change in the price, or change in trading volume, of the Company Shares (it being understood that the underlying facts or circumstances giving rise to such change may constitute, or be taken into account in determining whether there has been, a Company Intervening Event, unless such facts or circumstances are otherwise excluded from the definition of Company Intervening Event); (iii) any change in the Company’s credit rating (it being understood that the underlying facts or circumstances giving rise to such change may constitute, or be taken into account in determining whether there has been, a Company Intervening Event, unless such facts or circumstances are otherwise excluded from the definition of Company Intervening Event); (iv) changes in general industry, economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices); or (v) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof. In addition, none of the following shall constitute a Company Intervening Event: (A) the announcement or pendency of this Agreement or the Transactions; (B) the fact that the Company meets or exceeds any internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying facts or circumstances giving rise to such outcome may constitute, or be taken into account in determining whether there has been, a Company Intervening Event, unless such facts or circumstances are otherwise excluded from the definition of Company Intervening Event); or (C) any fact regarding Parent or its affiliates; or (D) any change in the composition of the Company Board.

“Company Intellectual Property” means all Intellectual Property used in or necessary for (i) the business of the Company as currently conducted; and (ii) the development, operation, provision, distribution and commercialization, in each case, as currently conducted, of the Company Products, including any Company Products that are being marketed, licensed, provided or sold by the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) is, or would reasonably be expected to be, materially adverse to the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects resulting from, relating to or arising out of any of the following will be deemed, either alone or in combination, to be or constitute a “Company Material Adverse Effect” or be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) conditions, or changes in such conditions, in the industries in which the Company and the Company Subsidiaries operate; (ii) general economic conditions, or changes in such conditions; (iii) conditions or changes in such conditions in securities markets, credit markets, currency markets or other financial markets, including (A) interest rates in Israel, the United States or any other country or region in the world and exchange rates for the currencies of any countries, including financial exposure associated with currency exchange rate fluctuation and the effect of such fluctuations on a Person’s results of operations, and (B) any suspension of trading in securities, whether equity, debt, derivative or hybrid securities, generally on any securities exchange or over-the-counter market operating in Israel, the United States or any other country or region in the world; (iv) political conditions or changes in such conditions or acts of war, military conflict, sabotage or terrorism, including any escalation or general worsening of any such acts of war, military conflict, sabotage or terrorism; (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural or man-made disasters, weather conditions, global health conditions, including any epidemic, pandemic or disease outbreak, as well as any force majeure events; (vi) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards, or the interpretation thereof; (vii) the negotiation, announcement, whether or not authorized by the Parties, including any pre-signing reports in the press or otherwise reporting on a potential transaction among the Parties or otherwise relating to the acquisition of the Company, pendency or consummation of this Agreement or the Transactions, including the identity of, or Effects relating to, Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to the Company, the Company Subsidiaries or their employees, including any impact on the relationship of the Company or any of the Company Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, licensors, licensees, lenders or partners, except to the extent arising from any breach, violation or non-performance of this Agreement by the Company or any Company Subsidiary; (viii) changes in the price of any Company Shares or the trading volume, including suspension of trading, of any Company Shares, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be within another exception set forth in this definition; (ix) actions or omissions required of the Company under this Agreement or taken or not taken at the request of, or with the consent of, Parent; (x) any claims or Actions against the Company or any of its directors or officers arising from allegations of breach of a fiduciary duty or violation of Law relating to this Agreement or the Transactions; and (xi) any matter disclosed in the Company Disclosure Letter or in the Company Reports filed prior to the date of this Agreement, except, in the case of each of clauses (i) through (vi), to the extent such Effects disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in any material respect relative to comparable companies operating in the same industry and in the same geography or geographies in which the Company and the Company Subsidiaries operate, in which case only the incremental disproportionate impact will be taken into account in determining whether there has been a Company Material Adverse Effect, and except, in the case of clause (xi), to the extent the full nature, magnitude or consequences of the applicable matter were not reasonably apparent on the face of the applicable disclosure or in such Company Report, or (b) would prevent or materially impair or delay the Company from consummating the Merger contemplated under this Agreement.

“Company Option” means each option to purchase Company Shares granted under any Company Equity Plan.

“Company Owned Intellectual Property” means all Intellectual Property owned (or purported to be owned) by the Company or any Company Subsidiary.

“Company Plans” means (i) all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and (ii) all pension, commission, bonus, stock, stock option, stock purchase, restricted stock, restricted stock unit, equity-based incentive, cash-based incentive, retention incentive, compensatory change in control payment, profit sharing, provident fund (Keren Hishtalmut), vacation pay, paid time off, cafeteria plan, fringe benefit, deferred compensation, severance, employment, consulting, supplemental termination pay, retiree medical or life insurance, supplemental retirement or other compensation or benefit plans, programs, agreements or arrangements, whether or not written, in each case, with respect to which the Company or any Company Subsidiary has any liability (whether actual or contingent, including on account of any Company ERISA Affiliate) or that are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, director or other individual providing services to the Company or any Company Subsidiary; but excluding compensation and benefit plans, programs and arrangements that are sponsored or maintained by a Governmental Authority to which the Company or any Company Subsidiary is required to contribute under applicable Legal Requirements or that are mandatory under applicable Israeli labor Laws.

“Company Product Sales Agreements” means Contracts pursuant to which any Company Products are or have been directly or indirectly licensed or sold by the Company or any Company Subsidiary to customers or channel partners in the ordinary course of business.

“Company Products” means all products, platforms, services and offerings of the Company and each of the Company Subsidiaries that are, as of the date of this Agreement (a) sold, licensed, provided, made available or distributed, or (b) required under a binding written Contract to be licensed, provided, distributed, supported or maintained, including related software, software development kits, application programming interfaces, advertising formats, data products, audience segments, measurement and attribution tools and hosted or software-as-a-service offerings, but excluding Third Party products and Open Source Materials.

“Company PSU” means a restricted stock unit or other award granted under a Company Equity Plan entitling the holder thereof to receive Ordinary Shares or the value thereof, the vesting or settlement of which is subject, in whole or in part, to the attainment of one or more performance conditions.

“Company Registered Intellectual Property” means all Company Owned Intellectual Property that is Registered Intellectual Property.

“Company RSU” means a restricted stock unit award, other than a Company PSU, entitling the holder thereof to receive the value of one (1) Company Share, whether payable in cash or Company Shares, in respect of each unit subject to such award.

“Company Shareholder” means a holder of Company Shares.

“Company Shareholder Approval” means the affirmative vote of the holders of at least a majority of the Ordinary Shares voted (in person or by proxy) upon the approval of this Agreement, the Merger and the consummation of the Transactions (excluding any absentee votes and any other shares to be excluded pursuant to Section 320(c) of the ICL) at the Company Special Meeting.

“Company Software” means software owned (or purported to be owned) by the Company and/or any Company Subsidiary, excluding (a) Open Source Materials and (b) commercially available software of a Third Party.

“Company Source Code” means the source code of Company Software, together with related algorithms embodied therein.

“Company Special Meeting” means an extraordinary general meeting of the shareholders of the Company for the purpose of seeking (i) the Company Shareholder Approval, (ii) any postponement or adjournment thereof, and (iii) approval of any other matter set forth on Section 5.3 of the Company Disclosure Letter.

“Competing Proposal” means any bona fide offer or proposal made by a Person or group (other than a proposal or offer by Parent or any of its Subsidiaries) at any time that contemplates such Person or group acquiring beneficial ownership (as defined under Section 13(d) of the Exchange Act) of at least 5% of the assets of the Company (on a consolidated basis with its Subsidiaries, and excluding for the avoidance of doubt transactions in the ordinary course of business consistent with past practice) or of any class of equity or voting securities in the Company (whether pursuant to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer or exchange offer or otherwise, including, in each case, any single or multi-step or series of related transactions), or any related combination of the foregoing, in each case other than the Merger.

“Confidentiality Agreement” means, collectively, the Confidentiality Agreement, dated February 9, 2026, between Parent and the Company.

“Contract” means any written, oral, or other legally binding agreement, contract, subcontract, settlement agreement, lease, sublease, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy, instrument, warranty, or other legally binding commitment or undertaking of any nature.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA; (ii) under Section 302 of ERISA; (iii) under Sections 412 and 4971 of the Code; (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code; and (v) under corresponding or similar provisions of foreign Laws or regulations, other than such liabilities that arise solely out of, or relate solely to, plans directly sponsored by the Company or any Company Subsidiary.

“Copyrights” means any and all registered and unregistered copyrights, mask work rights and all other rights with respect to works of authorship and all registrations thereof and applications therefor.

“customary practices in the ad-tech business” means, as reasonably demonstrated by the Company, the practices, methods and standards relating to the Processing of Personal Information and the collection, use, sharing and monetization of data in connection with the delivery, targeting, personalization, measurement, attribution and optimization of digital advertising, that, at the relevant time, are generally adopted and followed by a majority of well-established participants in the digital advertising technology industry operating in the jurisdictions in which the Company or the applicable Company Subsidiary operates (including, where applicable, the self-regulatory frameworks and guidelines of the Interactive Advertising Bureau and the Network Advertising Initiative).

“Data Protection Laws” means all applicable Laws, relating to the Processing of any Personal Information or to privacy, data protection, data security, data breach notification, electronic marketing or the use of cookies, device identifiers or similar tracking technologies in the EU, US, Canada, the UK and Israel, in each case to the extent applicable, under the GDPR, the ePrivacy Directive (Directive 2002/58/EC) and its national implementations, the Israeli Protection of Privacy Law, 5741-1981 and the regulations promulgated thereunder (including the Protection of Privacy (Data Security) Regulations, 5777-2017), the California Consumer Privacy Act as amended by the California Privacy Rights Act and comparable Laws of other U.S. states, the Children's Online Privacy Protection Act, and all applicable Laws relating to breach notification with respect to Personal Information.

“Data Protection Requirements” means all applicable (i) Data Protection Laws; (ii) Privacy Policies; and (iii) terms of any agreements to which the Company is bound relating to the Company’s Processing of Personal Information.

“Determination Time” means 11:59 p.m., local time in Israel, on the Capitalization Date.

“DOJ” means the Antitrust Division of the U.S. Department of Justice.

“Domain Names” means all Internet domain name registrations.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Employee Agreement” shall mean each management, employment, severance, separation, settlement, consulting, contractor, relocation, change in control, retention, bonus, repatriation, expatriation, loan, visa, work permit or other agreement, or contract (including, any offer letter or any agreement providing for acceleration of Company or any Company Subsidiary options or Company or any Company Subsidiary unvested common stock, or any other agreement providing for compensation or benefits) between the Company or any Company Subsidiary and any Company Employee.

“Environmental Laws” means any Law, including common law, relating to (i) releases or threatened releases of Hazardous Substances, (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances, (iii) pollution or protection of the indoor or outdoor environment, occupational health as it relates to exposures to Hazardous Substances or natural resources, or (iv) the European Union’s Directives on the Restriction of Hazardous Substances (RoHS) and the Waste Electrical and Electronic Equipment (WEEE).

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Party” means any Person (other than Parent and its Affiliates) from which the Company or any of its Representatives has received, prior to the expiration of the Go Shop Period, a Competing Proposal that (a) did not arise or result from a breach (other than a de minimis breach) of this Agreement by the Company, and (b) with respect to which the Company Board has determined, during the Go Shop Period in good faith (after consultation with its outside legal counsel and financial advisor), constitutes, or could reasonably be expected to lead to, a Superior Proposal, and which Competing Proposal has not been withdrawn (it being understood that if the Company enters into an Acceptable Confidentiality Agreement with any such Person during the Go Shop Period, then any Affiliate of such Person that also enters into an Acceptable Confidentiality Agreement during the Go Shop Period shall be considered an Excluded Party); provided, however, that such Person shall cease to be an Excluded Party if such Person (i) ceases to be in substantive negotiations with the Company regarding such Competing Proposal for a period of more than seven (7) consecutive Business Days, excluding any period during which the Company is complying with the notice and negotiation requirements of Section 5.2(g), (ii) notifies the Company in writing that it no longer intends to pursue such Competing Proposal or (iii) is determined by the Company Board in good faith to no longer have a reasonable prospect of consummating a Superior Proposal.

“Excluded Shares” means all Ordinary Shares owned by the Company, any Company Subsidiary, Parent, Merger Sub or by any of their respective Subsidiaries or held in the Company’s treasury.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means accounting principles generally accepted in the United States of America.

“GDPR” means, if and where applicable, either or both (i) Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 (“EU GDPR”); and/or (ii) the EU GDPR as it forms part of UK law by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended (including by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019), together with any implementing or supplementary legislation in any Member State of the European Economic Area or the UK (including the UK Data Protection Act 2018).

“Go Shop Period” has the meaning set forth in Section 5.2.

“Government Grant” means any grant, loan, incentive, qualification, subsidy, award, funding, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, or judicial body thereof, any outstanding application to receive the same filed by the Company or any Company Subsidiary, including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any Company Subsidiary, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of IIA, the Investment Center or the BIRD Foundation and other bi- or multi-national grant program, framework or foundation.

“Governmental Authority” means any supranational, national, federal, state, commonwealth, province, territory, county, municipal, local or foreign government, or other political subdivision thereof, or any mediator, arbitrator or arbitral body (public or private) and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial, arbitral, governmental, or quasi-governmental functions, of any nature, of or pertaining to government.

“Hazardous Substances” means (i) those substances, materials, contaminants or wastes defined in or regulated as “hazardous,” “toxic,” or “radioactive,” under the following U.S. federal statutes and their state counterparts, as amended to date, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Clean Air Act, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas and any mixtures thereof, (iv) polychlorinated biphenyls, friable asbestos and radon, and (v) any biological or chemical substance, material or waste regulated or classified as “hazardous,” “toxic,” or “radioactive” or words of similar meaning or effect under any Law relating to pollution, waste, the environment or natural resources by any Governmental Authority pursuant to any Environmental Law.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IIA” shall mean the Israeli Innovation Authority (previously known as the Office of Chief Scientist of the Ministry of Economy and Industry of Israel or the OCS).

“Indebtedness” means with respect to any Person, any indebtedness or obligations of such Person, whether or not contingent (a) for borrowed money, including accrued and unpaid interest thereon, (b) evidenced by bonds, notes, debentures or similar instruments, (c) under banker's acceptances, letters of credit, bank guarantees or similar facilities, including reimbursement obligations in respect thereof, in each case solely to the extent drawn and payable (and not including any undrawn amounts thereunder), (d) arising under any conditional sale, title retention or similar arrangement with respect to property acquired by such Person, (e) representing capital lease obligations, (f) the balance deferred and unpaid of the purchase price of any property, assets or services, including earn-outs, seller notes and similar contingent payment obligations, other than trade payables incurred in the ordinary course of business, (g) representing the net termination value of any interest rate protection agreement, currency swap, hedge or similar arrangement, or (h) consisting of any premiums, penalties, breakage costs, prepayment or early termination premiums, fees or other amounts payable in connection with the repayment, prepayment or termination at or in connection with the Effective Time of any obligation described in clauses (a) through (g). In addition, Indebtedness includes (i) all Indebtedness of any other Person secured by a Lien (other than a Permitted Lien) on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and (ii) any guarantee, keepwell agreement or other obligation of such Person in respect of any indebtedness or obligation of any other Person described in clauses (a) through (h); provided that Indebtedness shall not include (A) accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business, and (B) any liabilities or obligations solely between or among the Company and any wholly owned Company Subsidiary or solely between or among wholly owned Company Subsidiaries.

“Intellectual Property” means the rights associated with or arising out of any of the following: (a) Patents; (b) Trade Secrets; (c) Copyrights; (d) Trademarks; (e) Domain Names; and (f) any similar, corresponding or equivalent intellectual property rights to any of the foregoing anywhere in the world.

“IRS” means the United States Internal Revenue Service.

“Israeli Competition Law” means the Israeli Economic Competition Law-1988.

“ISA” means the Israeli Securities Authority.

“Israeli Securities Law” means the Israeli Securities Law, 1968, and the regulations promulgated thereunder, as amended.

“ITA” means the Israel Tax Authority.

“Intentional Breach” means (i) an action or omission taken or omitted to be taken that the breaching Party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement or (ii) any willful and material breach by the breaching Party of its representations, warranties, covenants or agreements set forth in this Agreement. A failure of Parent and Merger Sub to consummate the Merger pursuant to the terms of this Agreement shall be deemed to be a willful and material breach hereof if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that are (x) to be satisfied at the Closing by their terms, (y) not satisfied as a result of a breach by Parent or Merger Sub of its obligations hereunder or (z) set forth in Section 7.1(a) or Section 7.1(c)) and (ii) this Agreement is terminated (x) by either the Company or Parent pursuant to Section 8.1(b) or Section 8.1(e) as a result of a breach by Parent or Merger Sub of its obligations hereunder, (y) by the Company pursuant to Section 8.1(d) as a result of a breach by Parent or Merger Sub of its obligations hereunder or (z) by the Company pursuant to Section 8.1(i).

“Key Customers” means the top ten (10) customers of the Company and the Company Subsidiaries for the period between September 1, 2025 through August 31, 2026, as measured by net revenues collected by the Company and the Company Subsidiaries from their customers.

“Key Vendors” means the top fifteen (15) vendors of the Company and the Company Subsidiaries for the period between September 1, 2025 through August 31, 2026, as measured by total amounts paid by the Company and the Company Subsidiaries to their vendors.

“knowledge of Parent” or “Parent’s knowledge” means the actual knowledge of each executive officer of Parent, in each case assuming reasonable inquiry by such executive officer.

“knowledge of the Company” or “Company ’s knowledge” means the actual knowledge of each of the following executive officers of the Company: the Chief Executive Officer, the Chief Financial Officer, the Chief People Officer, the Chief Technology Officer and the General Counsel, in each case assuming reasonable inquiry by such executive officer of those other employees of the Company who directly report to such executive officer and would reasonably be expected to have actual knowledge of the relevant matter based on their duties and responsibilities to the Company.

“Law” or “Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, act, constitution, code, rule, regulation, ordinance, rule or principle of common law, resolution, edict, decree, Order or other pronouncement of any Governmental Authority having the effect of law.

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), but excluding, with respect to Intellectual Property, nonexclusive licenses.

“Material Real Property Lease” means any Company Real Property Lease with respect to which annual rent paid by the Company and/or a Company Subsidiary exceeds $250,000.

“NASDAQ” means the NASDAQ Capital Market.

“Offer Price” means US$11.70.

“Open Source Materials” refers to any software or other material that is distributed pursuant to any license identified as an open source license by the Open Source Initiative (www.opensource.org) (including but not limited to the GNU General Public License (GPL), LGPL, Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License).

“Order” means any injunction, judgment, ruling, decision, assessment, writ, stipulation, award, temporary restraining order, decree or other order issued by a Governmental Authority of competent jurisdiction.

“Ordinance” means the Israeli Income Tax Ordinance New Version, 5721-1961, as amended, and the rules and regulations promulgated thereunder.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would prevent or materially impair or delay Parent or Merger Sub from consummating the Merger under this Agreement.

“Patents” means patents, utility models or designs as well as any applications, reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof.

“Permitted Lien” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet delinquent, being contested in good faith or for which accruals or reserves have been established in accordance with GAAP, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (iii) which is disclosed in the Company Disclosure Letter or on the Most Recent Company Balance Sheet or notes thereto or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since the date of the Most Recent Company Balance Sheet, (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used, (vi) statutory or common law Liens to secure landlords, lessors or renters under leases or rental agreements, (vii) with respect to real property, any Lien imposed on the underlying fee interest in leased real property, provided that the same do not, individually or in the aggregate, materially impair the Company’s or the applicable Company Subsidiary’s use and occupancy of, or right of quiet enjoyment under, the applicable Company Real Property Lease, and any Lien imposed under the terms of the applicable Company Real Property Lease, (viii) any zoning, land use, covenants, conditions and restrictions, matters that would be shown by a real property survey or similar matters affecting the Company’s real property, in each case that do not, individually or in the aggregate, materially impair the continued use of the applicable premises for the purposes for which they are currently used, (ix) Liens imposed by applicable Law and (x) Liens relating to intercompany borrowings among the Company and its wholly owned Subsidiaries.

“Person” means an identified or identifiable natural person, as well as a partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity or organization.

“Personal Information” has the same meaning as the term “personal data,” “personal information,” or the equivalent under applicable Data Protection Law.

“Platform” means any operating system, application store or marketplace, browser, mobile or connected-device environment, social network, search engine, advertising exchange, demand-side platform, supply-side platform, measurement or attribution service, walled-garden advertising platform or other third-party technology platform, in each case through, on or in reliance upon which the Company or any Company Subsidiary distributes, delivers, measures, monetizes or transacts advertising or Company Products, or from or through which the Company or any Company Subsidiary obtains data, inventory, identifiers or advertising demand.

“Platform Terms” means, with respect to any Platform, the terms of service, developer agreements, program policies, advertising or publisher policies, data use and data protection policies, technical specifications, certification requirements and other rules, requirements and guidelines promulgated by the operator of such Platform and applicable to the Company or any Company Subsidiary.

“Post-Closing Tax Period” shall mean any taxable year or other taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date

“Pre-Closing Tax Period” shall mean any taxable year or other taxable period ending on or before the Closing Date and the portion of any Straddle Period beginning on or before the Closing Date and ending on the Closing Date.

“Privacy Policies” means all internal and external notices, statements and policies relating to the Company’s and/or any Company Subsidiaries’ Processing of Personal Information, which are currently published, posted or effective and/or have been published, posted or effective in the three (3) years immediately preceding the date of this Agreement.

“Process” (and its inflections, such as “Processing”, “Processed”, etc.) means any operation or set of operations which is performed on Personal Information or on sets of Personal Information, whether or not by automated means, such as receipt, collection, compiling, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, sharing, safeguarding, use, securing (technical, physical or administrative), disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure, disposal or destruction, all to the extent so considered by Data Protection Laws.

“Registered Intellectual Property” means any Intellectual Property that is the subject of an application, certificate, filing or registration issued, granted, filed with, or recorded by any Governmental Authority, with respect to any of the following: (a) issued Patents and Patent applications; (b) Trademark registrations, renewals and applications; (c) Copyright registrations and applications; (d) Domain Name registrations and (e) any other registration or an application for the registration of any other type of Intellectual Property that can be registered under the laws of any country.

“Representatives” means, when used with respect to Parent, Merger Sub, the Company or any the Company Subsidiary, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, lenders and other agents, advisors and representatives of Parent or the Company, as applicable, and its Subsidiaries.

“Sanctions Laws” means those trade, economic and financial sanctions laws, orders, regulations, embargoes and restrictive measures administered, enacted or enforced from time to time by (i) the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union, (iii) individual European Union member States, (iv) the United Kingdom (including without limitation Her Majesty’s Treasury), (v) the United Nations, (vi) Israel and (vii) any other jurisdiction in which the Company and/or the Company Subsidiaries operate or do business.

“SEC” means the United States Securities and Exchange Commission.

“Section 14 Arrangement” means a Section 14 arrangement under the Israeli Severance Pay Law – 1963.

“Section 102” means Section 102 of the Ordinance.

“Section 102 Award” means any Company Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) or Section 102(b) (3) of the Ordinance.

“Section 102 Shares” means any Company Shares that were issued upon exercise or vesting of Section 102 Awards and at the Effective Time are held by the 102 Trustee.

“Section 3(i) Award” means any Company Equity Award that was intended to be granted and taxed pursuant to Section 3(i) of the Ordinance.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Senior Company Employee” means a current employee of the Company or any Company Subsidiary (i) whose annual base salary exceeds $250,000 as of the date of this Agreement or (ii) whose position reports directly to the Chief Executive Officer of the Company.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide written offer from a Third Party constituting a Competing Proposal (with references to 5% being deemed to be replaced with references to 80%), which did not result from a breach of Section 5.2(b) and which the Company Board determines in good faith after consultation with the Company’s outside legal and financial advisors to be more favorable to the shareholders of the Company (in their capacity as shareholders) than the Merger, taking into account such factors as the Company Board determines in good faith to be appropriate (including the terms and conditions of such offer, identity of the Person or group making such offer, the existence of any financing conditions, the conditionality of any financing commitments, the payment by the Company of the termination fee under Section 8.2(b)(i), financial, regulatory, legal and other aspects of such proposal and the likelihood and timing, including potential time delays of consummation, this Agreement and any changes to the terms of this Agreement offered by Parent in writing in response to such Competing Proposal).

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“TASE” means the Tel Aviv Stock Exchange.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, tax, including any interest, penalty, or similar additions to tax.

“Tax Return” means any report, return, certificate, claim for refund, estimated tax filing or declaration required to be filed with any taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof, in each case, as required by applicable law.

“Third Party” means any Person other than the Company, Parent and each of their respective affiliates (including Merger Sub) and the respective Representatives of the Company, Parent and each of their respective affiliates.

“Top 20 Customers” means the top 20 customers of the Company and the Company Subsidiaries for the period between September 1, 2025 through August 31, 2026, as measured by net revenues collected by the Company and the Company Subsidiaries from their customers.

“Trade Secrets” means non-public know-how and trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable) that derive economic value from being maintained as confidential.

“Trademarks” means all trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith.

“Treasury Regulations” means the regulations in force as final, proposed or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code and any successor regulations.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions issued by the ITA in form and substance reasonably satisfactory to Parent, the Israeli Withholding Agent and the Exchange Agent, that is applicable to the payments to be made pursuant to this Agreement stating that no withholding, or reduced rate of withholding, of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding. For the sake of clarity, (i) the Withholding Tax Ruling and the Options Tax Ruling (and the Interim Options Tax Ruling, if applicable), provided that they include such instructions, and provided, further that if the applicable ruling requires the affirmative consent of the relevant holder and/or that such holder provides certain declarations and/or supporting documentation, such holder consented in writing to join any such applicable ruling and provided any declaration and supporting documentation required by the applicable ruling, and (ii) with respect to payment for Ordinary Shares that are registered on the TASE or the NASDAQ (other than payment that is made with respect to Section 102 Awards or Section 3(i) Awards), a certification pursuant to the Israel Income Tax Regulations (Withholding from Consideration, Payment or Capital Gain in the Sale of a Security, Sale of a Unit in a Mutual Fund or in a Future Transaction), 5763-2002, will be considered Valid Tax Certificates. For the avoidance of doubt, except with respect to a holder of a SAFE or to any current or former employee or current or former service provider of the Company, a general certificate issued by the ITA pursuant to the Israeli Income Tax Regulations (Withholding from Payments for Services or Assets), 5737-1977, will constitute a Valid Tax Certificate, subject to the restrictions therein.

“Vested Company Equity Awards” means, collectively, the Vested Company Options, Vested Company RSUs and Vested Company PSUs, and “Unvested Company Equity Awards” means, collectively, the Unvested Company RSUs and Unvested Company PSUs.

Section 9.6             Interpretation.

When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” All references in this Agreement to “Sections,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Annexes and Schedules to this Agreement. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to a Person are also to such Person’s successors and permitted assigns. All references in this Agreement to “$”or other monetary amounts refer to U.S. dollars. All references in this Agreement to “NIS” refer to New Israeli Shekel. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 9.7              Counterparts.

This Agreement may be executed and delivered (including by e-mail of a .pdf, .tif, .jpeg or similar attachment) (“Electronic Delivery”) in two (2) or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 9.8             Entire Agreement; Third-Party Beneficiaries.

(a)         This Agreement (including the exhibits and annexes hereto, the Company Disclosure Letter, the Parent Disclosure Letter and instruments relating to the Merger referred to in this Agreement, including the Guarantee, the Confirming Parent Undertaking and the Commitment Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)         Neither this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder except:

(i)               for the right of holders of Ordinary Shares to receive the Per Share Merger Consideration after the Effective Time, which shall be enforceable by such holders;

(ii)              for the right of current or former directors and officers of the Company and the Company Subsidiaries under Section 6.4.

Section 9.9             Severability.

The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.10          Governing Law; Jurisdiction.

(a)         This Agreement and all Actions (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the Transactions or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof shall be governed by, and construed in accordance with, the laws of the State of Israel, without giving effect to conflicts of laws principles (whether of the State of Israel or otherwise) that would result in the application of the Law of any other state.

(b)         The Parties hereby irrevocably submit to the exclusive jurisdiction of the competent courts located in Tel Aviv-Jaffa, Israel, for the resolution of any dispute arising out of or relating to this Agreement, its validity, effect or performance, and waive any objection to venue in such courts. Each Party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 9.11          Assignment.

This Agreement shall not be assigned by any of the Parties, whether by operation of Law or otherwise, without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.12          Enforcement; Remedies; Specific Performance.

(a)         Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)         The Parties agree that irreparable injury will occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Each Party shall be entitled to an injunction or injunctions to prevent or remedy any breach or threatened breach of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief in the competent courts located in Tel Aviv-Jaffa, Israel.

(c)         The Parties’ rights in this Section 9.12 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For purposes of clarity, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

AFFLE 3IL LTD.

By: /s/ Viraj Sinh

Name: Viraj Sinh

Title: Director

By: /s/ Anuj Khanna Sohum

Name: Anuj Khanna Sohum

Title: Authorised Signatory

By: /s/ Anuj Khanna Sohum

Name: Anuj Khanna Sohum

Title: Authorised Signatory

AFFLE 3IL INVESTCO LTD.

By: /s/ Viraj Sinh

Name: Viraj Sinh

Title: Director

By: /s/ Anuj Khanna Sohum

Name: Anuj Khanna Sohum

Title: Authorised Signatory

[Signature Page to the Agreement and Plan of Merger]

PERION NETWROK LTD. By: /s/ Tal Jacobson Name: Tal Jacobson Title: CEO By: /s/ Elad Tzubery Name: Elad Tzubery Title: CFO

[Signature Page to the Agreement and Plan of Merger]